Wendy's International, Inc.

  

shareholder information

**Notice of 2003 Annual Meeting of Shareholders,
Proxy Statement, Financial Statements and Other Information**

Contents

WENDY'S INTERNATIONAL, INC.

P.O. Box 256
Dublin, Ohio 43017-0256

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of Wendy's International, Inc.:

Notice is hereby given that the Annual Meeting of Shareholders of Wendy's International, Inc. (the "Company") will be held at the Veterans Memorial, 300 West Broad Street, Columbus, Ohio 43215, on Wednesday, April 23, 2003, at 10:00 a.m., local time, for the following purposes, all of which are more completely set forth in the accompanying Proxy Statement:

1. To elect four Directors, each for a term of three years.

2. To approve a proposal to amend the Company's 1990 Stock Option Plan.

3. To consider a Shareholder Proposal if presented at the Annual Meeting, as described on pages 24 to 27 of the Proxy Statement.

4. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on February 28, 2003 are entitled to notice of and to vote at the Annual Meeting of Shareholders.

YOUR VOTE IS IMPORTANT

Again this year we are offering registered shareholders the opportunity to vote their shares electronically through the internet or by telephone. Please see the Proxy Statement and the enclosed Proxy for details about electronic voting. You are urged to date, sign and promptly return the enclosed Proxy, or to vote electronically through the internet or by telephone, so that your shares may be voted in accordance with your wishes and so that the presence of a quorum may be assured. Voting promptly, regardless of the number of shares you hold, will aid the Company in reducing the expense of additional Proxy solicitation. Voting your shares by the enclosed Proxy, or electronically through the internet or by telephone, does not affect your right to vote in person in the event you attend the meeting. You are cordially invited to attend the meeting, and we request that you indicate your plans in this respect in the space provided on the enclosed form of Proxy or as prompted if you vote electronically through the internet or by telephone.



LEON M. McCORKLE, JR.
Secretary

Dublin, Ohio
March 4, 2003

WENDY'S INTERNATIONAL, INC.

P.O. Box 256
Dublin, Ohio 43017-0256
(614) 764-3100

PROXY STATEMENT

The enclosed Proxy, for use at the Annual Meeting of Shareholders to be held on Wednesday, April 23, 2003, and any adjournments thereof, is being solicited on behalf of the Board of Directors of the Company. A shareholder may also choose to vote electronically by accessing the internet site or by using the toll-free telephone number stated on the form of Proxy. Without affecting any vote previously taken, the Proxy may be revoked by the shareholder by giving notice of revocation to the Company in writing, by accessing the internet site, by using the toll-free telephone number stated on the form of Proxy, or in open meeting. A shareholder may also change his or her vote by executing and returning to the Company a later-dated Proxy, by a later-dated electronic vote through the internet site, by using the toll-free telephone number stated on the form of Proxy, or by voting at the open meeting. All properly executed Proxies received by the Board of Directors, and properly authenticated electronic votes recorded through the internet or by telephone, will be voted as directed by the shareholder. All properly executed Proxies received by the Board of Directors which do not specify how shares should be voted will be voted **"FOR"** the election as Directors of the nominees listed below under "ELECTION OF DIRECTORS", **"FOR"** approval of the proposal to amend the Company's 1990 Stock Option Plan, and **"AGAINST"** the Shareholder Proposal, if presented at the Annual Meeting, described on pages 24 to 27 of this Proxy Statement.

Solicitation of Proxies may be made by mail, personal interview and telephone by Officers, Directors and regular employees of the Company, and by employees of the Company's transfer agent, American Stock Transfer and Trust Company. In addition, the Company has retained, at an estimated cost of $10,000 plus reasonable expenses, Georgeson Shareholder Communications, Inc., a firm specializing in proxy solicitations. The Company will reimburse its transfer agent, banks, brokers, and other custodians, nominees and fiduciaries for their reasonable costs in sending proxy materials to shareholders.

The internet and telephone procedures for voting and for revoking or changing a vote are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been properly recorded. Shareholders that vote through the internet should understand that there may be costs associated with electronic access, such as usage charges from internet access providers and telephone companies, that will be borne by the shareholder.

This Proxy Statement, including the Notice of Meeting, was first mailed to shareholders on March 7, 2003.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Rights

The total number of outstanding shares entitled to vote at the meeting is 114,357,572, and only shareholders of record at the close of business on February 28, 2003, are entitled to notice of and to vote at the meeting or any adjournments thereof. Each shareholder is entitled to one vote for each share held and has cumulative voting rights in the election of Directors. A shareholder wishing to exercise cumulative voting must notify the President, a Vice President or the Secretary of the Company in writing not less than 48 hours before the meeting. If cumulative voting is requested and if an announcement of such request is made upon the convening of the meeting by the Chairman or Secretary or by or on behalf of the shareholder requesting cumulative voting, each shareholder will have a number of votes equal to the number of Directors to be elected multiplied by the number of shares owned by such shareholder and will be entitled to distribute votes among the nominees as the shareholder sees fit. If cumulative voting is requested, as described above, the enclosed Proxy, and votes recorded through the internet or by telephone, would grant discretionary authority to the Proxies named therein to cumulate votes and to distribute the votes among the candidates.

Security Ownership of Certain Beneficial Owners

The following table sets forth information (based upon filings with the Securities and Exchange Commission) with respect to the persons known to the Company to own beneficially more than five percent of the outstanding common shares of the Company as of February 28, 2003:

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class
Common shares	Barrow, Hanley, Mewhinney & Strauss, Inc. One McKinney Plaza 3232 McKinney Avenue 15th Floor Dallas, Texas 75204-2429	6,763,180 (a)	5.9%
Common shares	Ronald V. Joyce 690 Princeton Way SW Calgary, Alberta T2P 5J9 Canada	5,741,262	5.0%

(a)   As of December 31, 2002.

Security Ownership of Management

The following table sets forth, as of February 28, 2003, information with respect to the Company's common shares owned beneficially by each Director, by each nominee for election as a Director of the Company, by the Executive Officers named in the Summary Compensation Table set forth on page 9 of this Proxy Statement and by all Directors and Executive Officers as a group:

(1) Title of class	(2) Name of beneficial owner	(3) Amount and nature of beneficial ownership (a) (b)	(4) Percent of class
(All of these are common shares.)	John T. Schuessler	279,766	.2%
	Kerrii B. Anderson	71,924	.1%
	Paul D. House	145,347	.1%
	Ernest S. Hayeck	12,550	—
	Janet Hill	13,250	—
	Thomas F. Keller	14,044	—
	William E. Kirwan (c)	1,425	—
	True H. Knowles	10,750	—
	David P. Lauer	198,251	.2%
	Andrew G. McCaughey	11,750	—
	James F. Millar (d)	0	—
	James V. Pickett	80,997	.1%
	Thekla R. Shackelford	29,184	—
	Donald F. Calhoon	55,382	—
	George Condos	105,677	.1%
	Thomas J. Mueller	114,394	.1%
	All Directors and Executive Officers as a group (24 persons)	1,449,069	1.3%

(a)   The amounts reflected in this table include common shares in which there is shared voting and investment power.

(b)   Includes options exercisable within 60 days following February 28, 2003.

(c)   Dr. Kirwan became a Director on February 20, 2001.

(d)   Mr. Millar became a Director on November 1, 2001.

The information with respect to beneficial ownership is based upon information furnished by each Director, nominee or Executive Officer, or information contained in filings made with the Securities and Exchange Commission.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Executive Officers to file reports of ownership and changes of ownership with the Securities and Exchange Commission and the New York Stock Exchange. The Company assists its Directors and Executive Officers in completing and filing those reports. The Company believes that all filing requirements applicable to its Directors and Executive Officers were complied with during the last completed fiscal year.

ELECTION OF DIRECTORS

The Board of Directors has designated the following nominees for election as Directors of the Company with their terms to expire in 2006:

Name	Age	Directors and Their Principal Occupations / Business Experience	Director Since
James V. Pickett 	61	Chairman, The Pickett Realty Advisors Inc.; Principal, Stonehenge Financial Holdings, Inc., Dublin, Ohio. Mr. Pickett has served as President and Chief Executive Officer of various companies generally known as The Pickett Companies since 1969. The Pickett Companies are involved in real estate development, ownership and management. Mr. Pickett was also the Vice Chairman of Banc One Capital Corporation from February 1, 1993 to August 4, 1999. He became a Principal of Stonehenge Financial Holdings, Inc. on August 6, 1999. Stonehenge Financial Holdings, Inc. is an investment management firm. (1)	1982
Thomas F. Keller 	71	R.J. Reynolds Professor of Business Administration, Fuqua School of Business, Duke University, Durham, North Carolina. Dr. Keller was also Dean of the Fuqua School of Business at Duke University until he retired from that position on May 31, 1996. He was also Dean of the Fuqua School of Business Europe from July 1, 1999 to June 30, 2001. (1)	1991
David P. Lauer 	60	Retired President and Chief Operating Officer, Bank One, Columbus, NA, Columbus, Ohio. Mr. Lauer was Office Managing Partner of the Columbus office of Deloitte & Touche LLP from January, 1989 until he retired in June, 1997. He was also a member of the board of directors of Deloitte & Touche LLP from 1988 to 1995. He was appointed to his former position with Bank One, Columbus, NA in June, 1997. Mr. Lauer retired from that position in January, 2001. He has been a Certified Public Accountant since 1968. (1)	2000
James F. Millar 	55	President and Chief Operating Officer – Pharmaceutical Distribution and Medical Products, Cardinal Health, Inc., Dublin, Ohio. Mr. Millar has been President and Chief Operating Officer – Pharmaceutical Distribution and Medical Products of Cardinal Health, Inc. since 1987. Cardinal Health, Inc. provides products and services to healthcare providers and manufacturers.	2001

The following Directors will continue to serve after the 2003 Annual Meeting:

Terms Expiring in 2004

Name	Age	Directors and Their Principal Occupations / Business Experience	Director Since
Ernest S. Hayeck . . . . 	78	Retired Judge, Trial Court of Massachusetts. Judge Hayeck was a Trial Court Justice for the State of Massachusetts, from January 27, 1970 until he retired on January 26, 1993. Judge Hayeck was awarded the American Bar Association Franklin N. Flaschner Judicial Award in 1992. He is also a faculty member of the National Judicial College	1993
Janet Hill . . . . 	55	Vice President, Alexander & Associates, Inc., Washington, D.C. Mrs. Hill provides corporate planning, advice and analysis to directors, executives and managers in the areas of human resource planning, corporate responsibility, corporate communications and government consultation. Alexander & Associates, Inc. is a corporate consulting firm. (1)	1994
True H. Knowles . . . . 	65	Retired President and Chief Operating Officer, Dr Pepper Company, and Retired Executive Vice President, Dr Pepper/Seven-Up Companies, Inc., Dallas, Texas. Mr. Knowles was President and Chief Operating Officer of the Dr Pepper Company and Executive Vice President of Dr Pepper/Seven-Up Companies, Inc., from January, 1992 until he retired in June, 1995. (1)	1997
Paul D. House . . . . 	59	President and Chief Operating Officer, The TDL Group Ltd., Oakville, Ontario, Canada. Mr. House has been the Chief Operating Officer of The TDL Group Ltd. since January, 1992. He assumed his current position on December 29, 1995. The TDL Group Ltd. franchises and operates Tim Hortons restaurants.	1998

4

Terms Expiring in 2005

Name	Age	Directors and Their Principal Occupations / Business Experience	Director Since
Thekla R. Shackelford . . . 	68	Owner / President, School Selection Consulting, Columbus, Ohio. Mrs. Shackelford is an educational consultant and served as President of the National Professional Association for Education Consultants from 1987 to 1988. Prior to 1987, she was Director of Development of the Buckeye Boys Ranch located in Columbus, Ohio. She currently is serving as Chair of the I KNOW I CAN and Project GRAD boards in Columbus, Ohio, and on the board of the Ohio State University Foundation. Mrs. Shackelford is the recipient of numerous awards for community service and educational achievements. (1)	1984
John T. Schuessler . . . . . . 	52	Chairman of the Board, Chief Executive Officer and President. Mr. Schuessler joined the Company in 1976 and has been promoted several times. He was Executive Vice President, U.S. Operations from February 20, 1995 until February 19, 1997, when he became President and Chief Operating Officer, U.S. Operations. He became Chief Executive Officer and President on March 16, 2000. He assumed his current position on May 1, 2001.	2000
Kerrii B. Anderson . . . . . 	45	Executive Vice President and Chief Financial Officer. Mrs. Anderson joined the Company on September 1, 2000. Prior to joining the Company, Mrs. Anderson had held the titles of Senior Vice President and Chief Financial Officer of M/I Schottenstein Homes, Inc. since 1987. She was also Secretary of M/I Schottenstein Homes, Inc. from 1987 to 1994 and Assistant Secretary from 1994 until she joined the Company. (1)	2000
William E. Kirwan . . . . . . 	65	Chancellor, University System of Maryland, Adelphi, Maryland. Dr. Kirwan assumed this position effective August 1, 2002. He had previously served as President of The Ohio State University for four years and as President of the University of Maryland for nine years.	2001

(1) Mr. Pickett serves as a director of Metatec Corporation; Dr. Keller serves as a director of Hatteras Income Securities, Inc., Nations Funds, Inc., Nations Fund Trust, Nations Government Income Term Trust 2003, Inc., Nations Government Income Term Trust 2004, Inc., Nations Balanced Target Maturity Fund Inc., DIMON International and Biogen Inc.; Mr. Lauer serves as a director of AirNet Systems, Inc., Metatec Corporation, Diamond Hill Investment Group and Huntington Preferred Capital, Inc.; Mrs. Hill serves as a director of The Progressive Corporation, Dean Foods Company and Nextel Communications, Inc.; Mr. Knowles serves as a director of Cott Corporation; Mrs. Shackelford serves as a director of Fiserv Inc.; and Mrs. Anderson serves as a director of Lancaster Colony Corporation.

Mr. Andrew G. McCaughey is currently a Director of the Company. Mr. McCaughey, age 80, was formerly Chairman and Chief Executive Officer of Scott's Hospitality Inc. from April 30, 1989 to September 3, 1992. Scott's Hospitality Inc. operated restaurants and hotels, and was also involved with the school bus and retail photography industries. Scott's Hospitality Inc. had been a Canadian franchisee operating both Wendy's and Tim Hortons restaurants since 1987. Mr. McCaughey announced his retirement as a Director effective April 23, 2003, and is not standing for re-election as a Director.

Unless otherwise directed, the persons named in the Proxy will vote the Proxies for the election of Messrs. Pickett, Keller, Lauer and Millar, as Directors of the Company, each to serve for a term of three years and until their successors are elected. While it is contemplated that all nominees will stand for election, in the event any person nominated fails to stand for election, the Proxies will be voted for such other person or persons as may be designated by the Directors. Management has no reason to believe that any of the above-mentioned persons will not stand for election or serve as a Director.

Under Ohio law and the Company's Regulations, the nominees receiving the greatest number of votes will be elected as Directors. Shares as to which the authority to vote is withheld and broker non-votes are not counted toward the election of Directors or toward the election of the individual nominees specified on the Proxy.

OTHER DIRECTOR INFORMATION AND COMMITTEES OF DIRECTORS

In February, 2001 the Board of Directors adopted Principles of Governance and Governance Guidelines that address Board structure, membership, performance, operations and management oversight. Pursuant to the Principles of Governance and Governance Guidelines, the Board of Directors meets quarterly in executive session (without management present). The discussion leader for these meetings generally is the Chair of the Nominating and Corporate Governance Committee, although the Chairs of the Audit and Compensation Committees lead discussions on matters within the purview of those Committees. The Company's investor website contains more information about the Principles of Governance and Governance Guidelines.

The Company's investor website also contains a description of its strategic plan, including the elements of the plan and the role of the Directors in the development, formulation and oversight for future performance and refinement of the plan.

A total of 10 meetings of the Board of Directors of the Company were held during 2002. No Director attended less than 75 percent of the aggregate of (i) the total number of meetings of the Board of Directors, and (ii) the total number of meetings held by all committees of the Board of Directors on which that Director served during the period each served as a Director, except for Mr. House.

Directors who are not employees of the Company or its subsidiaries are paid $7,000 quarterly, plus $1,500 for each Board meeting and $1,000 for each qualified committee meeting attended, including telephonic meetings, for all services, plus expenses. If more than one qualified meeting is held on the same day, a separate fee is paid for each meeting attended. Meetings of the Audit, Compensation and the Nominating and Corporate Governance Committees are qualified meetings, as are meetings of any special committees established from time to time. In addition, the Chairs of those committees are paid a retainer of $1,250 quarterly.

Directors who are not employees of the Company or its subsidiaries also receive grants of stock options under Part II of the Company's 1990 Stock Option Plan. Each Director who is not an employee of the Company receives an annual grant of options to purchase 2,500 common shares. The option exercise price is 100% of the fair market value of the Company's common shares on the date of grant. Options are granted on the date on which the regularly scheduled Board meeting is held during the Company's third fiscal quarter. Each option is granted for a period of 10 years. 25% of the options granted each year become exercisable on each of the first four anniversaries of the grant date for such options. If the proposed amendments to the 1990 Stock Option Plan are approved by shareholders, beginning in 2003, each Director who is not an employee of the Company or its subsidiaries will receive an annual grant of options to purchase 5,500 common shares and such grants will be made on the date on which the regularly scheduled Board meeting is held during the Company's second fiscal quarter, except that in 2003 such grants will be made on April 23, 2003, the date of the Annual Meeting of Shareholders. The proposed amendments will not affect the other terms described in this paragraph.

Pursuant to the Board's Governance Guidelines, which were adopted in 2001 and specify a maximum age for Directors at the time of election or re-election, Mr. McCaughey is not standing for re-election as a Director. Since Mr. McCaughey will not be able under the terms of the 1990 Stock Option Plan to exercise certain options granted to him for service as a Director, the Company has agreed to make a cash payment to Mr. McCaughey equal to the difference between the closing price for the Company's common shares on the date of the Annual Meeting of Shareholders and the exercise price for unexercisable options granted to Mr. McCaughey while he was a Director.

The Board of Directors has a Nominating and Corporate Governance Committee, a Compensation Committee and an Audit Committee, all of which are comprised solely of independent Directors.

The members of the Nominating and Corporate Governance Committee are Messrs. Pickett (Chair), Knowles, Lauer and Millar, and Mrs. Shackelford. The Committee met four times during 2002. Its function is to recommend candidates for membership to the Board of Directors. The Committee also discussed various corporate governance matters during 2002. The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders for the 2004 Annual Meeting of Shareholders, provided that the names of such nominees are submitted in writing, not later than November 7, 2003, to James V. Pickett, P.O. Box 256, Dublin, Ohio 43017-0256. Each such submission must include a statement of the qualifications of the nominee, a consent signed by the nominee evidencing a willingness to serve as a Director, if elected, and a commitment by the nominee to meet personally with the Committee members.

The members of the Compensation Committee are Mmes. Shackelford (Chair) and Hill, and Messrs. Kirwan, Knowles, McCaughey and Millar. The Compensation Committee met five times during 2002. The Compensation Committee's function is to examine the levels and methods of compensation employed by the Company with respect to the individuals named or to be named in the Company's proxy statement, to review and evaluate alternative and additional compensation programs for these individuals, and to make recommendations to the Board of Directors on such matters. The Compensation Committee has the authority to make all decisions regarding the individuals to whom options are to be granted under the Company's stock option plans, and the timing, pricing, number of options to be granted and the other terms of such grants (the Compensation Committee does not have the authority to amend the terms of the stock option plans or to adopt new stock option plans). In addition, the Compensation Committee has the authority to adopt one or more cash bonus plans, subject to shareholder approval, which will qualify compensation paid thereunder as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, and to implement and administer such plans.

The members of the Audit Committee are Messrs. Keller (Chair), Hayeck, Lauer and Pickett. The Committee met nine times during 2002. Its function is to provide assistance to the Board of Directors in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting process, the Company's system of internal controls, the Internal Audit function, the annual independent audit of the Company's financial statements, and the Company's code of ethical conduct.

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is "independent" within the meaning of applicable New York Stock Exchange rules. In 2001 the Committee recommended, and the Board of Directors approved, a revised Audit Committee Charter, which was attached as an appendix to the 2001 Proxy Statement.

In performing its responsibilities, the Committee, in addition to other activities, (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit

Committees), as modified or supplemented; and (iii) received the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as modified or supplemented, and discussed with PricewaterhouseCoopers LLP the firm's independence. Based on these reviews, discussions and activities, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2002 for filing with the Securities and Exchange Commission.

Audit Fees

The aggregate fees for the audit of the Company's annual consolidated financial statements for the most recent fiscal year and the reviews of the consolidated financial statements included in the Company's Forms 10-Q were $649,300.

Financial Information Systems Design and Implementation Fees

There were no fees for professional services described in paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X rendered by PricewaterhouseCoopers LLP for the most recent fiscal year.

All Other Fees

The aggregate fees for services rendered by PricewaterhouseCoopers LLP, other than the services covered in the two preceding paragraphs, for the most recent fiscal year were as follows.

Audit related fees	$ 409,600(1)
Tax service fees	$ 899,600
Other service fees	$ 19,500
Total	$1,328,700

(1) Includes primarily services rendered in connection with acquisitions and investments made by the Company during the year, accounting services rendered in connection with the Company's Senior Notes offering and benefit plan audits.

The Audit Committee considered whether the provision of non-audit services by PricewaterhouseCoopers LLP was compatible with maintaining such firm's independence.

Respectfully submitted,

Audit Committee
Thomas F. Keller, Chair
Ernest S. Hayeck
David P. Lauer
James V. Pickett

COMPENSATION OF MANAGEMENT

The following table summarizes compensation awarded or paid to, or earned by, each of the named Executive Officers during each of the Company's last three fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation			Long Term Compensation	All Other Compensation ($) (1)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	
John T. Schuessler, Chairman of the Board, Chief Executive Officer and President (2)	2002	863,693	1,931,250	78,683(3)	330,000	343,955
	2001	790,481	1,716,800		214,181	154,779
	2000	627,303	1,343,716		270,220	57,620
Kerrii B. Anderson, Executive Vice President and Chief Financial Officer (4)	2002	359,885	965,625	(5)	88,000	62,253
	2001	333,970	858,400		60,373	18,474
	2000	199,692	300,000		55,000	0
Thomas J. Mueller, President and Chief Operating Officer – North America (6)	2002	339,154	728,035	(5)	88,000	121,358
	2001	315,798	670,639		62,224	94,121
	2000	238,889	486,346		65,470	44,737
George Condos, Executive Vice President	2002	326,500	523,275	(5)	49,500	78,857
	2001	313,731	486,494		40,964	75,807
	2000	303,038	523,116		40,909	21,681
Donald F. Calhoon, Executive Vice President	2002	321,923	523,275	(5)	49,500	61,292
	2001	294,889	483,963		40,062	37,040
	2000	260,983	298,708		37,506	28,050

(1) The amounts shown in this column for each named Executive Officer consist of (i) executive health insurance premiums paid by the Company for coverage for the named Executive Officers of $3,173 per person for each year (except that no premiums were paid for Mrs. Anderson in 2001 and 2000); and (ii) contributions or other allocations to the Company's Profit Sharing and Savings Plan, and the amount allocated to the account of each of the named Executive Officers under the Company's Supplemental Executive Retirement Plan ("SERP"), as follows:

Name	Profit Sharing and Savings Plan			SERP Allocations		
	2002	2001	2000	2002	2001	2000
Mr. Schuessler	$4,000	$5,808	$2,375	$336,782	$145,798	$52,072
Mrs. Anderson	$8,000	$2,585	$ 0	$ 51,080	$ 15,889	$ 0
Mr. Mueller	$8,000	$9,208	$2,375	$110,185	$ 81,740	$39,189
Mr. Condos	$8,000	$9,208	$2,375	$ 67,684	$ 63,426	$16,133
Mr. Calhoon	$8,000	$9,208	$2,375	$ 50,119	$ 24,659	$22,502

(2) Mr. Schuessler was President and Chief Operating Officer, U.S. Operations, until March 16, 2000, at which time he was named Chief Executive Officer and President. He assumed his current position on May 1, 2001.

(3) Other annual compensation for Mr. Schuessler in 2002 consists of personal use of Company aircraft in the amount of $67,123 and personal use of a Company car in the amount of $11,560. The aggregate incremental cost of perquisites and other personal benefits received by Mr. Schuessler in 2001 and 2000 did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus paid to Mr. Schuessler for those years.

(4) Mrs. Anderson joined the Company on September 1, 2000 in her current position.

(5) The aggregate amount of perquisites and other benefits received by Mrs. Anderson and Messrs. Mueller, Condos and Calhoon did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus of such individuals in 2002, 2001 or 2000.

(6) Mr. Mueller joined the Company as a Senior Vice President effective June 29, 1998. He assumed his current position on May 1, 2000.

The following table sets forth information concerning individual grants of stock options made during the last fiscal year to each of the named Executive Officers.

OPTIONS GRANTED IN LAST FISCAL YEAR

	Individual Grants				
Name	Number of securities underlying options granted (#) (1)	% of total options granted to employees in fiscal year	Exercise price ($/share) (2)	Expiration date	Grant date present value $ (3)
John T. Schuessler	330,000	9.51%	$37.865	4/28/12	$4,268,517
Kerrii B. Anderson	88,000	2.54%	$37.865	4/28/12	$1,138,271
Thomas J. Mueller	88,000	2.54%	$37.865	4/28/12	$1,138,271
George Condos	49,500	1.43%	$37.865	4/28/12	$ 640,278
Donald F. Calhoon	49,500	1.43%	$37.865	4/28/12	$ 640,278

(1)   25% of the options listed in this column become exercisable on April 29, 2003. An additional 25% become exercisable on each successive April 29. These exercise dates may be accelerated if the Company is involved in certain change-in-control transactions as specified in the Company's various stock option plans. If the Executive Officer's employment is terminated for any reason other than death, disability or retirement, the options will be canceled as of the date of such termination. If the Executive Officer's employment is terminated by reason of his death or disability, the options will become immediately exercisable and may be exercised at any time during the 12-month period after his death or date of becoming disabled, subject to the stated term of the options. If the Executive Officer's employment is terminated by reason of his retirement, the options may be exercised during the 48-month period after the retirement date, subject to the stated term of the options.

(2)   The exercise price is the mean of the high and low prices at which common shares of the Company are traded on the New York Stock Exchange on the date of grant.

(3)   All values shown are pretax. Values shown were calculated using the Black-Scholes option pricing model and the following assumptions: expected volatility 32.8743%; risk-free rate of return 4.6750%; dividend yield .7937%; and an expected time of exercise of 4.9 years. No adjustments were made for the non-transferability of the options or for the risk of forfeiture. The Company is not aware of any model which will determine with reasonable accuracy a present value based on future unknown or volatile factors. No gain to the optionees is possible without an increase in the market price of the Company's common shares above the market price on the date of grant. If such increase occurs, all shareholders will benefit commensurately. If no increase in the market price occurs, optionees will realize no value from stock options.

The following table sets forth information regarding each individual exercise of stock options made during the last fiscal year by each of the named Executive Officers.

AGGREGATED OPTION EXERCISES
IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

Name	Shares acquired on exercise (#)	Value realized ($)	Number of securities underlying unexercised options at fiscal year-end (#)		Value of unexercised in-the-money options at fiscal year-end ($) (1) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John T. Schuessler	85,819	1,071,536	144,148	635,732	153,266	1,203,872
Kerrii B. Anderson	7,500	84,650	35,093	160,780	108,048	161,321
Thomas J. Mueller	0	0	86,701	172,984	411,514	321,176
George Condos	0	0	90,618	110,660	145,686	207,946
Donald F. Calhoon	28,300	266,263	30,656	104,130	105,344	162,463

(1)   All values as shown are pretax.

(2)   Based on the fiscal year-end closing price of $27.26 per share.

The Company has three retirement plans which apply to Executive Officers in addition to other Officers and/or employees. The amounts of contributions or other allocations under the Profit Sharing and Savings Plan and the Supplemental Executive Retirement Plan for each of the named Executive Officers are set forth in footnote 1 to the Summary Compensation Table (see page 9). The third retirement plan is the Company's Pension Plan. Under the Pension Plan as in effect since January 1, 2001, each participant is credited with a basic benefit determined by years of service. The Company contribution is 1.5% of current compensation for participants with less than five years of service, 2.0% of current compensation for participants with at least five but less than 10 years of service, and 2.5% of current compensation for participants with 10 or more years of service. Notwithstanding the contribution rates set forth above, the maximum annual compensation amount for which contributions can be made to the Pension Plan under the Internal Revenue Code is currently $200,000. All accounts are credited with interest at an annual rate equal to the greater of 5% or the average of the 1 year Constant Maturity Treasury Rates for each of the 12-months ending with the month of November, plus 1%. The estimated annual benefits payable upon retirement at normal retirement age under the Pension Plan for each of the named Executive Officers are as follows: John T. Schuessler, $79,056; Kerrii B. Anderson, $25,185; Thomas J. Mueller, $20,267; George Condos, $93,785; and Donald F. Calhoon, $72,008. The estimated annual retirement benefits assume a 7.5% interest factor and retirement at age 65.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Company's executive compensation policy has been "pay for performance" since well before the current popularity of that concept. In an effort to provide shareholders with a better understanding of the Company's executive compensation practices, this report provides information beyond the information required by the proxy rules of the Securities and Exchange Commission.

Compensation Philosophy

The Company's executive compensation program is based on two objectives:

Providing market-competitive compensation opportunities, and

Creating a strong link among the interests of the shareholders, the Company's financial performance, and the total compensation of the Company's Executive Officers.

There are three components to the Company's executive compensation program: annual cash compensation, longer-term incentive compensation and benefits. The annual cash compensation program is comprised of base salary and annual incentive compensation. Base salary and annual incentive compensation opportunities are set by periodic comparison to external rates of pay for comparable positions within the food-service industry. The companies used for this comparison for 2002 were comprised of the participants in the National Chain Restaurant Compensation Association annual survey and the same companies which comprise the "Peer Group Index" shown on the graph on page 14. The companies which comprise the Peer Group Index have revenues of at least $1 billion and reflect the Company's scope of operations and the competitive market in the restaurant industry for senior executive talent.

Base salary ranges are targeted at the 50th percentile of competitive data. Individual variability is based on performance and experience. Adjustments are normally considered annually, based upon general movement in external salary levels, individual performance and potential, and/or changes in the position's duties and responsibilities.

During 2001 the Committee completed a review of the Company's cash bonus plans applicable to Executive Officers and implemented new plans that replaced the Company's prior bonus plans and linked individual award opportunities more closely with Company performance. The new bonus plans applied to Executive Officers for the 2002 fiscal year. Under the Senior Executive Annual Performance Plan (the "Senior Executive Plan") (which Mr. Schuessler and Mrs. Anderson participated in during fiscal 2002) and the Executive Annual Performance Plan (the "Executive Plan") (which other Executive Officers participated in), participants received annual incentive awards which were based on the extent to which the Company exceeded specified earnings per share, return on assets, and, for certain participants, Wendy's North America or International Division income goals for the year. The Committee established specific performance objectives for 2002 under both plans, and the eligible participants and individual award opportunities for those participants under the Senior Executive Plan. In accordance with the terms of the Executive Plan, Mr. Schuessler determined the participants, the individual award opportunities for those participants, and the allocation of performance objectives between overall corporate results and business unit results in consultation with the Committee under the Executive Plan. The performance objectives and individual award opportunities were designed to create financial incentives that were closely tied to Company performance.

The longer-term incentive compensation program consists of stock options. Award opportunities under the stock option program for 2002 were set by comparison to stock option grants made to comparable positions at companies with revenues of at least $1 billion within the food-service industry and other industrial companies with revenues between $1 billion and $3 billion, and were set at approximately the 75th percentile. The companies used for the food-service industry comparison were the same companies which comprise the Peer Group Index shown on the graph on page 14. Options are exercisable at not less than 100% of the fair market value of the Company's common shares on the date of grant. Award opportunities under the stock option program are based primarily on a fixed number of options for each eligible employee grade. As a result, the Black-Scholes value of options awarded will increase or decrease based on how the Company's stock price has changed since the previous year's option awards (assuming that the other inputs used in the Black-Scholes calculation remain constant). The fixed number of options to be awarded will be adjusted periodically by comparison to comparable positions within the food-service industry and to other industrial companies with revenues between $1 billion and $3 billion. In addition, the number of options awarded was adjusted in 2002 to reflect earnings per share growth and the Company's three-year average total shareholder return relative to the Standard & Poor's 500 Index. This adjustment serves to more closely align stock option compensation opportunities to Company performance.

Grantees do not receive a benefit from stock options unless and until the market price of the Company's common shares increases. This program accomplishes the objective of linking each Executive Officer's opportunity for financial gain to increases in shareholder wealth, as reflected by the market price of the Company's common shares.

The benefits program is comprised of retirement income and group insurance plans. The objective of the program is to provide Executive Officers with reasonable and competitive levels of protection against the four contingencies (retirement, death, disability and ill health) which will interrupt the Executive Officer's employment and/or income received as an active employee. The retirement program consists of two tax-qualified plans that cover all full-time management and administrative employees, and a supplemental retirement plan which covers the Executive Officers and other Officers of the Company. The group insurance program consists of life, disability and health insurance benefit plans that cover all full-time management and administrative employees and the executive health care reimbursement plan, which covers Executive Officers and other Officers.

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the ability of a publicly-held corporation, such as the Company, to claim a deduction on its federal income tax return for compensation in excess of $1 million paid for a given fiscal year to the chief executive officer (or person acting in that capacity) at the close of the corporation's fiscal year and the four most highly compensated officers of the corporation, other than the chief executive officer, at the end of the corporation's fiscal year, unless the requirements specified in applicable Internal Revenue Service regulations are met. The $1 million compensation deduction limitation does not apply to "performance-based compensation". The Company believes that compensation paid under the Senior Executive Plan and its stock option plans qualifies as "performance-based compensation" for purposes of Section 162(m).

Compensation for Chief Executive Officer

Mr. Schuessler was named Chief Executive Officer and President of the Company on March 16, 2000. He had previously served as President and Chief Operating Officer, U.S. Operations of the Company. Mr. Schuessler was named Chairman of the Board, Chief Executive Officer and President on May 1, 2001.

Mr. Schuessler's base salary for 2002 was targeted at the 50th percentile of competitive data, taking into consideration the Company's overall compensation philosophy, Mr. Schuessler's performance since being named Chief Executive Officer and President, and the Company's performance under his leadership.

An annual cash incentive award was payable under the Senior Executive Plan to Mr. Schuessler only if the Company achieved or exceeded specified earnings per share and return on assets goals. The amount of the award increased if the Company exceeded the specified goals. Conversely, no award was payable if the Company did not achieve the specified goals. The payment to Mr. Schuessler for 2002 was based on the extent to which the 2002 goals were achieved. 69% of Mr. Schuessler's cash compensation for 2002 was incentive pay. Since the incentive award increased as the Company's performance increased, and decreased if the specified goals were not met, Mr. Schuessler's cash compensation was significantly affected by the Company's performance. Mr. Schuessler did not participate in the Executive Plan.

Long-term incentives in the form of stock options were granted to Mr. Schuessler in 2002. Stock options were granted at 100% of the fair market value of the Company's common shares on April 29, 2002, the date of grant. Options serve to directly align Mr. Schuessler's interests with the interests of other shareholders, since Mr. Schuessler will not realize a benefit unless and until the market price of the Company's common shares increases.

The Committee considered the number of unexercised options already held by Mr. Schuessler, competitive practices and the Company's earnings per share growth and three year average total shareholder return relative to the Standard & Poor's 500 Index in determining the number of options to grant in 2002. The number of options granted in 2002 to Mr. Schuessler was designed to approximate the 75th percentile of competitive practice for comparable positions within the food-service industry and at other industrial companies with revenues between $1 billion and $3 billion, consistent with the policy previously described, adjusted for the Company's earnings per share growth and three year average total shareholder return relative to the Standard & Poor's 500 Index.

The Committee believes that Mr. Schuessler was reasonably compensated for the job he has done as the Chairman of the Board, Chief Executive Officer and President. His opportunities to increase his future compensation depend on the Company's future performance and the competitive pay practices of comparable positions within the food-service industry. The compensation programs applicable to Mr. Schuessler have accomplished the objective of linking shareholder and financial performance to Mr. Schuessler's total compensation.

Respectfully submitted,

Compensation Committee
Thekla R. Shackelford, Chair
Janet Hill
William E. Kirwan
True H. Knowles
Andrew G. McCaughey
James F. Millar

COMPARISON OF FIVE-YEAR TOTAL RETURN FOR WENDY'S INTERNATIONAL, INC., THE PEER GROUP INDEX AND THE S&P 500 INDEX

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return (as measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the Company's share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period) against the cumulative total return of the S&P 500 Stock Index and a peer group of other companies with restaurant operations (excluding the Company) (the "Peer Group Index"). The companies which comprise the Peer Group Index have revenues of at least $1 billion and reflect the Company's scope of operations and the competitive market in the restaurant industry for senior executive talent.

COMPARISON OF FIVE-YEAR TOTAL RETURN[1]
FOR WENDY'S INTERNATIONAL, INC.,
THE PEER GROUP INDEX[2] AND THE S&P 500 INDEX



	1997	1998	1999	2000	2001	2002
WEN	$100.00	91.67	88.30	113.10	126.85	118.55
PEER GROUP INDEX	100.00	154.07	149.51	144.49	133.40	103.55
S&P 500 INDEX	100.00	126.71	151.56	136.20	118.43	90.76

(1)   Assumes $100 invested on December 31, 1997, in Wendy's International, Inc. common shares, the Peer Group Index and the S&P 500 Index. Total return assumes dividend reinvestment.

(2)   The Peer Group Index has been computed by the Company, and is comprised of the following 10 companies: Advantica Restaurant Group, Inc.; Brinker International, Inc.; CBRL Group; CKE Restaurants, Inc.; Darden Restaurants, Inc.; Jack in the Box Inc.; McDonald's Corporation; Outback Steakhouse, Inc.; Starbucks Corporation; and YUM! Brands, Inc. (f/k/a Tricon Global Restaurants, Inc.). This Index has been weighted by market capitalization of each component company.

EXECUTIVE AGREEMENTS

The Company has entered into employment agreements ("Key Executive Agreements") with each of the Executive Officers named in the Summary Compensation Table (see page 9) as well as certain other Executive Officers. The Key Executive Agreements are intended to assure the Company that it will have the continued dedication, undivided loyalty, and objective advice and counsel from these key executives in the event of a proposed transaction, or the threat of a transaction, which could result in a change in control of the Company.

The Key Executive Agreements provide that in the event of a "change in control" (as defined therein), the key executives will be employed by the Company in their present positions for a period of approximately five years, or until the executive dies, is terminated for "cause" by the Company or terminates employment himself without good reason (as such terms are defined therein), whichever occurs first (the "Employment Term").

In the event of a change in control, the key executives will be entitled to continue to receive during their Employment Term the annual salary, bonus and other benefits made available to them by the Company immediately prior to the change in control. The Board of Directors will review annually the performance of each key executive during such Employment Term to determine whether or not such salary and bonus should be increased.

A key executive's employment may be terminated under the Key Executive Agreement for cause by the Company as defined therein. If a key executive is terminated for cause by the Company, the Company has no further obligation to pay any compensation or to provide benefits to the key executive.

A key executive may terminate his employment under the Key Executive Agreement after a change in control for good reason if the Company (i) changes the key executive's status, title, position or responsibilities in a way that does not represent a promotion, (ii) either reduces the key executive's base salary or provides an annual salary increase less than the increase in a defined consumer price index, (iii) requires the key executive to relocate beyond a 30 mile radius from the executive's business office location immediately prior to the change in control, (iv) takes action which results in a material reduction in compensation and benefits otherwise payable to the key executive, (v) materially breaches the Key Executive Agreement, or (vi) fails to notify the key executive that a successor to the Company has agreed to assume and perform under the Key Executive Agreement. If a key executive's employment is terminated by the Company without cause prior to a change in control, but the executive reasonably demonstrates that the termination of employment (i) was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a change in control, or (ii) otherwise occurred in connection with, or in anticipation of, a change in control which had been threatened or proposed, then such termination will be deemed to have occurred after a change in control for the purposes of the Key Executive Agreement, provided that a change in control shall actually have occurred.

If the employment of a key executive is terminated under a Key Executive Agreement by the executive for good reason or by the Company other than for cause, the Company will be obligated to make a lump-sum payment to the key executive of three times the sum of the executive's then-current salary plus average annual bonuses over the prior three years. If the key executive had not previously received bonus payments for three full plan years under the annual bonus plans and was an eligible participant under such plans at the time his employment was terminated, he will be deemed to have received a bonus in prior years equal to the bonus paid to such key executive's predecessor in the same position. If there was not a predecessor in the same position, the key executive will be deemed to have received a bonus in prior years equal to the average of the bonuses paid to participants in positions comparable to the executive's then-current position. The lump-sum payment will not be subject to offset. If the employment of the key executive is terminated under a Key Executive Agreement by the executive for good reason or by the Company other than for cause, the key executive will also be entitled to (i) continuation of group insurance benefits for three years, subject to offset for any benefits from subsequent employment, if any, (ii) purchase his Company automobile at the then-current book value, and (iii) a lump-sum payment equal to the present value of accrued retirement benefits after adding three additional years of benefit accrual, reduced by any vested benefits. In addition, any stock options or stock appreciation rights granted under plans of the Company will become immediately vested and exercisable, and any restrictions on any stock awarded to the key executive by the Company shall lapse.

If any payments or other benefits payable to an executive under a Key Executive Agreement or otherwise is subject to the excise tax under Internal Revenue Code Section 4999 or any similar tax, the Company is obligated under the Key Executive Agreement to pay to the executive an additional amount which, after deduction of any income, withholding and excise tax thereon, equals the excise tax.

The Company has established a benefits protection trust to provide for the payment of benefits to the key executives and to provide for the payment of reasonable legal fees or expenses incurred in good faith by the key executives in enforcing their rights under the Key Executive Agreements or any other benefit plans in which they participate.

CERTAIN TRANSACTIONS INVOLVING MANAGEMENT

A trust for the benefit of Paul D. House and his wife is the sole shareholder of a corporation which purchased a shopping center property in Tottenham, Ontario, Canada from an unrelated third party in 1998. As part of the shopping center purchase transaction, the corporation now leases a Tim Hortons restaurant to a subsidiary of the Company. The remaining term of the lease is 11 years. The amount of rent paid to the corporation in 2002 was the Canadian dollar equivalent of $35,024 (the exchange rate used for all Canadian dollar equivalents in this section is 1.5703 Canadian dollars per U.S. dollar). In the opinion of the Company, the terms of this lease are no less favorable than the Company and its subsidiaries could have obtained from an unrelated third party.

On December 19, 2002, the Company approved the transfer of 5,741,262 common shares of WENTIM, LTD., a subsidiary of the Company, to Jetport Investments, a general partnership between Mr. Joyce and Jetport, Inc., which is wholly-owned by Mr. Joyce. The exchangeable shares were exchangeable into 5,741,262 common shares of the Company. Pursuant to agreements previously entered into among the Company, certain of its subsidiaries and Mr. Joyce, the exchangeable shares were exchanged for common shares of the Company on January 2, 2003. The Company filed a Registration Statement on Form S-3 covering the common shares owned by Jetport Investments on October 29, 2002.

Mr. Joyce has interests in three real properties which are leased to a subsidiary of the Company. Mr. Joyce owns a 70% interest in a joint venture which leases the land and building for a Tim Hortons restaurant in Burlington, Ontario to a subsidiary of the Company. The remaining term of the lease is 11 years. Rent due under the lease is the greater of the Canadian dollar equivalent of $57,312 per year or 6% of sales. The amount of rent paid by the subsidiary of the Company to the joint venture in 2002 was the Canadian dollar equivalent of $95,486. In the opinion of the Company, the terms of this lease are no less favorable than the Company and its subsidiaries could have obtained from an unrelated third party.

Mr. Joyce has a two-thirds interest as a tenant in common in a joint venture which leases the land and building for a Tim Hortons restaurant in Beamsville, Ontario to a subsidiary of the Company. The remaining term of the lease is 9 years. Rent due under the lease is the greater of the Canadian dollar equivalent of $44,576 per year or 6% of sales. The amount of rent paid by the subsidiary of the Company to the joint venture in 2002 was the Canadian dollar equivalent of $86,202. In the opinion of the Company, the terms of this lease are no less favorable than the Company and its subsidiaries could have obtained from an unrelated third party.

A trust for the benefit of Mr. Joyce's children is the sole shareholder of a corporation which leases the land and building for a Tim Hortons restaurant in Brampton, Ontario to a subsidiary of the Company. The remaining term of the lease is 11 years. Rent due under the lease is the greater of the Canadian dollar equivalent of $22,925 per year or 9% of sales. The amount of rent paid by the subsidiary of the Company under this lease in 2002 was the Canadian dollar equivalent of $44,308. This lease commenced in early 1994, nearly two years before the Share Purchase Agreement between the Company and Mr. Joyce was executed.

Pursuant to an employment agreement between Mr. Joyce and a subsidiary of the Company which was negotiated and executed in connection with the Share Purchase Agreement between the Company and Mr. Joyce dated as of October 31, 1995, a subsidiary of the Company agreed to reimburse Mr. Joyce for reasonable overhead costs associated with the use of his aircraft for business purposes of the Company and its subsidiaries. The total amount paid to corporations owned by Mr. Joyce for air transportation services provided in 2002 was the Canadian dollar equivalent of $442,750. In the opinion of the Company, the payments for air transportation services made to these corporations were less than the Company and its subsidiaries would have paid for comparable services from unrelated third parties.

APPROVAL OF PROPOSAL TO AMEND THE COMPANY'S 1990 STOCK OPTION PLAN

The Company believes stock options more strongly align the interests of key employees with the interests of its other shareholders. The 1990 Stock Option Plan (the "1990 Plan") was adopted to benefit the Company and its shareholders by providing means for key employees and non-employee Directors ("Non-Employee Directors") to enlarge their ownership interest in the Company. The 1990 Plan is intended to accomplish three major objectives (i) encourage the judgment, initiative and efforts of key employees and Non-Employee Directors toward the continuing success of the Company, (ii) bring stock ownership levels of key employees into line with key employees of other food-service companies, and (iii) assist the Company in attracting, retaining and motivating key employees and Non-Employee Directors. Key employees may include not only the Executive Officers of the Company but also may include other Officers or employees of the Company who are able to contribute significantly to the success and growth of the Company.

The 1990 Plan consists of two Parts. Part I pertains to key employees of the Company. Part II pertains to Non-Employee Directors of the Company. Shareholders are being asked to amend the 1990 Plan to (i) increase the number of common shares issuable under Part I of the 1990 Plan to 24,025,000 from 23,455,000; (ii) permit optionees under Part I to exercise non-qualified options for one year and incentive stock options for a period of three months following termination of employment if such termination occurs without cause in connection with a disposition of one or more restaurants or other assets by the Company or its subsidiaries, or in connection with a sale or other disposition of a subsidiary (the current provision only permits post-termination exercise of stock options if the termination of employment occurs without cause in connection with the disposition of one or more restaurants of the Company or its subsidiaries); (iii) increases the number of stock options granted annually under Part II to Non-Employee Directors to 5,500 from 2,500; and (iv) amends the definition of "retirement" under Part II to be termination of membership on the Company's Board of Directors at or after attaining age 55 with at least three years of service as a member of the Board other than by reason of death or disability or for cause (the current definition of "retirement" is termination of membership on the Board of Directors at or after attaining age 55 with at least 10 years as a member of the Board other than by reason of death or disability or for cause), as more fully described below. Both the adoption of the 1990 Plan in 1991 and amendments to the 1990 Plan in 1994, 1997 and 2000 were approved by an overwhelming majority of shares voted.

The Board of Directors believes that it is desirable to be able to continue the incentive program provided by the 1990 Plan and therefore recommends that the shareholders approve the proposal to amend the 1990 Plan. The Board anticipates that the additional common shares authorized will cover the option grants which the Company may make in 2003.

The number and exercise price of options that will be received by each individual or group listed below under the Plan cannot be determined at this time. The following table sets forth the number and exercise price of options granted during the last fiscal year under the 1990 Plan, and the number of options granted under the 1990 Plan since it was initially adopted in 1990, to (i) each of the Executive Officers of the Company named in the Summary Compensation Table; (ii) all current Executive Officers of the Company as a group; (iii) all current Directors who are not Executive Officers as a group; (iv) each nominee for election as a Director of the Company; and (v) all employees, including all current Officers who are not

Executive Officers, as a group. No options were granted to associates of any of the Directors, Executive Officers or nominees for election as a Director of the Company, and no person received five percent (5%) or more of the options that could be granted under the 1990 Plan.

	Number of Options Granted in 2002	Exercise Price of Options Granted in 2002	Number of Options Granted Since 1990 Plan was Initially Adopted
John T. Schuessler, Chairman of the Board, Chief Executive Officer and President	330,000	$37.865	1,149,304
Kerrii B. Anderson, Executive Vice President and Chief Financial Officer	88,000	$37.865	203,000
Thomas J. Mueller, President and Chief Operating Officer – North America	88,000	$37.865	257,137
George Condos, Executive Vice President	49,500	$37.865	514,772
Donald F. Calhoon, Executive Vice President .	49,500	$37.865	319,827
All Current Executive Officers as a Group ...	1,073,833	$37.865	4,947,170
All Current Directors who are not Executive Officers as a Group	25,000	$35.24	146,951
David P. Lauer (1)	2,500	$35.24	7,500
James V. Pickett (1)	2,500	$35.24	23,064
Thomas F. Keller (1)	2,500	$35.24	19,223
James F. Millar (1)	2,500	$35.24	2,500
All Employees (including All Current Officers who are not Executive Officers), as a Group	1,693,415	$37.6005	8,050,946

(1)   Nominee for election as a Director of the Company.

The following table sets forth, as of the end of the Company's last fiscal year, (a) the number of securities that could be issued upon exercise of outstanding options under the Company's equity compensation plans, (b) the weighted-average exercise price of outstanding options under such plans, and (c) the number of securities remaining available for future issuance under such plans, excluding securities that could be issued upon exercise of outstanding options. The information presented in the table does not include the additional 570,000 common shares that would be available for future issuance under the 1990 Plan if shareholders approve the proposal to amend the 1990 Plan.

EQUITY COMPENSATION PLAN INFORMATION			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,263,564	$28.9296	2,033,788
Equity compensation plans not approved by security holders	3,177,257	$26.2376	342,335
Total	11,440,821	$28.1820	2,376,123

On August 2, 1990, the Board of Directors adopted the WeShare Stock Option Plan (the "WeShare Plan"), a non-qualified stock option plan that provided for grants of options equal to 10% of each eligible employee's earnings, with a minimum of 20 options to be granted to each eligible employee annually. Beginning in 2002, options equal to 8-12% of each eligible employee's earnings could be granted annually under the WeShare Plan. The percentage of each eligible employee's earnings is determined by the Company's annual performance as measured by earnings per share growth and the Company's three-year average total shareholder return relative to the Standard & Poor's 500 Index. Most employees of the Company and its subsidiaries who are full-time employees on the grant date and on December 31 of the year preceding the grant date are eligible employees. An aggregate of 8.2 million common shares of the Company have been reserved pursuant to the WeShare Plan.

Options granted under the WeShare Plan have a term of 10 years from the grant date and become exercisable in installments of 25% on each of the first four anniversaries of the grant date. These exercise dates may be accelerated if the Company is involved in certain merger, consolidation, reclassification or exchange of securities transactions as specified in the WeShare Plan. If an employee's employment is terminated for any reason other than death, disability, termination without cause in connection with the disposition of one or more restaurants or retirement, the options will be canceled as of the date of such termination. If the employee's employment is terminated by reason of his death, disability or termination without cause in connection with the disposition of one or more restaurants, the options will become immediately exercisable and may be exercised at any time during the 12-month period after his death or date of becoming disabled, subject to the stated term of the options. If the employee's employment is terminated by reason of his retirement, the options may be exercised during the 48-month period after the retirement date, subject to the stated term of the options. The Company has granted options under the WeShare Plan annually to several thousand employees. The WeShare Plan has not been submitted to the shareholders of the Company for approval as permitted under current New York Stock Exchange listing requirements.

Part I — Key Employees

The Company's Executive Officers as well as its other Officers and key employees are eligible to receive grants of stock options under the 1990 Plan. The number of options granted under the 1990 Stock Option Plan is based on a periodic comparison of option grants to persons holding comparable positions at companies with revenues of at least $1 billion within the food-service industry and other industrial companies with revenues between $1 billion and $3 billion, the Company's earnings per share growth and its three-year average total shareholder return relative to the Standard & Poor's 500 Index.

As of February 28, 2003, options to purchase an aggregate of 1,868,962 common shares were available for future grants under Part I of the 1990 Plan.

The common shares offered under the 1990 Plan may be either authorized but unissued common shares or treasury shares. The number of common shares issuable under the 1990 Plan will be adjusted to include any additional common shares which may result from any share distributions effected in the future by the Board of Directors, although no such distributions are contemplated at this time. If an option expires or terminates for any reason without having been exercised in full, the unpurchased common shares will remain available for issuance under the 1990 Plan. Options granted to key employees may be either non-qualified stock options ("Non-Qualified Options") or incentive stock options ("ISOs") as defined under Section 422 of the Internal Revenue Code of 1986, as amended ("Code").

The material terms of the 1990 Plan are summarized in the following paragraphs. This summary is qualified in its entirety by reference to the copy of the 1990 Plan, as amended, attached to this Proxy Statement as the Annex.

Purchase Price

The purchase price for all common shares covered by each option granted is not less than one hundred percent (100%) of the fair market value of the common shares on the date of the grant. In the case of any ISO granted to an individual who, on the effective date of the grant, owns shares possessing more than ten percent (10%) of the total combined voting power of the Company, the exercise price per share must be at least one hundred ten percent (110%) of the fair market value of a common share on the date of the grant. Fair market value is defined as the mean of the high and low prices at which common shares of the Company are traded on the New York Stock Exchange on the grant date (the "Market Price"). On February 28, 2003, the Market Price for the common shares of the Company was $25.36.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option by cash or check in United States Dollars, by the delivery of common shares of the Company having a fair market value on the date of exercise equal to the exercise price or by tender of other property acceptable to the Compensation Committee of the Board of Directors (the "Committee").

Authority of the Committee

The 1990 Plan is administered by the Committee, which consists of not less than three members of the Board. All members of the Committee are qualified to administer the stock option plans for purposes of Securities and Exchange Commission Rule 16b-3. Presently, the members of the Committee are Mrs. Shackelford (Chair), and Mrs. Hill, and Messrs. Kirwan, Knowles, McCaughey and Millar.

The Committee has the authority to select the individuals, including foreign nationals, to whom, and the time or times at which, options will be granted, the number of common shares to be subject to each grant, the exercise price, and the duration of leaves of absence which may be granted to participants without constituting a termination of their employment for purposes of the 1990 Plan. The Committee also has the authority to impose waiting periods or vesting requirements as conditions of a grant. In addition, the Committee has the authority to determine the term of the options, up to a maximum of ten years, and each option will be exercisable as determined by the Committee.

The Committee cannot make any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of the 1990 Plan) or amendment of the exercise price of an option previously granted, whether through amendment, cancellation or replacement grants, or any other means, unless the Company's shareholders have approved such adjustment or amendment.

At any time after an option granted under Part I of the 1990 Plan becomes exercisable, the Committee has the right, in its sole discretion and without the consent of an optionee, to cancel the option and pay to the optionee the excess of the fair market value of the common shares covered by such option over the option exercise price at the date the Committee provides written notice of its intention to exercise such right. Such amount may be paid in cash, in common shares of the Company, or partly in cash and partly in common shares of the Company, as the Committee deems advisable. To the extent payment is made in common shares, the number of common shares is determined by dividing the amount of the payment to be made by the fair market value of the common shares on the date of the notice of election to the optionee. For purposes of this provision, fair market value is equal to the mean of the high and the low prices at which common shares of the Company were traded on the New York Stock Exchange on the relevant date.

Number of Options

No optionee can be granted options under the 1990 Plan in any one fiscal year covering more than five percent (5%) of the maximum number of common shares authorized to be issued under the 1990 Plan (as specified in the plan document). No individual may be granted ISOs under the 1990 Plan if such grant would cause the aggregate fair market value (determined as of the date the ISOs are granted) of the common shares with respect to which ISOs are exercisable for the first time by such optionee during any calendar year under all stock option plans maintained by the Company and its subsidiaries to exceed $100,000.

Exercise after Termination of Employment

During an optionee's lifetime, options are exercisable only by the optionee. For options granted on or before February 23, 1994, options are not transferable and expire upon termination of the optionee's employment for any reason other than death or disability, in which event the estate of the deceased optionee (or the optionee in the event of disability) has the right to exercise his or her options for a period of six months after the date of death or disability, including any options which become exercisable during such six month period (but in no event later than the date of expiration of the option term).

For options granted after February 23, 1994, all options held by the optionee will become immediately exercisable on the date of death or disability, and the estate of the deceased optionee (or the optionee in the event of disability) will have the right to exercise his or her options for a period of one year after the date of death or disability (but in no event later than the date of expiration of the option term). In addition, an optionee will have the right to exercise Non-Qualified Options for a period of 48 months and ISOs for a period of three months after the date the optionee retires, including any options which become exercisable during such three or 48 month periods (but in no event later than the date of expiration of the option term). Further, under the present terms of the 1990 Plan, optionees whose employment with the Company or its subsidiaries is terminated without cause in connection with a disposition of one or more restaurants will have the right to exercise Non-Qualified Options for a period of one year and ISOs for a period of three months following termination of employment, including any options which become exercisable during such one year or three month periods (but in no event later than the date of expiration of the option term). If the proposed amendments to the 1990 Plan are approved by shareholders, then optionees whose employment with the Company or its subsidiaries is terminated without cause in connection with a disposition of one or more restaurants or other assets by the Company or its subsidiaries, or in connection with a sale or other disposition of a subsidiary, will have the right to exercise Non-Qualified Options for a period of one year and ISOs for a period of three months following termination of employment, including any options which become exercisable during such one year or three month periods (but in no event later than the date of expiration of the option term).

Adjustments

In the event any dividend upon the common shares payable in shares is declared by the Company, or in case of any subdivision or a combination of the outstanding common shares, the aggregate number of common shares to be delivered upon exercise of all options granted under the 1990 Plan will be increased or decreased proportionately so that there will be no change in the aggregate purchase price payable upon exercise of the options. In the event of any other recapitalization or any reorganization, merger, consolidation or any change in the corporate structure or stock of the Company, the Committee will make such adjustment, if any, as it may deem appropriate to reflect accurately the terms of the options as to the number and kind of shares deliverable upon subsequent exercising of the options and in the option prices under the options.

Change in Control

In the event of a "change in control" (as defined in the 1990 Plan), options granted and outstanding become immediately exercisable notwithstanding the date of exercise fixed in the grant of such options.

Amendment or Termination

The Board of Directors may amend or terminate each of the stock option plans at any time, provided that the Board may not make any change in an outstanding option which will impair the rights of the optionee therein, without the consent of the optionee.

Federal Income Tax Consequences —

Based on current provisions of the Code and the existing regulations thereunder, the anticipated federal income tax consequences in respect of options granted under the 1990 Plan are as described below. The following discussion is not intended to be a complete statement of applicable law and is based upon the federal income tax laws as in effect on the date hereof.

— ISOs

An optionee who is granted an ISO does not recognize taxable income either on the date of grant or on the date of exercise. Upon the exercise of an ISO, the difference between the fair market value of the common shares of the Company received and the option price is a tax preference item potentially subject to the alternative minimum tax. However, on the later sale or other disposition of the common shares, generally only the difference between the fair market value of the common shares on the exercise date and the amount realized on the sale or disposition is includable in alternative minimum taxable income.

Upon disposition of common shares acquired from exercise of an ISO, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if the optionee disposes of the common shares within two years of the date of grant or within one year of the date of the transfer of the common shares to the optionee (a "Disqualifying Disposition"), then the optionee will recognize ordinary income, as opposed to capital gain, at the time of disposition. In general, the amount of ordinary income recognized will be equal to the lesser of (a) the amount of gain realized on the disposition, or (b) the difference between the fair market value of the common shares received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending upon the period of time the common shares have been held. The Company is not entitled to a tax deduction upon either exercise of an ISO or disposition of common shares acquired pursuant to such exercise, except to the extent that the optionee recognizes ordinary income in a Disqualifying Disposition.

If an optionee pays the exercise price, in whole or in part, with previously acquired common shares, the exchange should not affect the ISO tax treatment of the exercise. Upon such exchange, and except as otherwise described herein, no gain or loss is recognized by the optionee upon delivering previously acquired common shares to the Company for payment of the exercise price. The common shares received by the optionee, equal in number to the previously acquired common shares exchanged therefor, will have the same basis and holding period for long-term capital gain purposes as the previously acquired common shares. The optionee, however, will not be able to utilize the prior holding period for the purpose of satisfying the ISO statutory holding period requirements. Common shares received by the optionee in excess of the number of previously acquired common shares will have a basis of zero and a holding period which commences as of the date the common shares are transferred to the optionee upon exercise of the ISO. If the exercise of any ISO is effected using common shares previously acquired through the exercise of an ISO, the exchange of such previously acquired common shares will be considered a disposition of such common shares for the purpose of determining whether a Disqualifying Disposition has occurred.

— Non-Qualified Options

An optionee receiving a Non-Qualified Option does not recognize taxable income on the date of grant of the Non-Qualified Option, provided that the Non-Qualified Option does not have a readily ascertainable fair market value at the time it is granted. In general, the optionee must recognize ordinary income at the time of exercise of the Non-Qualified Option in the amount of the difference between the fair market value of the common shares of the Company on the date of exercise and the option price. The ordinary income recognized will constitute compensation for which tax withholding generally will be required. The amount of ordinary income recognized by an optionee will be deductible by the Company in the year that the optionee recognizes the income if the Company complies with the applicable withholding requirement.

Common shares acquired upon exercise of a Non-Qualified Option will have a tax basis equal to their fair market value on the exercise date or other relevant date on which ordinary income is recognized, and the holding period for the common shares generally will begin on the date of exercise or such other relevant date. Upon subsequent disposition of the common shares, the optionee will recognize long-term capital gain or loss if the optionee has held the common shares for more than one year prior to disposition, or short-term capital gain or loss if the optionee has held the common shares for one year or less.

If an optionee pays the exercise price, in whole or in part, with previously acquired common shares, the optionee will recognize ordinary income in the amount by which the fair market value of the common shares received exceeds the exercise price. The optionee will not recognize gain or loss upon delivering such previously acquired common shares to the Company. Common shares received by an optionee, equal in number to the previously acquired common shares exchanged therefor, will have the same basis and holding period for long-term capital gain purposes as the previously acquired common shares. Common shares received by an optionee in excess of the number of such previously acquired common shares will have a basis equal to the fair market value of such additional common shares as of the date ordinary income is recognized. The holding period for such additional common shares will commence as of the date of exercise or such other relevant date.

Part II — Non-Employee Directors

Part II of the 1990 Plan governs the automatic grant of options to the Non-Employee Directors of the Company. Only Non-Qualified Options may be granted to Non-Employee Directors.

As of February 28, 2003, options to purchase an aggregate of 68,602 common shares were available for future grants under Part II of the 1990 Plan. The common shares offered under Part II of the 1990 Plan may be either authorized but unissued common shares or treasury shares. The number of common shares issuable under Part II will be adjusted to include any additional common shares which may result from any share distributions effected in the future by the Board of Directors. If an option expires or terminates for any reason without having been exercised in full, the unpurchased common shares will remain available for issuance under Part II of the 1990 Plan.

The following is a brief summary of certain provisions of Part II of the 1990 Plan, which summary is qualified in its entirety by reference to the copy of the 1990 Plan, as amended, attached to this Proxy Statement as the Annex.

Number and Term of Options

Under Part II of the 1990 Plan as currently in effect, each year, each Non-Employee Director is automatically granted options to purchase 2,500 common shares. Such options are granted on the date on which the regularly scheduled Board meeting is held during the Company's third fiscal quarter. Each option is granted for a term of ten years. Twenty-five percent (25%) of the options granted each year become exercisable on each of the first four anniversaries of the grant date for such options. If the proposed amendments to the 1990 Plan are approved by shareholders, then each Non-Employee Director will be automatically granted options to purchase 5,500 common shares each year and such options will be granted on the date on which the regularly scheduled Board meeting is held during the Company's second fiscal quarter, except that in 2003 options will be granted on April 23, the date of the Annual Meeting of Shareholders.

The number of options granted annually to each Non-Employee Director has not been increased since 1997. The increase in the number of options that would be granted annually under Part II of the 1990 Plan is intended to make the equity component of Non-Employee Director compensation more consistent with competitive practice.

Under Part II of the 1990 Plan, upon the occurrence of a "change in control" (as defined in Section 18 of the 1990 Plan), options granted pursuant to Part II and outstanding would become immediately exercisable notwithstanding the date of exercise fixed in the grant of such options.

Purchase Price

The purchase price for all common shares covered by each option granted under Part II of the 1990 Plan is one hundred percent (100%) of the fair market value of the common shares on the date of the grant. Fair market value is determined in the same manner as Part I of the 1990 Plan (see page 19). The manner of payment for common shares covered by an option granted pursuant to Part II of the 1990 Plan is also the same (see page 20).

Administration

Part II of the 1990 Plan will be administered by the Committee. The authority of the Committee with respect to options granted to Non-Employee Directors is limited to the making of administrative decisions and interpretations of Part II of the 1990 Plan.

Exercise Following Termination of Status as a Director

During an optionee's lifetime, options are exercisable only by the optionee. For options granted on or before February 23, 1994, options expire at such time as an optionee is no longer a Non-Employee Director or employed by the Company other than by reason of death or disability, in which event the estate of the deceased optionee (or the optionee in the case of disability) has a right to exercise the options granted under Part II of the 1990 Plan for a period of six months after the date of death or disability (but in no event later than the date of expiration of the option term).

For options granted after February 23, 1994, options will be exercisable for a period of 48 months if the optionee retires as a Non-Employee Director or an employee of the Company, and all options held will become immediately exercisable and may be exercised for a period of one year after the date of death or disability, as applicable (but in no event later than the date of expiration of the option term). Under Part II of the 1990 Plan as currently in effect, retirement is defined as termination of membership on the Company's Board of Directors at or after attaining age 55 with at least ten years of service as a member of the Board, other than by reason of death or disability or for cause. If the proposed amendments to the 1990 Plan are approved by shareholders, then for options granted on or after April 23, 2003, retirement will be defined as termination of membership on the Company's Board of Directors at or after attaining age 55 with at least three years of service as a member of the Board, other than by reason of death or disability or for cause.

Amendment or Termination

The Board of Directors may amend or terminate Part II of the 1990 Plan at any time, provided that no change in outstanding options which will impair the rights of an optionee may occur without the consent of the optionee. In addition, no amendment which will (i) materially increase the benefits accruing to participants, (ii) materially increase the number of common shares which may be issued, (iii) materially modify the requirements as to eligibility or participation, or (iv) otherwise amend Part II of the 1990 Plan in such manner that shareholder approval is necessary to comply with any legal, tax or regulatory requirement, including any approval requirement which is a prerequisite for exemptive relief from Section 16(b) of the Exchange Act, may occur without the approval of the shareholders of the Company.

At any time after an option granted under Part II of the 1990 Plan becomes exercisable, the Board of Directors will have the right, in its sole discretion and without the consent of the optionee, to cancel the option and pay the optionee the excess of the fair market value of the common shares covered by such option over the option exercise price at the date the Board provides written notice of its intention to exercise such right. A Non-Employee Director for whom the Board is considering making such buy-out payment cannot participate in such decision. Payments of buy-out amounts, the number of common shares to be issued where payment is made in common shares, and the method for determining the fair market value of such common shares are determined in the same manner as with respect to options granted to key employees under Part I of the 1990 Plan (see page 20).

Federal Income Tax Consequences

All of the options granted under Part II of the 1990 Plan are Non-Qualified Options. The federal income tax treatment for such Non-Qualified Options is the same for both the Company and each optionee as set forth in the discussion of Non-Qualified Options granted under Part I of the 1990 Plan to key employees of the Company, except that tax withholding is not required upon the exercise of Non-Qualified Options by a Non-Employee Director.

Vote Required

The affirmative vote of the holders of a majority of the common shares represented in person or by proxy is necessary to approve the proposal to amend the 1990 Plan. Under Ohio law and the Company's Regulations, abstentions and broker non-votes are counted as present; the effect of an abstention or broker non-vote for each plan is the same as a "no" vote. **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE PROPOSAL TO AMEND THE 1990 PLAN.** Unless otherwise indicated, the persons named in the Proxy will vote all Proxies in favor of the proposal to amend the 1990 Plan.

SHAREHOLDER PROPOSAL

The Sisters of Mercy of the Americas, 2039 North Geyer Road, St. Louis, Missouri 63131, owner of 100 common shares of the Company, and The Sinsinawa Dominicans, Inc., 7200 West Division Street, River Forest, Illinois 60305, owner of 32 common shares of the Company, have notified the Company that they intend to propose the following resolution at the Annual Meeting of Shareholders.

The text of the resolution and supporting statement as received from the proponents is as follows:

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

Supporting Statement

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- The National Academy of Sciences (NAS) report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p. 14). Environmental problems from accidentally released transgenic animals such as fish or pigs could be difficult to identify and more difficult to remedy;
- Research reported to the Ecological Society of America indicated that a gene artificially inserted into crop plants to fend off pests can migrate to weeds in a natural environment and make the weeds stronger (8/8/2002);
- The NAS report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report *The Environmental Effects of Transgenic Plants* calls for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- Since fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption;
- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that GE-Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- Crops engineered to produce pharmaceuticals and industrial chemicals could pollute the food system if companies and farmers do not adhere to the voluntary planting guides of the industry (10/21/2002).

Markets for GE-foods are threatened by extensive resistance:

- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S.

We urge that this report:

1) identify the scope of the Company's products that are derived from/contain GE ingredients;
2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require;
3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

Management's Response

The Board of Directors recommends a vote AGAINST the Shareholder Proposal.

The Company has food safety as its highest priority and cares about and actively supports its customers' interest in food safety. The Company believes that the United States Food & Drug Administration, the Environmental Protection Agency, and other regulatory authorities that are charged with protecting the health and safety of the public and the environment are the proper entities, rather than a single restauranteur like the Company, to evaluate and make judgments about environmental risks presented by crops enhanced through biotechnology and safety concerns caused by the use of biotechnology-derived ingredients. These agencies have the responsibility, scientific resources and legal authority necessary to evaluate the issues and apply uniform resolutions based on sound scientific principles. They also have a history of monitoring and testing food and food ingredients, including genetically modified ingredients. They have developed a coordinated system directed to the safety of new agricultural biotechnology products with respect to the environment as well as animal and human health. The Company takes its lead from national food safety and regulatory authorities and supports their efforts to take whatever steps are necessary to assure that any new food technology is safe for consumers and the environment. The Company believes that it complies, and will continue in the future to comply, with all governmental regulations applicable to food safety.

The Company is aware of the concerns of some who oppose development of genetically modified ingredients in agriculture, as well as the strong contrary views of those who believe that use of such ingredients will benefit humanity and the environment by increasing the world's food supply and decreasing the use of pesticides. The Company does not believe that preparation of the report requested by the proponents of this proposal would add new information to the ongoing dialogue on this issue. The Company believes the subject is more appropriately addressed under regulatory authority and leadership on an industry-wide, including food producers, processors, distributors and sellers (not just restaurants), basis and in light of scientific findings and the conclusions of regulatory authorities.

The Company understands that the use of genetic engineering with respect to certain staple foods, such as corn and soybeans, is widespread in the United States. Even when these foods are produced in an unmodified form, under current practices they are combined with other biotechnology-derived foods during storage and distribution. It would be difficult and costly, if not impossible in the absence of federal laws and regulations, for the Company to require its vendors to identify the scope of the Company's products that are derived from biotechnology-derived ingredients and identify sources of alternative food ingredients that are not biotechnology-derived.

In addition, the proposal as written is not practicable because the Company would have serious difficulty determining what constitutes "products that are derived from/contain GE ingredients."(1) According to the 2002 proxy statement of a major grocery chain faced with a similar proposal, former FDA Commissioner Jane E. Henney, M.D. has stated that virtually all crops have been genetically modified through traditional plant breeding for more than 100 years. Even if the Company could determine what constituted "genetically engineered" ingredients, it believes it is impracticable to identify which products contain these ingredients. Since genetic markers used to identify genetically engineered ingredients are sometimes damaged or eliminated during processing, a genetically engineered ingredient can remain virtually undetected in certain foods. It would be impracticable (even if the Company had the testing capability) for the Company to identify all genetically engineered ingredients used in its products. Therefore, the Company does not believe the report apparently requested by the proposal would be meaningful.

The Company will continue to develop and revise plans as required to address business and food safety issues as they arise. These issues are critical to the Company's business. However, the publication of the Company's business plans would compromise its efforts and businesses. The proposed report would require the Company (i) to make public confidential and proprietary business information regarding its products and business plans; and (ii) to make highly speculative scientific and environmental judgments about issues which the Company is not in a position to evaluate independently. Such a report would not advance consumer safety, but it would jeopardize the business interests of the Company and its shareholders as a result of the publication of confidential business plans and proprietary information.

The Company opposes this proposal on the basis that it would require significant cost and business risks without the prospect of advancing food safety. The Company does emphasize that it is committed to the use of only those ingredients that meet its high quality and safety standards and will continue to support the efforts of regulatory authorities to take whatever steps are necessary to assure that any new food technology is safe for consumers and the environment. The Company's shareholders and consumers can count on its compliance with all such regulations. Particularly in light of the scientific and regulatory attention being given to the use of genetically modified ingredients, the Company believes that preparation and publication of the report requested in this proposal would not constitute an effective use of the Company's assets.

Accordingly, **the Board of Directors recommends that shareholders vote AGAINST the Shareholder Proposal.**

(1)   Note that the proposal is quite broadly worded.

Vote Required

The affirmative vote of a majority of the common shares represented in person or proxy at the Annual Meeting is necessary to adopt the Shareholder Proposal. Unless otherwise indicated, the persons named in the proxy will vote all proxies against the Shareholder Proposal.

INDEPENDENT PUBLIC ACCOUNTANTS

The Directors have selected PricewaterhouseCoopers LLP as the independent public accountants of the Company for the current fiscal year. PricewaterhouseCoopers LLP or one of its constituent firms has audited the Company's financial statements for each of the last 33 years. Management expects that representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

OTHER MATTERS

Shareholder Proposals Pursuant to Rule 14a-8

In order to be considered for inclusion in the proxy statement distributed to shareholders prior to the Annual Meeting of Shareholders in 2004, a shareholder proposal pursuant to Securities and Exchange Commission Rule 14a-8 must be received by the Company no later than November 7, 2003. Written requests for inclusion should be addressed to: Corporate Secretary, P. O. Box 256, Dublin, Ohio 43017-0256. It is suggested that you mail your proposal by certified mail, return receipt requested.

Shareholder Proposals Other Than Pursuant to Rule 14a-8

With respect to any shareholder proposal not submitted pursuant to Securities and Exchange Commission Rule 14a-8 in connection with the Annual Meeting of Shareholders in 2004, the proxy for such meeting will confer discretionary authority to vote on such proposal unless (i) the Company is notified of such proposal not later than January 21, 2004, and (ii) the proponent complies with the other requirements set forth in Securities and Exchange Commission Rule 14a-4.

General Information

A COPY OF FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE SENT TO ANY SHAREHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST ADDRESSED TO INVESTOR RELATIONS DEPARTMENT, P. O. BOX 256, 4288 WEST DUBLIN-GRANVILLE ROAD, DUBLIN, OHIO 43017-0256.

Management knows of no other business which may be properly brought before the Annual Meeting of Shareholders. However, if any other matters shall properly come before such meeting, it is the intention of the persons named in the enclosed form of Proxy to vote such Proxy in accordance with their best judgment on such matters.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE PROXY IN THE ENCLOSED STAMPED, SELF-ADDRESSED ENVELOPE, OR TO VOTE ELECTRONICALLY AS DESCRIBED ON PAGE 1 OF THIS PROXY STATEMENT.

By order of the Board of Directors.



LEON M. McCORKLE, JR.
Secretary

WENDY'S INTERNATIONAL, INC.

1990 STOCK OPTION PLAN
(Reflects amendments through January 31, 2003)

Part I — Key Employees

Section 1.   **Purpose**.   This Wendy's 1990 Stock Option Plan (hereinafter referred to as the "Plan") is intended as a means whereby key employees (hereinafter referred to as "Employee" or "Employees" and "Optionee" or "Optionees") of Wendy's International, Inc. (hereinafter referred to as the "Company") or its subsidiaries (hereinafter referred to as the "Subsidiaries") can each enlarge his proprietary interest in the Company, thereby encouraging the judgment, initiative and efforts of the Employees for the successful conduct of the Company's business. The Plan is also intended to create common interests between the Employees and the other shareholders of the Company, and to assist the Company in attracting, retaining and motivating Employees.

Section 2.   **Administration of the Plan**.   The Board of Directors of the Company shall appoint a Compensation Committee (hereinafter referred to as the "Committee") of not less than three (3) Directors to administer the Plan. The members of the Committee shall serve at the pleasure of the Board, which shall have the power at any time, or from time to time, to remove members from the Committee or to add members thereto. All members of the Committee shall be qualified to administer the Plan as contemplated by Securities and Exchange Commission Rule 16b-3 as amended or superseded from time to time. The Committee shall construe and interpret the Plan, establish such operating guidelines and rules as it deems necessary for the proper administration of the Plan and make such determinations and take such other action in connection with the Plan as it deems necessary and advisable. It shall determine the individuals to whom and the time or times at which Options shall be granted, the number of shares to be subject to each Option, the Option price and the duration of leaves of absence which may be granted to participants without constituting a termination of their employment for purposes of the Plan. Any such construction, interpretation, rule, determination or other action taken by the Committee pursuant to the Plan shall be final, binding and conclusive on all interested parties, including the Company and all former, present and future Employees of the Company.

Actions by a majority of the Committee at a meeting at which a quorum is present, or actions approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

The Committee shall have no authority to make any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of this Plan) or amendment of the exercise price of an Option previously granted under this Plan, whether through amendment, cancellation or replacement grants, or other means, unless the Company's shareholders shall have approved such adjustment or amendment.

Section 3.   **Maximum Number of Shares Subject to Plan**.   Subject to any adjustment as provided in the Plan, the shares to be offered under the Plan may be, in whole or in part, authorized but unissued Common Shares of the Company, or issued Common Shares which shall have been reacquired by the Company and held by it as treasury shares. The aggregate number of Common Shares to be delivered upon exercise of all Options granted under the Plan shall not exceed 24,025,000, plus the amount of any additional Common Shares which may result from any share distributions effected after the approval of this Plan by the Board of Directors of the Company. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares with respect thereto shall again be available for other Options to be granted under the Plan unless the Plan shall have been terminated.

Section 4.   **Selection of Optionees**.   The Committee, from time to time, subject to the terms and provisions of the Plan, may grant Options to any present and future full-time key employees of the Company and of its present and future Subsidiaries. In determining the persons to whom Options shall be granted and the number of shares to be covered by each Option, the Committee may take into account the nature of the services rendered by such persons, their present and potential contribution to the success and growth of the Company and its Subsidiaries, and such other factors as the Committee, in its discretion, shall deem relevant. Any person who has been granted an Option under a prior stock option plan of the Company may be granted an additional Option or Options under the Plan if the Committee shall so determine.

Section 5.   **Option Price**.   The purchase price for the shares covered by each Option granted shall be not less than one hundred percent (100%) of the fair market value of the shares on the date of the grant of the Option. Such fair market value shall be equal to the mean of the high and low prices at which Common Shares of the Company are traded on the New York Stock Exchange on such date.

Section 6.   **Option Requirements**.   The Options granted pursuant to the Plan shall be authorized by the Committee and shall be evidenced in writing in a form recommended by the Committee and approved by the Board of Directors and shall include the following terms and conditions:

(a)   **Optionee**.   Each Option shall state the name of the Optionee.

(b)   **Number of Shares**.   Each Option shall state the number of shares to which that Option pertains. During any fiscal year of the Company, no Optionee shall be granted Options covering more than five percent (5%) of the maximum number of Common Shares which may be issued upon exercise of Options granted under the Plan.

(c)   **Purchase Price**.   Each Option shall state the Option price, which shall be not less than one hundred percent (100%) of the fair market value of the shares covered by such Option on the date of grant of such Option. See Section 5, Option Price, and Section 27, date of grant.

(d)   **Payment**.   The purchase price for the Options being exercised must be paid in full at the time of exercise in a manner acceptable to the Committee. In addition, in order to enable the Company to meet any applicable foreign, federal (including FICA), state and local withholding tax requirements, an Optionee shall also be required to pay the amount of tax to be withheld at the time of exercise. No Common Shares will be delivered to any Optionee until all such amounts have been paid.

(e)   **Length of Option**.   Each Option shall be granted for a period to be determined by the Committee but in no event to exceed more than ten (10) years. However, subject to Sections 9 and 10, each Option shall be exercisable only during such portion of its term as the Committee shall determine, and only if the Optionee is employed by the Company or a Subsidiary of the Company at the time of such exercise.

(f)   **Exercise of Option**.   With respect to Options offered pursuant to this Plan to an Employee who is subject to Section 16 of the Securities Exchange Act of 1934 ("Section 16 of the Exchange Act"), no option can be exercised for at least six (6) months after the date of grant except in the case of death or Disability as set forth in Section 10 where the Option is otherwise exercisable. Otherwise each Optionee shall have the right to exercise his or her Option in the manner specified in this Plan or in the agreement evidencing granting of such Option.

Section 7.   **Method of Exercise of Options**.   Each Option shall be exercised pursuant to the terms of such Option and pursuant to the terms of the Plan by giving written notice to the Company at its principal place of business or other address designated by the Company, accompanied by cash, check, shares, or other property acceptable to the Committee, in payment of the Option price for the number of shares specified and paid for. From time to time the Committee may establish procedures relating to effecting such exercises. No fractional shares shall be issued as a result of exercising an Option. The Company shall make delivery of such shares as soon as possible; provided, however, that if any law or regulation requires the Company to take action with respect to the shares specified in such notice before issuance thereof, the date of delivery of such shares shall then be extended for the period necessary to take such action.

Section 8.   **Non-Transferability of Options**.   Except as set forth in Section 10, an Option is exercisable during an Optionee's lifetime only by the Optionee. The Options shall not be transferable except by will or the laws of descent and distribution, and shall terminate as provided in this Plan.

Section 9.   **Earlier Termination of Options**.   Except as set forth in Section 10, upon the termination of the Optionee's employment for any reason whatsoever, the Options will terminate as to all shares covered by Options which have not been exercised as of the date of such termination.

Section 10.

(a)   **Exercise Upon Death or Disability**.   In the event an Optionee dies while employed by the Company or a Subsidiary, then all Options held by the Optionee shall become immediately exercisable as of the date of death, and the estate of the deceased Optionee shall have the right to exercise any rights the Optionee would otherwise have under this Plan for a period of one year after the date of the Optionee's death, with exercise to be made as set forth in Section 7.

In the event an Optionee becomes Disabled while employed by the Company or a Subsidiary, then all Options held by the Optionee shall become immediately exercisable as of the date the Optionee becomes Disabled, and the Optionee (or, in the event the Optionee is incapacitated and unable to exercise Options, the Optionee's legal guardian or legal representative whom the Committee deems appropriate based on applicable facts and circumstances) shall have the right to exercise any rights the Optionee would otherwise have under this Plan for a period of one year after the date the Optionee becomes Disabled, with exercise to be made as set forth in Section 7.

(b) **Exercise Upon Retirement**.   In the event an Optionee's employment with the Company and its Subsidiaries is terminated by reason of the Optionee's retirement, the Optionee shall have the right to exercise any rights the Optionee would otherwise have under this Plan for a period of 48 months after the date the Optionee retires in the case of non-qualified stock options and for a period of three months after the date the Optionee retires in the case of Incentive Stock Options, in each case with exercise to be made as set forth in Section 7. In the event that an Optionee does not exercise the Optionee's Incentive Stock Options prior to the expiration of the three-month period after the date the Optionee retires, such Options shall be treated as non-qualified stock options upon exercise by the Optionee after such three-month period. For purposes of this Section 10(b), "retirement" shall mean termination of employment at or after attaining age 55 with at least ten (10) years of service (as defined in the Company's qualified retirement plans), other than by reason of death or Disability or for cause.

(c) **Exercise Upon Termination of Employment in Connection with Certain Dispositions**.   In the event an Optionee's employment with the Company and its Subsidiaries is terminated without cause in connection with a disposition of one or more restaurants or other assets by the Company or its Subsidiaries, or in connection with a sale or other disposition of a Subsidiary, the Optionee shall have the right to exercise any rights the Optionee would otherwise have under this Plan for a period of one year following the Optionee's termination of employment in the case of non-qualified stock options and for a period of three months following the Optionee's termination of employment in the case of Incentive Stock Options, in each case with exercise to be made as set forth in Section 7.

Section 11.   **Types of Stock Options**.   The Options granted under the Plan may be non-qualified stock options or Incentive Stock Options (as defined in Section 422A of the Internal Revenue Code of 1986, as amended).

Notwithstanding Section 4, above, no Incentive Stock Option shall be granted to an individual owning stock possessing more than ten percent (10%) of the total combined voting power of the Company, or its parent or subsidiary corporations unless (i) the Option price at the time such Option is granted is equal to at least one hundred ten percent (110%) of the fair market value of the shares subject to the Option, and (ii) such Option by its terms is not exercisable after the expiration of five (5) years from the date such Option is granted. Further, the aggregate fair market value (determined at the time the Option is granted) of the Common Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all such plans of the Company and its Subsidiaries) shall not exceed one hundred thousand dollars ($100,000.00).

Section 12.   **Effect of Change in Common Shares Subject to the Plan**.   In the event any dividend upon the Common Shares payable in shares is declared by the Company, or in case of any subdivision or combination of the outstanding Common Shares, the aggregate number of Common Shares to be delivered upon exercise of all Options granted under the Plan shall be increased or decreased proportionately so that there will be no change in the aggregate purchase price payable upon the exercise of the Options. In the event of any other recapitalization or any reorganization, merger, consolidation or any change in the corporate structure or stock of the Company, the Committee shall make such adjustment, if any, as it may deem appropriate to reflect accurately the terms of the Options as to the number and kind of shares deliverable upon subsequent exercising of the Options and in the Option prices under the Options.

Section 13.   **Listing and Registration of Common Shares**.   If at any time the Board of Directors shall determine that listing, registration or qualification of the Common Shares covered by the Option upon any securities exchange or under any state or federal law or the consent or the approval of any governmental regulatory body is necessary or desirable as a condition of or in connection with the purchase of Common Shares under the Option, the Option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board. Any person exercising an Option shall make such representations and agreements and furnish such information as the Board or the Committee may request to assure compliance with the foregoing or any other applicable legal requirements.

Section 14. **No Obligation to Exercise Option**.   The granting of an Option shall impose no obligation upon the Optionee to exercise such Option.

Section 15. **Misconduct**.   In the event that an Optionee has (i) used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company or its Subsidiaries, or (ii) breached any contract with or violated any fiduciary obligation to the Company or its Subsidiaries, or (iii) engaged in unlawful trading in the securities of the Company or its Subsidiaries or of another company based on information gained as a result of that Optionee's employment with the Company or its Subsidiaries, then that Optionee shall forfeit all rights to any unexercised Options granted under the Plan and all of that Optionee's outstanding Options shall automatically terminate and lapse, unless the Committee shall determine otherwise.

Section 16. **Foreign Employees**.   Without amending the Plan, the Committee may grant Options to eligible Employees who are foreign nationals on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, and the like as may be necessary or advisable to comply with provisions of laws of other countries in which the Company or its Subsidiaries operate or have employees.

Section 17. **Buy Out of Option Gains**.   At any time after any Option becomes exercisable, the Committee shall have the right to elect, in its sole discretion and without the consent of the holder thereof, to cancel such Option and pay to the Optionee the excess of the fair market value of the Common Shares covered by such Option over the Option price of such Option at the date the Committee provides written notice (the "Buy Out Notice") of the intention to exercise such right. Buy outs pursuant to this provision shall be effected by the Company as promptly as possible after the date of the Buy Out Notice. Payments of buy out amounts may be made in cash, in Common Shares, or partly in cash and partly in Common Shares, as the Committee deems advisable. To the extent payment is made in Common Shares, the number of shares shall be determined by dividing the amount of the payment to be made by the fair market value of a Common Share at the date of the Buy Out Notice. In no event shall the Company be required to deliver a fractional Common Share in satisfaction of this buy out provision. Payments of any such buy out amounts shall be made net of any applicable foreign, federal (including FICA), state and local withholding taxes. For the purposes of this Section 17, fair market value shall be equal to the mean of the high and low prices at which Common Shares of the Company are traded on the New York Stock Exchange on the relevant date.

Section 18. **No Rights to Options or Employment**.   No Employee or other person shall have any claim or right to be granted an Option under the Plan. Having received an Option under the Plan shall not give an Employee any right to receive any other grant under the Plan. An Optionee shall have no rights to or interest in any Option except as set forth herein. Neither the Plan nor any action taken herein shall be construed as giving any Employee any right to be retained in the employ of the Company or its Subsidiaries.

Section 19. **Change in Control**.   In the event of a Change in Control, as defined below, then Options granted and outstanding pursuant to the Plan, notwithstanding the date of exercise fixed in the grant of such Options, shall become immediately exercisable and each Optionee shall be entitled to receive, upon payment of the amount required for exercise of each Option, securities or cash consideration, or both, equal to those the Optionee would have been entitled to receive under such plan or agreement if the Optionee had already exercised such Option.

For purposes of this Plan, a "Change in Control" shall mean the occurrence of:

(a)   An acquisition (other than directly from the Company) of any common stock or other voting securities of the Company entitled to vote generally for the election of directors (the "Voting Securities") by any "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of the then outstanding shares of the Company's common stock or the combined voting power of the Company's then outstanding Voting Securities; *provided, however,* in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) a Subsidiary, (ii) the Company or its Subsidiaries, or (iii) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b)   The individuals who, as of February 18, 1999, are members of the Board (the "Incumbent Board"), cease for any reason to constitute at least seventy percent (70%) of the members of the Board; *provided, however,* that if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; *provided further, however,* that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

(c)   The consummation of:

(i)   A merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued, unless such merger, consolidation or reorganization is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued where:

(A)   the stockholders of the Company, immediately before such merger, consolidation or reorganization, own directly or indirectly immediately following such merger, consolidation or reorganization, at least seventy percent (70%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Company") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization,

(B)   the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the board of directors of the Surviving Company, or a corporation beneficially directly or indirectly owning a majority of the Voting Securities of the Surviving Company, and

(C)   no Person other than (i) the Company, (ii) any Subsidiary, (iii) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to such merger, consolidation or reorganization, was maintained by the Company or a Subsidiary, or (iv) any Person who, immediately prior to such merger, consolidation or reorganization had Beneficial Ownership of thirty percent (30%) or more of the then outstanding Voting Securities or common stock of the Company, has Beneficial Ownership of thirty percent (30%) or more of the combined voting power of the Surviving Company then outstanding voting securities or its common stock;

(ii)   A complete liquidation or dissolution of the Company; or

(iii)   The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding common stock or Voting Securities as a result of the acquisition of common stock or Voting Securities by the Company which, by reducing the number of shares of common stock or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of common stock or Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional common stock or Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

Section 20.   **Amendment or Termination**.   The Board of Directors may amend or terminate the Plan at any time, provided that the Board of Directors shall not (except as provided in Sections 9, 10 and 12 hereof) make any change in the Options which will impair the rights of the Optionee therein, without the consent of the Optionee.

Section 21.   **Other Actions**.   This Plan shall not restrict the authority of the Committee, the Board of Directors or of the Company or its Subsidiaries for proper corporate purposes to grant or assume stock options, other than under the Plan, to or with respect to any Employee or other person.

Section 22.   **Costs and Expenses**.   Except as provided in Section 6(d) hereof with respect to taxes, the costs and expenses of administering the Plan shall be borne by the Company, and shall not be charged to any grant nor to any Employee receiving a grant.

Section 23.   **Plan Unfunded**.   The Plan shall be unfunded. Except for reserving a sufficient number of authorized shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure payment of any grant under the Plan.

Section 24.   **Laws Governing Plan**.   This Plan shall be construed under and governed by the laws of the State of Ohio.

Section 25.   **Captions**.   The captions to the several sections hereof are not a part of this Plan, but are merely guides or labels to assist in locating and reading the several sections hereof.

Section 26.   **Effective Date**.   The Plan shall become effective on the date it is approved by the Board of Directors of the Company.

Section 27.   **Definitions**.   Unless the context clearly indicates otherwise, the following terms, when used in this Plan, shall have the meaning set forth below:

(a)   The "date of grant" or "grant date" of an Option shall be the date on which an Option is granted under the Plan.

(b)   "Option" means the right granted under the Plan to an Optionee to purchase a Common Share of the Company at a fixed price for a specified period of time.

(c)   "Option price" means the price at which a Common Share covered by an Option granted hereunder may be purchased.

(d)   With regard to any particular Employee, "Disabled" shall have (i) the meaning set forth in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended, in the context of determining the period during which Incentive Stock Options granted to such Employee may be exercised and (ii) the meaning set forth in the Company's long term disability program applicable to such Employee in the context of determining the period during which non-qualified stock options granted such Employee may be exercised.

WENDY'S INTERNATIONAL, INC.

1990 STOCK OPTION PLAN
(Reflects amendments through January 31, 2003)

Part II — Non-Employee Directors

Section 1.   **Purpose**.   Part II of the Wendy's 1990 Stock Option Plan (hereinafter referred to as the "Plan") is intended as a means whereby Non-Employee Directors (hereinafter referred to as "Optionee" or "Optionees") of Wendy's International, Inc. (hereinafter referred to as the "Company") can each enlarge his proprietary interest in the Company, thereby encouraging the judgment, initiative and efforts of the Non-Employee Directors for the successful conduct of the Company's business. The Plan is also intended to create common interests between the Non-Employee Directors and the other shareholders of the Company, and to assist the Company in attracting, retaining and motivating the Non-Employee Directors.

Section 2.   **Administration of the Plan**.   The Board of Directors of the Company shall appoint a Compensation Committee (hereinafter referred to as the "Committee") of not less than three (3) Directors to administer the Plan. The members of the Committee shall serve at the pleasure of the Board, which shall have the power at any time, or from time to time, to remove members from the Committee or to add members thereto. All members of the Committee shall be qualified to administer the Plan as contemplated by Securities and Exchange Commission Rule 16b-3 as amended or superseded from time to time. The Committee shall construe and interpret the Plan, establish such operating guidelines and rules as it deems necessary for the proper administration of the Plan and make such determinations and take such other action in connection with the Plan as it deems necessary and advisable. Any such construction, interpretation, rule, determination or other action taken by the Committee pursuant to the Plan shall be final, binding and conclusive on all interested parties, including the Company and all former, present and future Non-Employee Directors of the Company.

Actions by a majority of the Committee at a meeting at which a quorum is present, or actions approved in writing by all of the members of the Committee, shall be the valid acts of the Committee. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it.

The Committee shall have no authority to make any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under the terms of this Plan) or amendment of the exercise price of an Option previously granted under this Plan, whether through amendment, cancellation or replacement grants, or other means, unless the Company's shareholders shall have approved such adjustment or amendment.

Section 3.   **Maximum Number of Shares Subject to Plan**.   Subject to any adjustment as provided in the Plan, the shares to be offered under the Plan may be, in whole or in part, authorized but unissued Common Shares of the Company, or issued Common Shares which shall have been reacquired by the Company and held by it as treasury shares. The aggregate number of Common Shares to be delivered upon exercise of all Options granted under the Plan shall not exceed 245,000, plus the amount of any additional Common Shares which may result from any share distributions effected after the approval of this Plan by the Board of Directors of the Company. If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares with respect thereto shall again be available for other Options to be granted under the Plan unless the Plan shall have been terminated.

Section 4.   **Stock Option Grants.**

(a)   Each Non-Employee Director of the Company on the effective date of the Plan shall be granted the number of Options equal to three (3) times the number of Options calculated for each such Director as follows: 50% of the amount paid to such Director in 1990 as director's fees (including quarterly retainer fees and Board meeting fees but excluding committee meeting fees and expense reimbursements), divided by the Option exercise price and rounded to the nearest whole share.

(b)   In 1992 and 1993, each year, the number of Options to be granted to each Non-Employee Director of the Company shall be equal to 50% of the amount paid to such Director during the preceding fiscal year as director's fees (including quarterly retainer fees and Board meeting fees but excluding committee meeting fees and expense reimbursements), divided by the Option exercise price and rounded to the nearest whole share. Such Options shall be granted on the date on which the regularly scheduled Board meeting is held during the Company's third fiscal quarter. In the event that an insufficient number of shares remains available under the Plan for issuance to all Non-Employee Directors in a fiscal year, then unless the Plan is amended to provide additional shares or the Company adopts another stock option plan under which the Non-Employee Directors can participate, the Non-Employee Directors shall participate on a prorata basis.

(c) Commencing in 1994, each year, each Non-Employee Director of the Company shall be granted Options to purchase 1,100 Common Shares. Such Options shall be granted on the date on which the regularly scheduled Board meeting is held during the Company's third fiscal quarter. In the event that an insufficient number of shares remains available under the Plan for issuance to all Non-Employee Directors in a fiscal year, then unless the Plan is amended to provide additional shares or the Company adopts another stock option plan under which the Non-Employee Directors can participate, the Non-Employee Directors shall participate on a prorata basis.

(d) Commencing in 1997, each year, each Non-Employee Director of the Company shall be granted Options to purchase 2,500 Common Shares. Such Options shall be granted on the date on which the regularly scheduled Board meeting is held during the Company's third fiscal quarter. In the event that an insufficient number of shares remains available under the Plan for issuance to all Non-Employee Directors in a fiscal year, then unless the Plan is amended to provide additional shares or the Company adopts another stock option plan under which the Non-Employee Directors can participate, the Non-Employee Directors shall participate on a prorata basis.

(e) Commencing in 2003, each year, each Non-Employee Director of the Company shall be granted Options to purchase 5,500 Common Shares. Such Options shall be granted on the date on which the regularly scheduled Board meeting is held during the Company's second fiscal quarter, except that Options shall be granted in 2003 on the date of the annual meeting of shareholders held in 2003. In the event that an insufficient number of shares remains available under the Plan for issuance to all Non-Employee Directors in a fiscal year, then unless the Plan is amended to provide additional shares or the Company adopts another stock option plan under which the Non-Employee Directors can participate, the Non-Employee Directors shall participate on a prorata basis.

Section 5. **Option Price**.   The purchase price for the shares covered by each Option granted shall be the fair market value of the shares on the date of the grant of the Option. Such fair market value shall be equal to the mean of the high and low prices at which Common Shares of the Company are traded on the New York Stock Exchange on such date.

Section 6. **Option Requirements**.   The Options granted pursuant to the Plan shall be evidenced in writing in a form recommended by the Committee and approved by the Board of Directors and shall include the following terms and conditions:

(a) **Optionee**.   Each Option shall state the name of the Optionee.

(b) **Number of Shares**.   Each Option shall state the number of shares to which that Option pertains.

(c) **Purchase Price**.   Each Option shall state the Option price, which shall be one hundred percent (100%) of the fair market value of the shares covered by such Option on the date of grant of such Option. See Section 5, Option Price, and Section 26, date of grant.

(d) **Payment**.   The purchase price for the Options being exercised must be paid in full at the time of exercise in a manner acceptable to the Committee. In addition, in order to enable the Company to meet any applicable foreign, federal (including FICA), state and local withholding tax requirements, an Optionee shall also be required to pay the amount of tax to be withheld at the time of exercise. No Common Shares will be delivered to any Optionee until all such amounts have been paid.

(e) **Length of Option**.   Each Option shall be granted for a period of ten (10) years. However, subject to Sections 9 and 10, each Option shall be exercisable only during such portion of its term as hereinafter set forth and only if the Optionee is either a Non-Employee Director of the Company or is employed by the Company or a Subsidiary of the Company at the time of such exercise.

(f) **Exercise of Option**.   Twenty-five (25%) percent of the Options covered by each grant shall become exercisable on each of the four anniversaries of the grant date for such Options. Otherwise, each Optionee shall have the right to exercise his or her Options in the manner specified in this Plan.

Notwithstanding any provision in the Plan to the contrary, the Options shall not be exercisable in whole or in part unless and until the Plan is approved by the shareholders of the Company.

Section 7.   **Method of Exercise of Options**.   Each Option shall be exercised pursuant to the terms of such Option and pursuant to the terms of the Plan by giving written notice to the Company at its principal place of business or other address designated by the Company, accompanied by cash, check, shares, or other property acceptable to the Committee in payment of the Option price for the number of shares specified and paid for. From time to time the Committee may establish procedures relating to effecting such exercises. No fractional shares shall be issued as a result of exercising an Option. The Company shall make delivery of such shares as soon as possible; provided, however, that if any law or regulation requires the Company to take action with respect to the shares specified in such notice before issuance thereof, the date of delivery of such shares shall then be extended for the period necessary to take such action.

Section 8.   **Non-Transferability of Options**.   Except as set forth in Section 10, an Option is exercisable during an Optionee's lifetime only by the Optionee. The Options shall not be transferable except by will or the laws of descent and distribution, and shall terminate as provided in this Plan.

Section 9.   **Earlier Termination of Options**.   Except as set forth in Section 10 of this Plan, if the Optionee ceases to be a Non-Employee Director of the Company or an employee of the Company or its Subsidiaries for any reason whatsoever, the Options will terminate as to all shares covered by Options which have not been exercised as of such date.

Section 10.

(a)   **Exercise Upon Death or Disability**.   In the event an Optionee dies while either a Non-Employee Director of the Company or while employed by the Company or a Subsidiary, then all Options held by the Optionee shall become immediately exercisable as of the date of death, and the estate of the deceased Optionee shall have the right to exercise any rights the Optionee would have under this Plan for a period of one year after the date of the Optionee's death, with exercise to be made as set forth in Section 7.

In the event an Optionee becomes Disabled while either a Non-Employee Director of the Company or while employed by the Company or a Subsidiary, then all Options held by the Optionee shall become immediately exercisable as of the date the Optionee becomes Disabled, and the Optionee (or, in the event the Optionee is incapacitated and unable to exercise Options, the Optionee's legal guardian or legal representative whom the Committee deems appropriate based on applicable facts and circumstances) shall have the right to exercise any rights the Optionee would otherwise have under this Plan for a period of one year after the date the Optionee becomes Disabled, with exercise to be made as set forth in Section 7.

(b)   **Exercise Upon Retirement**.   In the event an Optionee retires as a Non-Employee Director or as an employee of the Company and its Subsidiaries, the Optionee shall have the right to exercise any rights the Optionee would otherwise have under this Plan for a period of 48 months after the date of such retirement, with exercise to be made as set forth in Section 7. For purposes of this Section 10(b), "retirement" shall mean termination of membership on the Company's Board of Directors at or after attaining age 55 with at least three (3) years of service as a member of the Board, other than by reason of death or Disability or for cause, and "termination for cause" shall mean termination of membership on the Board of Directors on account of any fraud, intentional misrepresentation, embezzlement or misappropriation or conversion of assets or opportunities of the Company or its Subsidiaries.

Section 11.   **Types of Stock Options**.   The Options granted under the Plan shall be non-qualified stock options.

Section 12.   **Effect of Change in Common Shares Subject to the Plan**.   In the event any dividend upon the Common Shares payable in shares is declared by the Company, or in case of any subdivision or combination of the outstanding Common Shares, the aggregate number of Common Shares to be delivered upon exercise of all Options granted under the Plan shall be increased or decreased proportionately so that there will be no change in the aggregate purchase price payable upon the exercise of the Options. In the event of any other recapitalization or any reorganization, merger, consolidation or any change in the corporate structure or stock of the Company, the Board of Directors shall make such adjustment, if any, as it may deem appropriate to reflect accurately the terms of the Options as to the number and kind of shares deliverable upon subsequent exercising of the Options and in the Option prices under the Options.

Section 13.   **Listing and Registration of Common Shares**.   If at any time the Board of Directors shall determine that listing, registration or qualification of the Common Shares covered by the Option upon any securities exchange or under any state or federal law or the consent or the approval of any governmental regulatory body is necessary or desirable as a condition of or in connection with the purchase of Common Shares under the Option, the Option may not be exercised in whole or in part unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board. Any person exercising an Option shall make such representations and agreements and furnish such information as the Board or the Committee may request to assure compliance with the foregoing or any other applicable legal requirements.

Section 14. **No Obligation to Exercise Option**.   The granting of an Option shall impose no obligation upon the Optionee to exercise such Option.

Section 15. **Misconduct**.   In the event that an Optionee has (i) used for profit or disclosed to unauthorized persons, confidential information or trade secrets of the Company or its Subsidiaries, or (ii) breached any contract with or violated any fiduciary obligation to the Company or its Subsidiaries, or (iii) engaged in unlawful trading in the securities of the Company or its Subsidiaries or of another company based on information gained as a result of that Optionee serving as a Non-Employee Director of the Company, then that Optionee shall forfeit all rights to any unexercised Options granted under the Plan and all of that Optionee's outstanding Options shall automatically terminate and lapse, unless the Committee shall determine otherwise.

Section 16. **Buy Out of Option Gains**.   At any time after any Option becomes exercisable, the Board of Directors (excluding any Director who holds Options for which the buy out election is being considered) shall have the right to elect, in its sole discretion and without the consent of the holder thereof, to cancel such Option and pay to the Optionee the excess of the fair market value of the Common Shares covered by such Option over the Option price of such Option at the date the Board provides written notice (the "Buy Out Notice") of the intention to exercise such right. Buy outs pursuant to this provision shall be effected by the Company as promptly as possible after the date of the Buy Out Notice. Payments of buy out amounts may be made in cash, in Common Shares, or partly in cash and partly in Common Shares, as the Board deems advisable. To the extent payment is made in Common Shares, the number of shares shall be determined by dividing the amount of the payment to be made by the fair market value of a Common Share at the date of the Buy Out Notice. In no event shall the Company be required to deliver a fractional Common Share in satisfaction of this buy out provision. Payments of any such buy out amounts shall be made net of any applicable foreign, federal (including FICA), state and local withholding taxes. For the purposes of this Section 16, fair market value shall be equal to the mean of the high and low prices at which Common Shares of the Company are traded on the New York Stock Exchange on the relevant date.

Section 17. **No Other Rights**.   An Optionee shall have no rights to or interest in any Option except as set forth herein. Neither the Plan nor any action taken herein shall be construed as giving any Optionee any right to remain as a Director of the Company.

Section 18. **Change in Control**.   In the event of a Change in Control, as defined below, then Options granted and outstanding pursuant to the Plan, notwithstanding the date of exercise fixed in the grant of such Options, shall become immediately exercisable and each Optionee shall be entitled to receive, upon payment of the amount required for exercise of each Option, securities or cash consideration, or both, equal to those the Optionee would have been entitled to receive under such plan or agreement if the Optionee had already exercised such Option.

For purposes of this Plan, a "Change in Control" shall mean the occurrence of:

(a)   An acquisition (other than directly from the Company) of any common stock or other voting securities of the Company entitled to vote generally for the election of directors (the "Voting Securities") by any "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of the then outstanding shares of the Company's common stock or the combined voting power of the Company's then outstanding Voting Securities; *provided, however,* in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition" (as hereinafter defined) shall not constitute an acquisition which would cause a Change in Control. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) a Subsidiary, (ii) the Company or its Subsidiaries, or (iii) any Person in connection with a "Non-Control Transaction" (as hereinafter defined);

(b)   The individuals who, as of February 18, 1999, are members of the Board (the "Incumbent Board"), cease for any reason to constitute at least seventy percent (70%) of the members of the Board; *provided, however,* that if the election, or nomination for election by the Company's common stockholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this Plan, be considered as a member of the Incumbent Board; *provided further, however,* that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a "Proxy Contest") including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

(c)   The consummation of:

(i)   A merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued, unless such merger, consolidation or reorganization is a "Non-Control Transaction." A "Non-Control Transaction" shall mean a merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued where:

(A)   the stockholders of the Company, immediately before such merger, consolidation or reorganization, own directly or indirectly immediately following such merger, consolidation or reorganization, at least seventy percent (70%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "Surviving Company") in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization,

(B)   the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the board of directors of the Surviving Company, or a corporation beneficially directly or indirectly owning a majority of the Voting Securities of the Surviving Company, and

(C)   no Person other than (i) the Company, (ii) any Subsidiary, (iii) any employee benefit plan (or any trust forming a part thereof) that, immediately prior to such merger, consolidation or reorganization, was maintained by the Company or a Subsidiary, or (iv) any Person who, immediately prior to such merger, consolidation or reorganization had Beneficial Ownership of thirty percent (30%) or more of the then outstanding Voting Securities or common stock of the Company, has Beneficial Ownership of thirty percent (30%) or more of the combined voting power of the Surviving Company then outstanding voting securities or its common stock;

(ii)   A complete liquidation or dissolution of the Company; or

(iii)   The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Subsidiary).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the "Subject Person") acquired Beneficial Ownership of more than the permitted amount of the then outstanding common stock or Voting Securities as a result of the acquisition of common stock or Voting Securities by the Company which, by reducing the number of shares of common stock or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of common stock or Voting Securities by the Company, and after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional common stock or Voting Securities which increases the percentage of the then outstanding Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

Section 19.   **Amendment or Termination**.   The Board of Directors may amend or terminate the Plan at any time, provided that the Board of Directors shall not (except as provided in Sections 9, 10 and 12 hereof) make any change in the Options which will impair the rights of the Optionee therein, without the consent of the Optionee, and further provided that any amendment which would (i) materially increase the benefits accruing to participants under the Plan, (ii) materially increase the number of Common Shares which may be issued under the Plan, (iii) materially modify the requirements as to eligibility or participation in the Plan, or (iv) otherwise amend the Plan in such manner where shareholder approval is necessary to comply with any legal, tax or regulatory requirement, including any approval requirement which is a prerequisite for exemptive relief from Section 16(b) of the Securities Exchange Act of 1934, shall not be made without the approval of the shareholders of the Company.

Section 20.   **Other Actions**.   This Plan shall not restrict the authority of the Committee, the Board of Directors or of the Company or its Subsidiaries for proper corporate purposes to grant or assume stock options, other than under the Plan, to or with respect to any Optionee or other person.

Section 21.   **Costs and Expenses**.   Except as provided in Section 6(d) hereof with respect to taxes, the costs and expenses of administering the Plan shall be borne by the Company, and shall not be charged to any grant nor to any Optionee receiving a grant.

Section 22.   **Plan Unfunded**.   The Plan shall be unfunded. Except for reserving a sufficient number of authorized shares to the extent required by law to meet the requirements of the Plan, the Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure payment of any grant under the Plan.

Section 23.   **Laws Governing Plan**.   This Plan shall be construed under and governed by the laws of the State of Ohio.

Section 24.   **Captions**.   The captions to the several sections hereof are not a part of this Plan, but are merely guides or labels to assist in locating and reading the several sections hereof.

Section 25.   **Effective Date**.   The Plan shall become effective on the date it is approved by the Board of Directors of the Company.

Section 26.   **Definitions**.   Unless the context clearly indicates otherwise, the following terms, when used in this Plan, shall have the meaning set forth below:

(a)   The "date of grant" or "grant date" of an Option shall be the date on which an Option is granted under the Plan.

(b)   The phrase "Non-Employee Director" means a member of the Board of Directors of the Company who is not an employee of the Company or any of its Subsidiaries.

(c)   "Option" means the right granted under the Plan to an Optionee to purchase a Common Share of the Company at a fixed price for a specified period of time.

(d)   "Option price" means the price at which a Common Share covered by an Option granted hereunder may be purchased.

(e)   "Subsidiaries" means the subsidiaries of Wendy's International, Inc.

(f)   With regard to any particular Employee, "Disabled" shall have the meaning set forth in the Company's long term disability program generally applicable to officers of the Company.

Wendy's International, Inc.

  

2002
financial
statements
and other information

Wendy's International, Inc. and Subsidiaries

Management's Review and Outlook

RESULTS OF OPERATIONS

2002 Overview

For Wendy's International, Inc. (the "Company"), 2002 was a year of continued growth. Despite facing a challenging economic and competitive environment, the Company delivered quality earnings and a solid overall performance, particularly in its main businesses of Wendy's and Tim Hortons. Systemwide sales, which includes sales of both franchise and company operated restaurants, increased 12.7% to a record $9.4 billion. Consolidated revenues, which include royalties, rents and other fees but do not include sales in franchise restaurants, increased 14.2% to a record $2.7 billion. In addition, the Company and its franchisees continued to develop new restaurants, concentrated in our core markets of Wendy's North America and Tim Hortons ("Hortons") Canada. The following chart details the Company's revenues and systemwide sales by segment:

(In millions)	2002	2001	2000
Systemwide Sales			
Wendy's	**$7,535**	$6,837	$6,412
Tim Hortons	**1,679**	1,462	1,287
Baja Fresh[(1)]	**142**	0	0
Total	**$9,356**	$8,299	$7,699
Change From Prior Year	**12.7%**	7.8%	8.9%
Revenues			
Wendy's	**$2,010**	$1,819	$1,712
Tim Hortons	**651**	572	525
Baja Fresh[(1)]	**69**	0	0
Total	**$2,730**	$2,391	$2,237
Change From Prior Year	**14.2%**	6.9%	8.2%

[(1)] *Baja Fresh was acquired by the Company on June 19, 2002. Information prior to that date is not included (see Note 9).*

Average same-store sales increased at domestic Wendy's (6.6%), Canadian Wendy's (6.5% in Canadian dollars), Canadian Tim Hortons (7.2% in Canadian dollars), U.S. Tim Hortons (9.9%) and Baja Fresh (2.7%) including the period when Baja Fresh was not owned by the Company.

In 2002, the Company continued to focus on its long-term strategic plan that was established in 2001. Significant accomplishments in 2002 included:

- In the second quarter of 2002, the Company completed its acquisition of Fresh Enterprises, Inc. ("Baja Fresh"), the owner and operator of the Baja Fresh Mexican Grill restaurant chain (see Note 9 to the Consolidated Financial Statements). The purchase price was $274 million (including purchase price adjustments) in exchange for 100% of the stock of Baja Fresh. Including reimbursement of Baja Fresh's investment expenditures in 2002 and third party fees, the Company paid a total of $287 million in cash in connection with the acquisition. The Company used the proceeds from the issuance of $225 million in senior notes and cash on hand to finance this transaction. This acquisition is consistent with the Company's strategy to invest in opportunities that have the potential to add to the Company's long-term earnings growth.

- In the first quarter of 2002, the Company made an investment of $9 million for a 45% minority interest in Cafe Express, a fast-casual restaurant pioneer. In the fourth quarter of 2002, the Company made a $12 million investment in the Pasta Pomodoro restaurant business, for a minority interest of 25% (fully diluted). Both of these investments are also consistent with the Company's strategy to invest in opportunities that have the potential to add to the Company's long-term earnings growth (see Note 9 to the Consolidated Financial Statements for more information on these investments).

- In the third quarter of 2002, the Company's Tim Hortons subsidiary sold its cup manufacturing business ("Conference Cup") to Dopaco Canada, Inc. ("Dopaco"). The sale generated $20 million in cash and a one-time pretax gain of $3.2 million. This sale is consistent with the Company's strategy to divest of businesses that do not fit strategically to its long-term objectives.

- As part of the Company's goal to proactively manage the balance sheet, during the second quarter of 2002, the Company called for redemption all of its outstanding $2.50 Term Convertible Securities, Series A ("trust preferred securities"), issued by Wendy's Financing I, a subsidiary of the Company. As a result of the call, 99.9% of the trust preferred securities were converted. As a result of the conversion, the Company's common shares outstanding increased by 7.6 million shares. In addition, during 2002, the Company repurchased 1.6 million common shares for $49.4 million. Since 1998, the Company has repurchased a total of 34.8 million shares for $827.2 million.

- In 2002, the Company continued to open new restaurants systemwide including 321 Wendy's restaurants and 204 Hortons restaurants. Baja Fresh opened 40 restaurants since the acquisition by the Company and a total of 61 for the entire year.

The Company reported diluted earnings per share (EPS) of $1.89 in 2002, $1.65 in 2001 and $1.44 in 2000. Year 2000 earnings were reduced by $11.5 million after tax ($.09 earnings per share) for international charges (see Note 2 to the Consolidated Financial Statements and the "International Charges" discussion that follows).

WENDY'S

Retail Sales

Wendy's retail sales include sales from company operated Wendy's restaurants and sales of sandwich buns from Wendy's bun baking facilities to Wendy's franchisees. Franchise sales are not included in reported retail sales. Total Wendy's retail sales were $1.7 billion, $1.6 billion and $1.5 billion in 2002, 2001 and 2000, respectively. This was an increase of 11.0% in 2002 and 6.1% in 2001. Of these totals, domestic Wendy's retail sales were $1.6 billion, $1.4 billion and $1.3 billion in 2002, 2001 and 2000. This was an increase of 10.9% in 2002 and 7.1% in 2001.

Domestic Wendy's average same-store sales in company operated units increased 4.7% in 2002, 2.1% in 2001 and 3.1% in 2000. The average number of transactions in domestic company operated Wendy's increased 2.5% in 2002, were unchanged in 2001 and increased .2% in 2000. Domestic selling prices increased .8% during the year, while 2001 and 2000 increased 1.6% and 1.4%, respectively.

The following chart reflects average net sales per domestic Wendy's restaurant for the last three years. Total domestic Wendy's average restaurant sales increased 6.7%, 2.8% and 2.6% in 2002, 2001 and 2000, respectively.

	2002	2001	2000
Company	$1,387,000	$1,337,000	$1,314,000
Franchise	$1,251,000	$1,164,000	$1,130,000
Total domestic	$1,280,000	$1,199,000	$1,167,000

Canadian Wendy's retail sales were $121.8 million, $107.9 million and $99.8 million in 2002, 2001 and 2000, respectively. This was an increase of 12.9% in 2002 and 8.0% in 2001. Canadian Wendy's same-store sales for company operated restaurants, in local currency, increased 6.1% in 2002 following a 4.5% increase in 2001 and a 1.1% increase in 2000. At year-end, total Canadian company operated Wendy's restaurants open were 133, 127 and 114 for 2002, 2001 and 2000, respectively. Outside North America, the Company operates two stores.

Franchise Revenues

Wendy's franchise revenues primarily consist of royalty income from franchisees, rental income from properties leased to franchisees and franchise fees. Also included are gains from the sale of properties previously leased to franchisees and gains from franchising Wendy's company restaurants. Franchise fees include charges for various costs and expenses related to establishing a franchisee's business. Total Wendy's franchise revenues, net of reserves for uncollectible amounts, were $279.1 million, $259.0 million and $241.6 million for 2002, 2001 and 2000, respectively. Of these totals, domestic Wendy's represented 92% in 2002 and North America Wendy's represented 97%. Total Wendy's franchise restaurants open at year-end were 4,933, 4,815, and 4,639 for 2002, 2001 and 2000, respectively.

Royalties, before reserves for uncollectible amounts, increased $22.4 million or 10.8% to $231.1 million in 2002, and $14.6 million or 7.5% to $208.7 million in 2001. This was primarily the result of an average of 146 more domestic Wendy's franchise restaurants being open in 2002 compared to an average of 167 more in 2001. In addition, average same-store sales at domestic franchise restaurants increased 7.1% and 2.6% in 2002 and 2001, respectively.

Pretax gains from franchising Wendy's company owned restaurants amounted to $710,000 in 2002 for 3 restaurants sold, compared with $5.0 million in 2001 for 19 restaurants and $1.9 million in 2000 for 14 restaurants. Additionally, pretax gains resulting from the sale of properties that were previously leased to franchisees by Wendy's were $2.1 million in 2002, $1.8 million in 2001 and $4.5 million in 2000.

Rental income from restaurants leased to franchisees increased $3.0 million to $41.8 million in 2002 compared with an increase of $2.3 million to $38.8 million in 2001. Total restaurants leased to franchisees were 502, 546 and 497 at year-end of 2002, 2001 and 2000, respectively. Franchise fees were $4.7 million in 2002, $5.3 million in 2001 and $6.0 million in 2000.

Reserves for uncollectible franchise revenues are provided and amounted to $596,000 in 2002 and $801,000 in 2000. There were no net additional reserves provided in 2001. Management reviews reserves on an ongoing basis and believes they are adequate for franchise-related receivables. In addition to franchise-related reserves, the Company has recorded additional reserves related to International issues. These reserves are recorded in "Other Expense" (see discussion below).

Canadian Wendy's same-store franchise sales increased, in local currency, 6.8% and 3.8% in 2002 and 2001, respectively. At year-end, total Canadian franchise

Wendy's restaurants open were 221, 212 and 210 for 2002, 2001 and 2000, respectively. Outside Canada, 18 new franchise restaurants were opened, primarily in Latin America, and 56 franchise restaurants were closed during 2002 due to challenging conditions in certain markets.

Cost of Sales and Restaurant Operating Costs

Wendy's cost of sales includes food, paper and labor costs for company operated restaurants and the cost of goods sold to franchisees from Wendy's bun baking facilities. Total Wendy's company restaurant cost of sales increased 9.8% to $1.0 billion in 2002 and 7.7% to $944.1 million in 2001. Of this total, domestic Wendy's company restaurant cost of sales increased 9.7% to $927.5 million in 2002 and 8.7% to $845.8 million in 2001. Domestic Wendy's company restaurant cost of sales decreased to 59.6% of domestic Wendy's company restaurant retail sales in 2002, compared with 60.2% in 2001 and 59.3% in 2000. Domestic food costs, as a percent of domestic retail sales, were 29.0% in 2002, 29.7% in 2001 and 29.2% in 2000. Food costs in 2002, as a percent of retail sales, reflected a decrease in beef of 6.4%, and a selling price increase of .8%. Food costs in 2001, as a percent of retail sales, reflected a 13.4% increase in beef costs, which was partially offset by a 1.6% selling price increase.

Domestic Wendy's labor costs were 27.0% of domestic Wendy's company restaurant retail sales in 2002, compared with 27.0% in 2001 and 26.5% in 2000. Average wage rates increased 1.8% in 2002 and 3.4% in 2001. The Company continues to control labor costs by adherence to its labor guidelines and store-level productivity programs. Sales per labor hour increased to $32.09 in 2002 compared with $31.30 in 2001, reflecting a 1.7% increase in productivity following a .6% increase in 2001. Productivity measures the percent increase in sales per labor hour less the percent of price increase.

Wendy's company restaurant operating costs include costs necessary to manage and operate restaurants except cost of sales and depreciation. Total Wendy's company restaurant operating costs increased 10.1% to $428.1 million in 2002 and 7.0% to $388.9 million in 2001. Of this total, domestic Wendy's company restaurant operating costs increased 9.8% to $395.7 million in 2002 and 9.9% to $360.3 million in 2001. Domestic Wendy's company restaurant operating costs, as a percent of domestic Wendy's company restaurant retail sales, were 25.4% in 2002, 25.7% in 2001 and 25.0% in 2000. The percentage in 2002 reflects lower

utility costs and the leverage benefit of higher average sales, partly offset by higher performance-based bonus expense. The percentage in 2001 reflects higher pension costs partly related to reduced pension costs in 2000, and increased utility costs. In addition, average sales increases in 2001 were not high enough to leverage restaurant costs, many of which are fixed or semi-fixed in nature.

Wendy's domestic company operating margin was 15.8% for 2002, compared with 14.9% in 2001 and 16.5% in 2000. The following chart details the margin:

	2002 **% of Sales**	2001 % of Sales	2000 % of Sales
Retail sales	**100.0%**	100.0%	100.0%
Cost of sales	**59.5**	60.2	59.2
Company restaurant operating costs	**24.7**	24.9	24.3
Domestic company operating margin	**15.8%**	14.9%	16.5%

Canadian Wendy's company restaurant cost of sales increased 11.5% to $77.9 million in 2002 and 10.0% to $69.9 million in 2001. Canadian Wendy's cost of sales decreased to 63.9% of Canadian Wendy's retail sales in 2002, from 64.8% in 2001, reflecting higher average sales and reduced beef costs. In 2001, cost of sales increased to 64.8% from 63.6% reflecting higher commodity prices. Average crew wage rates for Canadian Wendy's increased 2.4% in 2002 versus 4.1% in 2001 and 2.3% in 2000. Canadian Wendy's company restaurant operating costs increased 14.1% to $30.4 million in 2002 and 4.3% to $26.6 million in 2001. The increase in 2002 reflects the growth of the business. Canadian Wendy's company restaurant operating costs, as a percent of Canadian Wendy's retail sales, were 25.0%, 24.7% and 25.6% for 2002, 2001 and 2000, respectively. Outside North America, the Company operates two stores.

Operating Costs

Wendy's operating costs include rent expense and other costs related to properties subleased to franchisees and costs related to operating and maintaining Wendy's bun baking facilities. Excluding the bun baking facilities, these costs amounted to $14.6 million in 2002, $13.3 million in 2001 and $12.8 million in 2000. The increase in 2002 reflects higher percentage rent due to higher average sales. There were 208 total restaurants leased by the Company and then subleased to franchisees in 2002 versus 227 in 2001 and 191 in 2000.

Costs to operate and maintain Wendy's bun baking facilities were $2.9 million in 2002, $2.2 million in 2001 and $1.8 million in 2000. The increase in 2002 reflects the opening of a second Wendy's bun baking facility in the second half of 2001.

TIM HORTONS

Retail Sales

Retail sales include sales from company operated Hortons restaurants and sales of dry goods and supplies from Hortons' Canadian distribution warehouses to franchisees. Retail sales also include sales to franchisees from Hortons' coffee roasting facility. Total Hortons retail sales increased 7.2% to $391.8 million in 2002 and 8.3% to $365.5 million in 2001. Of this total, Canadian distribution warehouse sales increased 13.0% to $343.0 million in 2002 and 10.9% to $303.7 million in 2001. This reflected the increase in the number of Hortons' Canadian franchised restaurants serviced and positive same-store sales growth, in local currency, of 7.2% in 2002 and 7.8% in 2001. Retail sales from company operated units decreased 21.0% to $48.8 million in 2002 and 3.2% to $61.7 million in 2001, reflecting the Company's continuing strategy to franchise company operated units in the United States. Of the 2,348 Hortons restaurants open systemwide at the end of 2002, only 71 were company operated.

Franchise Revenues

Included in franchise revenues are royalty income from franchisees, rental income from properties leased to franchisees and franchise fees. Franchise fees include charges for various costs and expenses related to establishing a franchisee's business, and include initial equipment packages for the Hortons' franchises. Reserves for uncollectible franchise revenues are provided. Total Hortons franchise revenues, net of reserves for uncollectible amounts, increased 25.3% to $259.3 million in 2002 and 10.4% to $206.9 million in 2001.

Total Hortons royalties, before reserves for uncollectible amounts, increased 17.2% to $52.1 million in 2002 and 13.8% to $44.5 million in 2001. This primarily reflected the increase in the number of Canadian franchise restaurants open and the positive same-store sales growth in Canada, in local currency, of 7.2% and 7.8% in 2002 and 2001, respectively. Franchise fees were $47.1 million in 2002, $32.5 million in 2001 and $35.5 million in 2000. The increase in 2002 included an increase in the number of businesses sold to franchisees to 251 from 211. At the end

of 2002, total restaurants franchised were 2,277 versus 2,066 in 2001 and 1,875 in 2000.

Rental income from restaurants leased to franchisees was $150.5 million in 2002 compared with $125.4 million in 2001 and $108.7 million in 2000, reflecting an additional number of restaurants being leased to Canadian franchisees and positive same-store sales growth (rent is generally charged as a percent of sales). At the end of 2002, 1,799 restaurants were leased to franchisees, versus 1,599 in 2001 and 1,435 in 2000.

Cost of Sales

Hortons cost of sales includes food, paper and labor costs for company operated restaurants and the cost of goods sold to franchisees from Hortons' distribution warehouses and coffee roasting facility. The Hortons' distribution warehouses distribute primarily dry goods such as flour, sugar and coffee to Hortons' franchisees. The Hortons' Canadian warehouse cost of sales increased 12.9% to $271.4 million in 2002 and 10.1% to $240.3 million in 2001, reflecting additional sales to franchisees due to the increased number of restaurants serviced and higher average sales per restaurant. Warehouse cost of sales, as a percent of warehouse sales, was 79.1% in both 2002 and 2001 and 79.7% in 2000. Cost of sales for company operated units amounted to $33.6 million, $44.4 million and $46.5 million in 2002, 2001 and 2000, respectively. The reduction in each year reflects the Company's continuing strategy to franchise company operated units in the United States.

Operating Costs

Hortons' operating costs include rent expense related to properties subleased to franchisees and cost of equipment sold to Hortons' franchisees as part of the initiation of the franchise business. Training and other costs necessary to ensure a successful Hortons franchise opening and costs to operate and maintain the distribution warehouses and coffee roasting facility are also included in operating costs.

Total Hortons operating costs increased 32.8% to $101.2 million in 2002 and 6.3% to $76.2 million in 2001. Canadian Hortons rent expense was $35.5 million in 2002, $32.5 million in 2001 and $29.1 million in 2000, reflecting the growth in the number of properties being leased and then subleased to Canadian franchisees, as well as higher percentage rent due to higher sales. There were 1,342 total restaurants leased by Canadian Hortons and then subleased to franchisees at year-end of 2002 versus 1,206 in 2001 and

1,076 in 2000. Cost of equipment and other franchise costs increased 58.0% to $36.9 million in 2002 and decreased 8.5% to $23.4 million in 2001. The increase in 2002 includes an increase of 40 in the number of franchises sold. Costs of operating and maintaining the distribution warehouses were $23.8 million in 2002, $17.8 million in 2001 and $15.0 million in 2000. The new Hortons U.S. coffee roasting facility incurred operating costs of $2.2 million in 2002.

BAJA FRESH

Retail Sales

Retail sales include sales from company operated Baja Fresh restaurants. Total Baja Fresh retail sales were $64.3 million for the period from June 19, 2002 through December 29, 2002. Same-store sales in Baja Fresh company operated units increased 2.9% for the entire year of 2002. At the end of 2002, there were 98 total company operated units.

Franchise Revenues

Included in franchise revenues are royalty income from franchisees and franchise fees. Total Baja Fresh franchise revenues, net of reserves for uncollectible amounts, were $4.4 million for the period from June 19, 2002 through December 29, 2002. Of this total, royalties were $3.3 million. Same-store sales at Baja Fresh franchise restaurants increased 2.5% for the entire year of 2002. At year-end, total franchise restaurants open were 112.

Cost of Sales and Restaurant Operating Costs

Total Baja Fresh company restaurant cost of sales totaled $42.0 million for the period from June 19, 2002 through December 29, 2002. Total Baja Fresh company restaurant operating costs totaled $15.7 million for the period June 19, 2002 through December 29, 2002.

CONSOLIDATED

General and Administrative Expenses

Company general and administrative expenses increased 11.7% in 2002 to $241.4 million compared to a 3.8% increase in 2001 to $216.1 million. As a percent of revenues, expenses decreased to 8.8% in 2002, down from 9.0% in 2001 and 9.3% in 2000. The dollar increase in 2002 primarily reflects incremental expenses for Baja Fresh and an overall increase in salaries and benefits, including performance-based bonus costs. The bonus increase reflects a reduced amount for 2001 when performance objectives were not achieved, versus an increase in 2002 when performance objectives were exceeded. The increase in 2001 includes increases in salaries and benefits, insurance and consulting fees for technology and strategic initiatives.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased $20.8 million in 2002 to $139.1 million and $10.0 million to $118.3 million in 2001. The increase in both years reflects the Company's information technology initiatives and additional restaurant development.

International Charges

In 2000, the Company incurred a non-recurring pretax charge of $18.4 million ($.09 earnings per share) for the closure of 18 Wendy's company operated restaurants in Argentina (see Note 2 to the Consolidated Financial Statements).

Other Expense

Other expense includes expenses (income) that are not directly derived from the Company's primary businesses. This includes income from the Company's investments in joint ventures and other minority investments. Expenses include store closures, other asset write-offs, reserves for international and legal issues.

Other expense was $6.9 million, $1.7 million and $5.5 million in 2002, 2001 and 2000, respectively. The increase in 2002 included $3.4 million in equity losses related to the joint venture with IAWS Group/Cuisine de France ("IAWS") and Cafe Express, and $3.3 million in international reserves, reflecting political and economic uncertainties in countries where the Company has franchise restaurants. The Company also had higher write-offs related to remodeling activity and costs related to properties that are no longer viable for development. This was partially offset by the $3.2 million pretax gain from the sale of the Tim Hortons cup manufacturing business. The decrease in 2001 reflects legal reserves and executive search costs in 2000, and reduced international reserves in 2001, partly offset by net currency transaction losses in 2001.

Interest Expense

Interest expense was $41.5 million in 2002, $30.2 million in 2001 and $28.9 million in 2000. The increase in 2002 reflects the $200 million of 6.25% senior notes issued by the Company in the fourth quarter of 2001 and $225 million of 6.20% senior notes issued by the Company in the second quarter of 2002. This was partially offset by the conversion into common shares of $200 million in trust preferred securities in the second quarter of 2002.

Interest Income

Interest income was $6.0 million in 2002, $9.6 million in 2001 and $13.8 million in 2000. The decrease in interest income primarily reflects the repayment of franchise notes receivable and the sharply lower overall interest income rates available in the current interest rate environment. This was partly offset by a higher average cash balance in 2002.

Income Taxes

The effective income tax rate for 2002 was 36.75% compared with 37.0% for 2001 and 37.5% for 2000. In 2002, the .25% decrease in the tax rate was due to an increase in the work opportunity tax credits and reductions in statutory Canadian income tax rates. In 2001, the .50% decrease in the tax rate from 2000 was due to a combination of changes in the work opportunity tax credits, tax exempt interest income and non-deductible expenses.

Other Comprehensive Income

Comprehensive income was lower than net income by $12.1 million in 2002, $21.6 million in 2001 and $12.7 million in 2000. The change in 2002 includes $4.0 million in income related to favorable translation adjustments on the Canadian dollar and $16.2 million in expense related to a minimum pension liability adjustment for the Company's pension plan (see Note 12 to the Consolidated Financial Statements). For 2001 and 2000, the differences were primarily the result of changes in the Canadian exchange rate, which was unfavorable to the Company for each of these years (see Consolidated Statements of Comprehensive Income).

FINANCIAL POSITION

Overview

The Company continues to maintain a strong balance sheet to support system growth and financial flexibility. The long-term debt-to-equity ratio was 47% at year-end of 2002

and 44% at year-end 2001 reflecting the $200 million in senior notes issued in the fourth quarter of 2001 and $225 million in senior notes issued in the second quarter of 2002. Equity also increased from the conversion of $200 million in trust preferred securities in the second quarter of 2002. Standard & Poor's and Moody's rate the Company's senior unsecured debt BBB+ and Baa-1, respectively.

Total assets increased $583.3 million in 2002 to $2.7 billion. The increase included $303.6 million from the purchase of Baja Fresh, which was primarily funded by the net proceeds received from the issuance of $225 million 6.20% senior notes in 2002. The primary assets purchased were $35.0 million in net property, plant and equipment, $34.0 million of intangibles and $226.8 million in goodwill. In addition, net property and equipment increased $168.3 million unrelated to the purchase, primarily reflecting a greater number of Wendy's company operated restaurants. A total of $49.4 million of cash was used to repurchase 1.6 million common shares in 2002. Return on average assets was 9.2% in 2002 and 9.7% in 2001. Return on average assets is computed as net income divided by average assets.

Total shareholders' equity increased $418.8 million in 2002. Equity increased as a result of the conversion of $200 million in trust preferred securities, earnings and option exercises, partially offset by the Company's purchase of treasury stock. Treasury stock was retired at the end of 2002, which reduced "capital in excess of stated value" and "retained earnings", but did not change the total shareholders' equity balance. Return on average equity was 17.0% in 2002 and 16.9% in 2001.

Cash Flow and Liquidity

Cash provided by operating activities was $444.3 million in 2002, compared with $305.2 million in 2001 and $302.2 million in 2000. The Company increased net income and depreciation, and in addition benefited from the increases in accrued and deferred taxes. The Company also received $197.1 million net proceeds from the issuance of 6.25% senior notes in 2001 and $223.0 million net proceeds from the issuance of 6.20% senior notes in 2002.

In all three years, cash provided by operating activities and other sources was used for capital expenditures, dividend payments and the repurchase of common and exchangeable stock, and in 2002, acquisitions and investments. The Company repurchased common and exchangeable stock for $49.4 million, $287.3 million and $93.4 million in 2002, 2001 and 2000, respectively. The repurchase of exchangeable shares in 2001 was largely funded by the

$200 million in senior notes issued in the fourth quarter of 2001. In the fourth quarter of 2002, the Company's Board of Directors authorized an additional $200 million for share repurchase, which raised the total amount authorized to $247 million, of which $223 million remained as of December 29, 2002.

During 2002, capital expenditures amounted to $240 million for Wendy's, $77 million for Hortons and $14 million for Baja Fresh. New restaurant expenditures amounted to $173 million; $111 million was spent for improvements to existing restaurants; and $47 million was spent for other additions. In 2003, the Company plans to open 295-315 new Wendy's restaurants, 195-210 new Hortons restaurants, primarily franchised, and 70-80 new Baja Fresh restaurants. The Company expects 2003 capital expenditures to be in the range of $325 million to $365 million for new restaurant development, remodeling, maintenance and technology initiatives. In addition, the Company also plans to invest $50 million to $60 million on new business opportunities, and may expand its Hortons joint venture facility in Canada.

In 2001, the Company formed a joint venture between Hortons and IAWS to build a par-baked goods manufacturing facility in Canada. The facility became operational in 2002. The Company has committed to invest approximately $49.6 million in this joint venture, of which $35.7 million was paid through December 29, 2002.

Cash flow from operations, cash and investments on hand, possible asset sales, and cash available through existing revolving credit agreements and through the possible issuance of securities should provide for the Company's projected short-term and long-term cash requirements, including cash for capital expenditures, future acquisitions of restaurants from franchisees or other corporate purposes. As part of its strategic initiatives, the Company took a number of actions in 2001 to increase its financial flexibility to respond to potential opportunities and longer term cash requirements. The actions included the establishment of a commercial paper program, increasing available lines of credit from $167 million to $200 million and filing a $500 million shelf registration statement. The Company issued $200 million of 6.25% senior notes in 2001 and $225 million of 6.20% senior notes in 2002. On

January 30, 2003, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to issue up to $500 million of securities. Included in the $500 million are $75 million of securities that were carried forward from the Company's S-3 filing that was made in October 2001. None of these $75 million in securities had been issued or sold. In early 2003, the Company restructured its $200 million in revolving credit facilities in order to provide greater financial flexibility for the Company. The new facility is also for $200 million.

The Company is committed to a strong capital structure and financial profile, and intends to maintain an investment grade rating. If additional funds are needed for mergers, acquisitions or other strategic investments, the Company believes it could borrow additional cash and still maintain its investment grade rating. In the event the Company's rating declines, the Company may incur an increase in borrowing costs. If the decline in the rating is significant, it is possible that the Company would not be able to borrow on acceptable terms. Factors that could be significant to the determination of the Company's credit ratings include sales and cost trends, margins at Wendy's U.S. company restaurants, the Company's cash position, cash flow, capital expenditures and capitalization, and stability of earnings. The Company does not have any off-balance sheet or special-purpose entity financing arrangements.

Long term, the Company does not have significant term debt maturities until 2005 and after that, the next significant maturity is 2011. The Company believes it will be able to pay or refinance future term debt obligations based on its strong financial condition and sources of cash described in the preceding paragraph. The Company's debt agreements, as in effect on December 29, 2002, contain various covenants which, among other things, require the maintenance of certain financial ratios, including consolidated pretax interest coverage and consolidated funded indebtedness ratios. In addition, the debt agreements contain covenants that specify the maximum aggregate amount of liens the Company could impose on restaurant property and the maximum aggregate value of restaurant property as to which the Company could enter into sale-leaseback transactions. The Company was in compliance with these covenants as of December 29, 2002 and will continue to monitor these on a regular basis.

The Company's contractual obligations and commitments as of December 29, 2002 were as follows (see Note 11 to the Consolidated Financial Statements):

Contractual Obligations (In thousands)	Less Than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Long-term debt, including current maturities:					
Wendy's	$ 975	$104,239	$ 2,077	$520,505	$ 627,796
Baja Fresh	55	118	114		287
Total	$ 1,030	$104,357	$ 2,191	$520,505	$ 628,083
Capital leases:					
Wendy's	$ 3,494	$ 5,842	$ 3,700	$ 19,011	$ 32,047
Tim Hortons	5,146	10,421	12,011	40,900	68,478
Total	$ 8,640	$ 16,263	$ 15,711	$ 59,911	$ 100,525
Operating leases:					
Wendy's	$35,771	$ 60,752	$ 44,862	$ 91,775	$ 233,160
Tim Hortons	30,323	53,859	43,803	97,557	225,542
Baja Fresh	8,849	18,213	18,378	40,351	85,791
Total	$74,943	$132,824	$107,043	$229,683	$ 544,493
Total Contractual Obligations	$84,613	$253,444	$124,945	$810,099	$1,273,101

Other Commercial Commitments (in thousands)	Balance at December 29, 2002
Franchisee lease and loan guarantees:	
Wendy's	$112,892
Baja Fresh	3,431
Total	$116,323
Contingently liable rent on leases:	
Wendy's	$ 22,365
Letters of credit:	
Wendy's	$ 17,716
Tim Hortons	2,133
Total	$ 19,849
Total Other Commercial Commitments	$158,537

In recent years, the Company has generated a significant amount of interest income on investable cash balances, however, given the current interest rate environment, management expects interest income rates to remain relatively low in the near future. In addition, $19.8 million of franchise and other notes receivable were paid off in 2002. As a result, management expects lower interest income in 2003.

At December 29, 2002 and December 30, 2001, the Company's reserves established for doubtful royalty receivables were $1.4 million and $1.5 million, respectively. Reserves related to possible losses on notes receivable, real estate, guarantees, claims and contingencies involving franchisees totaled $6.3 million at December 29, 2002 and $7.6 million at December 30, 2001. These reserves are included in accounts receivable, notes receivable and other accrued expenses.

The Company has guaranteed certain leases and debt payments primarily related to franchisees, amounting to $116.3 million. In the event of default by a franchise owner, the Company generally retains the right to acquire possession of the related restaurants. The Company is contingently liable for certain leases amounting to $22.4 million. These leases were assigned to unrelated third parties, which have agreed to indemnify the Company against future liabilities arising under the leases. These leases expire on various dates through 2022. The Company is also the guarantor on $19.8 million in letters of credit with various parties, however, management does not expect any material loss to result from these instruments because it does not believe performance will be required.

In addition to the guarantees described above, the Company is party to many agreements executed in the ordinary course of business that provide for indemnification of third parties under specified circumstances, such as lessors of real property leased by the Company, distributors, service providers for various types of services (including commercial banking, investment banking, tax, actuarial and other services), software licensors, marketing and advertising firms, securities underwriters and others. Generally, these agreements obligate the Company to indemnify the third parties only if certain events occur or claims are made, as these contingent events or claims are defined in each of these agreements. The Company is not aware of circumstances that would require it to perform its indemnification obligations under any of these agreements, and believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the earnings or financial condition of the Company.

Inflation

Financial statements determined on a historical cost basis may not accurately reflect all the effects of changing prices on an enterprise. Several factors tend to reduce the impact of inflation for the Company. Inventories approximate current market prices, there is some ability to adjust prices, and liabilities are repaid with dollars of reduced purchasing power.

Market Risk

The Company's debt is primarily denominated in U.S. dollars, at fixed interest rates, which limits interest rate risk on financial instruments. While the Company has not historically utilized derivatives to alter interest rate risk the Company may consider such arrangements in the future. Currency exposure is predominately related to Canadian operations, since exposure outside of North America is limited to royalties. The Company has cash flow exposure from Tim Hortons and Wendy's operations in Canada. The Canadian currency has been reasonably stable over time, however, in recent years the Canadian dollar has weakened which reduces the U.S. benefit of Canadian operations. During 2002, the impact of currency adjustments on Canadian operating earnings reduced EPS $.01. While the Company does not currently hedge its exposure to Canadian currency fluctuations, the Company may enter into cash flow hedges related to Canada in the future. The Company has a policy preventing the use of derivatives for trading or speculative purposes. At the current level of annual operating income generated from Canada, if the Canadian currency rate changes one penny for the entire period, the annual impact on the Company's EPS would be approximately one-half cent per share. At current royalty levels outside of North America, if all foreign currencies moved 10% during each royalty collection period in the same direction, at the same time, the annual impact would

be approximately one-half cent per share. Therefore, the Company does not hedge its exposure to currency fluctuations related to royalty collections outside North America, because it does not believe the risk is material.

The Company purchases certain products in the normal course of business, which are affected by commodity prices. Therefore, the Company is exposed to some price volatility related to weather and various other market conditions outside the Company's control. However, the Company does employ various purchasing and pricing contract techniques, in an effort to minimize volatility. The Company does not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. While volatility can occur, which would impact profit margins, there are generally alternative suppliers available and if the pricing problem is prolonged, the Company has some ability to increase selling prices to offset the commodity prices.

Concentrations of Credit Risk

The Company has cash balances in various domestic bank accounts above the FDIC guarantee limits. The Company subscribes to a bank rating system, and only utilizes high-grade banks for accounts that might exceed these limits. At year-end 2002, the amount in domestic bank accounts above FDIC limits was approximately $14.5 million. The Company also has cash in various Canadian bank accounts above amounts guaranteed by the Canadian Deposit Insurance Corporation of Canada ("CDIC"). At year-end 2002, the amount in Canadian banks above CDIC limits was approximately $49.3 million U.S. dollars equivalent. The Company also utilizes only high-grade banks in Canada for accounts that might exceed CDIC limits.

MANAGEMENT'S OUTLOOK

The Company continues to employ its strategic initiatives as outlined in the Financial Statements and Other Information furnished with the Company's 2002 Proxy Statement. These initiatives include leveraging the Company's core assets, growing same-store sales, improving store-level productivity to enhance margins, improving underperforming operations, developing profitable new restaurants and implementing new technology initiatives. Management intends to allocate resources to improve long-term return on assets and invested capital, and monitor its progress by tracking various metrics, including return on average assets, return on average equity and return on invested capital, as well as comparing to historical performance, the Company's peers and other leading companies.

The Company also intends to remain focused on established long-term operational strategies of exceeding customer expectations, fostering a performance-driven culture, delivering a balanced message of brand equity plus value in marketing, growing a healthy restaurant system and partnering finance with operations. The Company believes its success depends on providing everyday value, quality and variety, not discounting. Management believes in reinvesting in its restaurants to maintain a fresh image, providing convenience for its customers and increasing the overall efficiency of restaurant operations. The goal of these strategies is to increase average sales over time, primarily through greater customer traffic in the restaurants. The Company intends to effectively manage corporate and field-level costs to control overall general and administrative expense growth.

New restaurant development will continue to be very important to the Company. Wendy's, Hortons and Baja Fresh restaurant concepts are all underpenetrated in key markets. The Company intends to grow aggressively, but responsibly, focusing on the markets with the best potential for sales and return on investment. A total of 565 new restaurants were opened in 2002 which included Baja Fresh since the date of acquisition. The Company and its franchisees plan to open 560-605 new units in 2003. Over the next several years, the Company anticipates opening a substantial number of new Wendy's, Hortons and Baja Fresh restaurants. The primary focus will be on core operations of Wendy's in North America and Hortons in Canada, with the majority of units being traditional sites.

The Company is optimistic about the development of Hortons in the United States. The U.S. division produced its first profit in 2002. The Company's strategy for Hortons U.S. is to enhance brand awareness, increase same-store sales, build customer loyalty and attract additional franchisees. In 2003, the Company plans to develop between 25-35 new Hortons franchise units in the United States. Management believes that Hortons U.S. has the potential to become a long-term growth opportunity for the Company, but there is no assurance that this will occur.

The Company continued to focus on improving its global brand image and supporting its franchisees' business plans and growth objectives. In 2001, the Company developed a 5-year plan for its International Wendy's division outside of North America that focused on disciplined growth in the Americas. The Company made progress on this plan in 2002 as the International division produced a profit for the second consecutive year. The Company's franchisees slowed growth outside North America in 2002 opening 18 new restaurants while closing 56. In 2003, the Company will continue cautious development. Most of Wendy's development outside of North America is with franchisees who can be affected by adverse economic and political conditions. Economic and competitive pressures remain very challenging in Latin America, Asia and certain other markets outside of North America.

The political and economic status of Venezuela and Mexico are being closely monitored by the Company. As of December 29, 2002, all Wendy's restaurants in Venezuela were closed due to political and economic turmoil in that country. The majority of the restaurants have reopened in 2003, however there is no assurance that they will remain open. Royalty collections will be limited, at least in the near future, in Venezuela. Since the same franchisee also operates in Mexico, it is possible that operations will be impacted there also. The Company does not maintain any company operated or owned restaurants in either Venezuela or Mexico, which limits any potential exposure.

Another element of the Company's strategic plan is the evaluation of potential mergers, acquisitions, joint venture investments, alliances, vertical integration opportunities and divestitures that could add to the Company's long-term earnings growth. As part of this initiative, in 2001, the Company formed a joint venture between Hortons and IAWS to build a par-baked goods manufacturing facility in Canada. In 2002, the Company made several investments. In the first quarter, the Company made a minority investment of $9 million in fast-casual restaurant pioneer Cafe Express. In the second quarter, the Company purchased 100% of the stock of Baja Fresh. In the fourth quarter, the Company made a $12 million minority investment in the Pasta Pomodoro restaurant business (see Note 9 to the Consolidated Financial Statements for more information on these investments). Tim Hortons sold its cup manufacturing business in July 2002 after a strategic business review (see Note 10 to the Consolidated Financial Statements).

Revenue Recognition

Wendy's and Baja Fresh have significant company operated restaurants, while Hortons is predominately franchised. Revenue at company operated restaurants is recognized as customers pay for products at the time of sale. Hortons operates warehouses in Canada to distribute coffee and other dry goods to an extensive franchise system. Revenues from these sales are recorded when the product is delivered to the franchisee.

Franchise revenues consist of royalties, rents and various franchise fees. Hortons controls most of their real estate and rents to franchisees as a normal business practice. Collections are normally made at the end of each period, with only minimal amounts exceeding a month. Wendy's also rents some real estate to franchisees, but this is a minor part of its business model, and the rents are normally collected at the end of each period.

Royalties are collected by Wendy's, Hortons and Baja Fresh, and normally all revenue is collected within a month after a period ends. Collections are monitored closely, and reserves are provided where appropriate to reduce royalties to collectable amounts in revenue recognition. Various franchise fees are also collected by each concept, which are generally paid in advance, with revenue recognition when the applicable restaurant opens. The timing of revenue recognition for both retail sales and franchise revenues does not involve contingencies and judgments other than providing adequate reserves against collections of franchise related revenues. Although the Company enjoys a good relationship with franchisees, and collection rates are very high, if average sales or the financial health of franchisees were to deteriorate, the Company might have to increase reserves against collection of franchise revenues.

The Application of Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates that can have a material impact on the results of operations of the Company. The earnings reporting process is covered by the Company's system of internal controls, and generally does not require significant management estimates and judgments. However, estimates and judgments are inherent in the calculations of royalty and other franchise-related revenue collections, legal obligations, pension and other post-retirement benefits, income taxes, insurance liabilities, various other commitments and contingencies and the estimation of the useful lives of fixed assets and other long-lived assets. While management applies its judgment based on

assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most domestic workers' compensation, health care claims, general liability and automotive liability losses. The Company records its insurance liabilities based on historical and industry trends, which are continually monitored, and accruals are adjusted when warranted by changing circumstances. Outside actuaries are used to assist in estimating casualty insurance obligations. Since there are many estimates and assumptions involved in recording insurance liabilities, differences between actual future events and prior estimates and assumptions could result in adjustments to these liabilities. Workers' Compensation insurance can particularly involve significant time before the ultimate resolution of claims. Wendy's has an accrual of $26.5 million at year-end 2002 for domestic workers' compensation liabilities, domestic general liability and domestic automotive liability. In Canada, workers' compensation benefits are part of a government-sponsored plan (the "Plan") and although the Company and its employees make contributions to the Plan, management is not involved in determining these amounts.

Pension and other retirement benefits, including all relevant assumptions required by generally accepted accounting principles, are evaluated each year with the oversight of the Company's retirement committee. Due to the technical nature of retirement accounting, outside actuaries are used to provide assistance in calculating the estimated future obligations. Since there are many estimates and assumptions involved in retirement benefits, differences between actual future events and prior estimates and assumptions could result in adjustments to pension expenses and obligations. If the Company were to change its discount rate by .25%, this would change annual pension costs by approximately $275,000. If the Company were to change its long-term return on assets rate by .25%, this would change annual pension costs by approximately $70,000.

In recognition of current economic circumstances, including lower investment returns, the Company has lowered its discount rate used to determine the present value of pension benefit obligations to 6.75% from 7.25% and the long-term return on assets rate for 2003 to 7.75% from 8.5%. These changes will increase pension costs approximately $.005 per share in 2003 (see Note 12 to the Consolidated Financial Statements).

In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

The Company records income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. The Company records a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. Management must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When the Company determines that deferred tax assets could be realized in greater or less amounts than recorded, the asset balance and income statement reflects the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance. The Company uses an estimate of its annual effective tax rate at each interim period based on the facts and circumstances available at that time, while the actual effective tax rate is calculated at year-end. Based on 2002 results, a change of one-tenth of a percent in the annual effective tax rate would have the equivalent impact of a $550,000 pretax change over the course of a year.

Depreciation and amortization are recognized using the straight-line method in amounts adequate to amortize costs over the following estimated useful lives: buildings, up to 40 years; leasehold improvements, up to 25 years; restaurant equipment, up to 15 years; other equipment, up to 10 years; and property under capital leases, the primary lease term. The Company estimates useful lives on buildings and equipment based on historical data and industry trends. Long-lived assets are grouped into operating markets and tested for impairment whenever an event occurs that indicates that an impairment may exist. The Company tests for impairment using the cash flows of the operating markets. A significant deterioration in the cash flows of an operating market or other circumstances

may trigger impairment testing. The Company capitalizes certain internally developed software costs which are amortized over a ten-year period. The Company monitors its capitalization and amortization policies to ensure they remain appropriate. The Company tests goodwill for impairment annually (or in interim periods if events or changes in circumstances indicate that its carrying amount may not be recoverable) by comparing the fair value of each reporting unit as measured by discounted cash flows, to the carrying value, to determine if there is an indication that a potential impairment may exist. In calculating discounted cash flows as of December 29, 2002, the Company used a discount rate of 6.2% and assumed a 3% increase in cash flows per year. The Company will review these assumptions each time goodwill is tested for impairment and will make the appropriate adjustments based on facts and circumstances available at that time. The Company tested for goodwill impairment as of year-end 2002 and no impairment was indicated.

When the Company acquired Baja Fresh in the second quarter of 2002, the purchase included $226.8 million of goodwill and $34.0 million of other intangibles. These other intangibles, primarily trademarks and trade names, will be amortized over approximately 20 years. Since the goodwill and intangibles are associated with the Baja Fresh business unit, the future fair value of the intangibles, and any potential impairment, depends on the future performance of Baja Fresh.

Recently Issued Accounting Standards

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" in the first quarter of 2002. In accordance with SFAS No. 142, the Company reclassified approximately $2.5 million of net intangibles into goodwill at year-end 2001 and the Company is no longer recording amortization on goodwill effective December 31, 2001. The Company has determined that its goodwill is not impaired. Please refer to Note 3 to the Consolidated Financial Statements for more detailed disclosures concerning SFAS No. 142.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets. The Company has evaluated the impact of this Statement on its financial statements and will adopt the provisions of this Statement in the first quarter of 2003. Based on its evaluation to date the Company does not anticipate this Statement having a material impact on the results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and Accounting Principles Board ("APB") Opinion Number 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This Statement addresses accounting and reporting standards for the impairment or disposal of long-lived assets. This Statement was adopted in the first quarter of 2002 and has not had a significant impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections". This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund requirements". This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 will be applied in fiscal years beginning after May 15, 2002. The Company is in the process of evaluating the impact of those provisions on its financial statements and will adopt such provisions in the first quarter of 2003. The remaining provisions of this Statement were adopted by the Company for transactions occurring after May 15, 2002 and have not resulted in a significant impact to the Company's financial statements.

In June, 2002 the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities". This Statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with the exit and disposal activities, including restructuring activities, that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement also addresses accounting and reporting standards for costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement or an individual deferred-compensation contract. This Statement will be applied for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting of Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under the provisions of SFAS No. 148, companies that choose to adopt the accounting provisions of SFAS No. 123 will be permitted to select from three transition methods: Prospective method, Modified prospective method and Retroactive restatement method. The transition and annual disclosure provisions of SFAS No. 148 are effective for the fiscal years ending after December 15, 2002. The Company will continue to follow the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148.

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of SFAS No. 5, 57, and 107 and rescission of FIN No. 34". This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under guarantees. This Interpretation clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in the issuing of the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The recognition provisions of FIN No. 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods after December 15, 2002. The Company is in the process of evaluating the impact of this Interpretation on its financial statements and will adopt the liability recognition provisions of this Interpretation in the first quarter of 2003. The disclosure requirements are included in the accompanying financial statements report.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51". This Interpretation clarifies the application of the majority voting interest requirement of ARB No. 51, "Consolidated Financial Statements", to certain types of variable interest entities that do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The controlling financial interest may be achieved through arrangements that do not involve voting interests. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies to the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

The Company utilizes various advertising funds ("Funds") to administer its advertising programs. These Funds collect money from franchise and company operated restaurants to be used for mutually beneficial marketing programs (see Note 13 to the Consolidated Financial Statements). The Company is in the process of evaluating the impact of this Interpretation on its financial statements, including the classification of these Funds under FIN No. 46. The Company will adopt the disclosure provisions of this Interpretation in the first quarter of 2003 and the remaining provisions in the third quarter of 2003. If it were determined that the consolidation of these Funds would be required under FIN No. 46, the Company does not expect this to have a material impact to consolidated net income.

Safe Harbor Statement

Certain information contained in the Financial Statements and Other Information section of the Proxy Statement, particularly information regarding future economic performance and finances, plans and objectives of management, is forward looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appears together with such statement. In addition, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include: competition within the quick-service restaurant industry, which remains extremely intense, both domestically and internationally, with many competitors pursuing heavy price discounting; changes in economic conditions; changes in consumer perceptions of food safety; harsh weather, particularly in the first and fourth quarters; changes in consumer tastes; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations and financing for new restaurant development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully complete transactions designed to improve its return on investment; the ability of the Company to achieve projected economic and operating synergies from its strategy of mergers, acquisitions and other strategic transactions; or other factors set forth in Exhibit 99 to the Company's Form 10-K filed with the Securities and Exchange Commission and in the Financial Statements and Other Information section of the Proxy Statement for the 2003 Annual Meeting of Shareholders.

SYSTEMWIDE RESTAURANTS

	Total Wendy's			Wendy's Company Operated			Wendy's Franchised		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Open at beginning of year	**6,043**	5,792	5,527	**1,228**	1,153	1,112	**4,815**	4,639	4,415
Opened	**321**	334	367	**100**	93	96	**221**	241	271
Closed	**(111)**	(83)	(102)	**(7)**	(3)	(43)	**(104)**	(80)	(59)
Acquisitions within the system	**5**	23	16	**2**	4	2	**3**	19	14
Dispositions within the system	**(5)**	(23)	(16)	**(3)**	(19)	(14)	**(2)**	(4)	(2)
Open at end of year	**6,253**	6,043	5,792	**1,320**	1,228	1,153	**4,933**	4,815	4,639

	Total Hortons			Hortons Canada			Hortons U.S.		
	2002	2001	2000	**2002**	2001	2000	**2002**	2001	2000
Open at beginning of year	**2,163**	1,980	1,817	**2,023**	1,860	1,709	**140**	120	108
Opened	**204**	201	185	**182**	181	173	**22**	20	12
Closed	**(19)**	(18)	(22)	**(17)**	(18)	(22)	**(2)**	0	0
Open at end of year	**2,348**	2,163	1,980	**2,188**	2,023	1,860	**160**	140	120

	Total Baja Fresh	Baja Fresh Company Operated	Baja Fresh Franchised
Open at June 19, 2002	**170**	**77**	**93**
Opened	**40**	**14**	**26**
Closed	**0**	**0**	**0**
Acquisitions within the system	**7**	**7**	**0**
Dispositions within the system	**(7)**	**0**	**(7)**
Open at December 29, 2002	**210**	**98**	**112**

Wendy's International, Inc. and Subsidiaries

Consolidated Statements of Income

Years ended December 29, 2002, December 30, 2001 and December 31, 2000

(In thousands, except per share data)	2002	2001	2000
Revenues			
Retail sales	$2,187,438	$1,925,319	$1,807,841
Franchise revenues	542,823	465,878	429,105
	2,730,261	2,391,197	2,236,946
Costs and expenses			
Cost of sales	1,383,665	1,229,277	1,140,840
Company restaurant operating costs	459,141	406,185	382,963
Operating costs	118,643	91,701	86,272
General and administrative expenses	241,438	216,124	208,173
Depreciation and amortization of property and equipment	139,101	118,280	108,297
International charges (Note 2)			18,370
Other expense, net	6,905	1,722	5,514
Interest expense	41,454	30,175	28,859
Interest income	(5,985)	(9,647)	(13,779)
	2,384,362	2,083,817	1,965,509
Income before income taxes	345,899	307,380	271,437
Income taxes	127,118	113,731	101,789
Net income	$ 218,781	$ 193,649	$ 169,648
Basic earnings per common share	$1.96	$1.72	$1.48
Diluted earnings per common share	$1.89	$1.65	$1.44
Dividends per common share	$.24	$.24	$.24
Basic shares	111,900	112,275	114,341
Diluted shares	116,558	121,144	122,483

See accompanying Notes to the Consolidated Financial Statements.

Wendy's International, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 29, 2002 and December 30, 2001	
(In thousands)	**2002**	2001
Assets		
Current assets		
Cash and cash equivalents	**$ 171,944**	$ 111,121
Accounts receivable, net	**86,416**	83,603
Notes receivable, net	**11,204**	11,295
Deferred income taxes	**13,822**	15,000
Inventories and other	**47,433**	45,334
	330,819	266,353
Property and equipment, net	**1,851,266**	1,647,985
Notes receivable, net	**20,548**	32,694
Goodwill, net	**272,325**	41,214
Deferred income taxes	**48,966**	36,175
Intangible assets, net	**47,393**	18,171
Other assets	**96,044**	41,458
	$2,667,361	$2,084,050
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable	**$ 134,208**	$ 112,245
Accrued expenses		
Salaries and wages	**44,932**	34,014
Taxes	**77,956**	59,113
Insurance	**42,898**	40,719
Other	**55,308**	46,386
Current portion of long-term obligations	**4,773**	4,210
	360,075	296,687
Long-term obligations		
Term debt	**627,053**	401,511
Capital leases	**54,626**	49,735
	681,679	451,246
Deferred income taxes	**108,906**	82,287
Other long-term liabilities	**68,096**	24,051
Commitments and contingencies		
Company-obligated mandatorily redeemable preferred securities of subsidiary Wendy's Financing I, holding solely Wendy's Convertible Debentures		200,000
Shareholders' equity		
Preferred stock, Authorized: 250,000 shares		
Common stock, $.10 stated value per share, Authorized: 200,000,000 shares, Issued and Exchangeable: 114,692,000 and 138,452,000 shares, respectively	**10,895**	13,271
Capital in excess of stated value		467,687
Retained earnings	**1,498,607**	1,377,840
Accumulated other comprehensive expense	**(60,897)**	(48,754)
	1,448,605	1,810,044
Treasury stock, at cost: 33,277,000 shares at December 30, 2001		(780,265)
	1,448,605	1,029,779
	$2,667,361	$2,084,050

See accompanying Notes to the Consolidated Financial Statements.

Wendy's International, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 29, 2002, December 30, 2001 and December 31, 2000

(In thousands)	2002	2001	2000
Cash flows from operating activities			
Net income	$ 218,781	$ 193,649	$ 169,648
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	142,773	123,238	113,491
Deferred income taxes	17,941	250	2,319
(Gain) loss from property dispositions, net	2,623	(1,832)	17,330
Net reserves for receivables and other contingencies	(109)		1,340
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions of restaurants			
Accounts and notes receivable	(5,061)	(7,313)	(12,226)
Inventories and other	(4,594)	(5,335)	(613)
Accounts payable and accrued expenses	59,218	7,509	8,680
Increase in other assets	(18,971)	(3,974)	(2,472)
Effect of exchange rate changes on cash	392	(2,329)	(868)
Tax benefits on stock options	15,243	5,534	2,715
Other, net	16,020	(4,201)	2,872
Net cash provided by operating activities	444,256	305,196	302,216
Cash flows from investing activities			
Proceeds from property dispositions	25,122	29,961	37,979
Capital expenditures	(330,811)	(301,054)	(275,675)
Acquisition of franchises	(2,316)	(2,278)	(1,555)
Acquisition of Baja Fresh (see Note 9)	(287,405)		
Proceeds from sale of Conference Cup	19,959		
Principal payments on notes receivable	19,751	14,121	5,738
Investments in joint venture and other	(43,126)	(14,103)	
Other investing activities	(4,630)	(8,575)	(6,247)
Net cash used in investing activities	(603,456)	(281,928)	(239,760)
Cash flows from financing activities			
Proceeds from issuance of senior notes, net of issuance costs	223,037	197,138	
Proceeds from employee stock options exercised	77,737	40,207	21,982
Repurchase of common stock	(49,401)	(287,308)	(93,435)
Principal payments on long-term obligations	(4,274)	(5,078)	(4,554)
Dividends paid on common and exchangeable shares	(27,076)	(26,824)	(27,516)
Net cash provided by (used in) financing activities	220,023	(81,865)	(103,523)
Increase (decrease) in cash and cash equivalents	60,823	(58,597)	(41,067)
Cash and cash equivalents at beginning of period	111,121	169,718	210,785
Cash and cash equivalents at end of period	$ 171,944	$ 111,121	$ 169,718
Supplemental disclosures of cash flow information:			
Interest paid	$ 41,456	$ 29,570	$ 28,721
Income taxes paid	69,392	97,818	85,163
Capital lease obligations incurred	8,311	11,553	5,025
Notes receivable from restaurant dispositions			553
Non-cash investing and financing activities:			
$2.50 Term Convertible Securities, Series A, converted and redeemed	$ 200,000		

See accompanying Notes to the Consolidated Financial Statements.

Wendy's International, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Years ended December 29, 2002, December 30, 2001 and December 31, 2000			
(In thousands)	**2002**	2001	2000
Common stock at stated value			
Balance at beginning of period	**$ 13,271**	$ 12,074	$ 11,941
Exercise of options	**355**	226	133
Conversion of exchangeable shares		971	
Retirement of treasury stock	**(3,488)**		
Conversion of $2.50 Term Convertible Securities, Series A	**757**		
Balance at end of period	**10,895**	13,271	12,074
Capital in excess of stated value			
Balance at beginning of period	**467,687**	423,144	398,580
Exercise of options, including tax benefits	**92,625**	45,514	24,564
Conversion of exchangeable shares		(971)	
Retirement of treasury stock	**(755,240)**		
Conversion of $2.50 Term Convertible Securities, Series A	**194,928**		
Balance at end of period		467,687	423,144
Retained earnings			
Balance at beginning of period	**1,377,840**	1,211,015	1,068,883
Net income	**218,781**	193,649	169,648
Dividends paid	**(27,076)**	(26,824)	(27,516)
Retirement of treasury stock	**(70,938)**		
Balance at end of period	**1,498,607**	1,377,840	1,211,015
Accumulated other comprehensive expense	**(60,897)**	(48,754)	(27,133)
Treasury stock, at cost			
Balance at beginning of period	**(780,265)**	(492,957)	(399,522)
Purchase of common stock	**(49,401)**	(287,308)	(93,435)
Retirement of treasury stock	**829,666**		
Balance at end of period		(780,265)	(492,957)
Shareholders' equity	**$1,448,605**	$1,029,779	$1,126,143
Common shares			
Balance issued at beginning of period	**132,711**	120,738	119,406
Exercise of options	**3,553**	2,264	1,332
Conversion of exchangeable shares		9,709	
Retirement of treasury stock	**(34,880)**		
Conversion of $2.50 Term Convertible Securities, Series A	**7,567**		
Balance issued at end of period	**108,951**	132,711	120,738
Treasury shares			
Balance at beginning of period	**(33,277)**	(21,978)	(16,626)
Purchase of common stock	**(1,603)**	(11,299)	(5,352)
Retirement of treasury stock	**34,880**		
Balance at end of period		(33,277)	(21,978)
Common shares issued and outstanding	**108,951**	99,434	98,760
Common shares issuable upon conversion of exchangeable shares			
Balance at beginning of period	**5,741**	15,450	15,450
Purchase and conversion of exchangeable shares		(9,709)	
Balance at end of period	**5,741**	5,741	15,450
Common shares issued and outstanding, including exchangeable shares	**114,692**	105,175	114,210

See accompanying Notes to the Consolidated Financial Statements.

Wendy's International, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

	Years ended December 29, 2002, December 30, 2001 and December 31, 2000		
(In thousands)	**2002**	2001	2000
Net income	**$218,781**	$193,649	$169,648
Other comprehensive income (expense)			
Translation adjustments	**4,040**	(21,621)	(12,690)
Pension liability (net of taxes of $9,617)	**(16,183)**		
	(12,143)	(21,621)	(12,690)
Comprehensive income	**$206,638**	$172,028	$156,958

See accompanying Notes to the Consolidated Financial Statements.

Wendy's International, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business

The Company's principal business is the operation, development and franchising of quick-service and fast-casual restaurants serving high-quality food. At year-end 2002, the Company and its franchise owners operated 6,253 restaurants under the name "Wendy's" in 50 states and in 21 other countries and territories and 210 restaurants under the name "Baja Fresh" in 19 states. Additionally, the Company and its franchise owners operated 2,188 restaurants in Canada and 160 units in the United States under the name "Tim Hortons".

Fiscal year

The Company's fiscal year ends on the Sunday nearest to December 31.

Basis of presentation

The Consolidated Financial Statements include the balances of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements include the results of Fresh Enterprises, Inc. for the period from June 19, 2002, the date of the Company's acquisition, through the end of the year (see Note 9 to the Consolidated Financial Statements).

Investments in unconsolidated affiliates over which the Company exercises significant influence but does not have control are accounted for using the equity method. The Company's share of the net income or loss of these unconsolidated affiliates is included in other expense.

Certain reclassifications have been made for prior years to conform with the 2002 presentation. These reclassifications did not have any impact on net income.

The Company considers short-term investments with original maturities of three months or less as cash equivalents.

Accounting policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions and estimates. These affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates and judgments are inherent in the calculations of royalty and other franchise-related revenue collections, legal obligations, pension and other post-retirement benefits, income taxes, insurance liabilities, various other commitments and contingencies and the estimation of the useful lives of fixed assets and other long-lived assets. While management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that materially different amounts would be reported using different assumptions.

In the normal course of business, the Company must make continuing estimates of potential future legal obligations and liabilities, which requires the use of management's judgment on the outcome of various issues. Management may also use outside legal advice to assist in the estimating process. However, the ultimate outcome of various legal issues could be different than management estimates, and adjustments to income could be required.

Inventories

Inventories, amounting to $24.8 million and $27.4 million at December 29, 2002 and December 30, 2001, respectively, are stated at the lower of cost (first-in, first-out) or market, and consist primarily of restaurant food items, new equipment and parts, and paper supplies.

Property and equipment

Depreciation and amortization are recognized using the straight-line method in amounts adequate to amortize costs over the following estimated useful lives: buildings, up to 40 years; leasehold improvements, up to 25 years; restaurant equipment, up to 15 years; other equipment, up to 10 years; and property under capital leases, the primary lease term. Interest costs associated with the construction of new restaurants are capitalized, while certain other costs, such as ground rentals and real estate taxes, are generally expensed as incurred. Major improvements are capitalized, while maintenance and repairs are expensed when incurred. Long-lived assets are grouped into operating markets and tested for impairment whenever an event occurs that indicates an impairment may exist. The Company tests for impairment using the cash flows of the operating markets. A significant deterioration in the cash flows of an operating market or other circumstances may trigger impairment testing.

Property and equipment, at cost, at each year-end consisted of the following:

(In thousands)	2002	2001
Land	$ 393,190	$ 364,781
Buildings	826,309	752,506
Leasehold improvements	601,836	505,081
Restaurant equipment	521,342	461,820
Capital leases	74,665	66,376
Other	177,229	148,151
	2,594,571	2,298,715
Accumulated depreciation and amortization	(743,305)	(650,730)
	$1,851,266	$1,647,985

The Company capitalizes certain internally developed software costs which are amortized over a ten-year period. At December 29, 2002 and December 30, 2001, capitalized software development costs, net of accumulated amortization, amounted to $42.3 million and $41.3 million, respectively, which amounts are included in "Other" above.

Goodwill and other intangibles

For the years of 2001 and 2000, goodwill was amortized using the straight-line method over periods ranging from 25 to 40 years which, for leased restaurants, included the original lease period plus renewal options, if applicable. Accumulated amortization of goodwill was $28.3 million and $28.1 million at December 30, 2001 and December 31, 2000, respectively. Intangibles separate from goodwill were amortized on a straight-line method over periods ranging from 5 to 20 years. Lives are generally related to legal or contractual lives, but in some cases must be estimated by management based on specific circumstances. The accumulated amortization of these intangibles was $7.3 million and $5.7 million at December 30, 2001 and December 31, 2000, respectively.

Effective December 31, 2001, the Company ceased amortizing goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note 3 to the Consolidated Financial Statements).

Notes receivable

The carrying amount of notes receivable approximates fair value.

Revenue recognition

Wendy's and Baja Fresh have significant company operated restaurants, while Hortons is predominately franchised. Revenue at company operated restaurants is recognized as customers pay for products at the time of sale. Hortons operates warehouses in Canada to distribute coffee and other dry goods to an extensive franchise system. Revenues from these sales are recorded when the product is delivered to the franchisee. Franchise revenues consist of royalties, rents and various franchise fees. Royalties are collected by Wendy's, Hortons and Baja Fresh, and normally all revenue is collected within a month after a period ends. The timing of revenue recognition for both retail sales and franchise revenues does not involve contingencies and judgments other than providing adequate reserves against collections of franchise-related revenues. Also, see discussion of "Franchise operations" below for further information regarding franchise revenues.

Advertising costs

The Company expenses advertising costs as incurred (see Note 13 to the Consolidated Financial Statements).

Franchise operations

The Company grants franchises to independent operators who in turn pay a technical assistance fee and franchise fees which may include equipment, royalties, and in some cases, rents for each restaurant opened. A technical assistance fee is recorded as income when each restaurant commences operations. Royalties, based upon a percent of monthly sales, are recognized as income on the accrual basis. The Company has established reserves related to the collection of franchise royalties and other franchise-related receivables and commitments (see Note 11 to the Consolidated Financial Statements).

Franchise owners receive assistance in such areas as real estate site selection, construction consulting, purchasing and marketing from company personnel who also furnish these services to company operated restaurants. These franchise expenses are included in general and administrative expenses. Gains and losses on the sale of properties previously leased to franchisees are included in franchise revenues.

Foreign operations

At December 29, 2002, the Company and its franchise owners operated 354 Wendy's restaurants and 2,188 Tim Hortons restaurants in Canada. Additionally, there are 350 Wendy's restaurants in other foreign countries and territories, primarily operated by franchisees. The functional currency of each foreign subsidiary is the respective local currency. Assets and liabilities are translated at the year-end exchange rates and revenues and expenses are translated at average exchange rates for the period. Resulting translation adjustments are recorded as a component of shareholders' equity and in other comprehensive income. Total translation adjustments included in accumulated other comprehensive expense at December 29, 2002 and December 30, 2001 were $44.7 million and $48.8 million, respectively.

Net income per share

Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted computations include assumed conversions of stock options, net of shares repurchased from proceeds, and company-obligated mandatorily redeemable preferred securities, when outstanding and dilutive and the elimination of aftertax related expenses.

The computation of diluted earnings per common share excludes options to purchase 4.7 million shares, 1.8 million shares and 3.6 million shares in 2002, 2001 and 2000, respectively. These options were not included in the computation of diluted earnings per common share because the exercise price of these options was greater than the average market price of the common shares in the respective periods and therefore, the effect would be antidilutive.

The computation of basic and diluted earnings per common share for each year is shown below:

(In thousands except per share amounts)	2002	2001	2000
Income for computation of basic earnings per common share	$218,781	$193,649	$169,648
Interest savings, net of taxes, on assumed conversions	1,395	6,391	6,340
Income for computation of diluted earnings per common share	$220,176	$200,040	$175,988
Weighted average shares for computation of basic earnings per common share	111,900	112,275	114,341
Dilutive stock options	1,664	1,296	569
Assumed conversions	2,994	7,573	7,573
Weighted average shares for computation of diluted earnings per common share	116,558	121,144	122,483
Basic earnings per common share	$1.96	$1.72	$1.48
Diluted earnings per common share	$1.89	$1.65	$1.44

Stock options

The Company has various stock option plans which provide options for certain employees and outside directors to purchase common shares of the Company. Grants of options to employees and the periods during which such options can be exercised are at the discretion of the Compensation Committee of the Board of Directors. Grants of options to outside directors and the periods during which such options can be exercised are specified in the plan applicable to directors and do not involve discretionary authority of the Board. All options expire at the end of the exercise period. Options are granted at the fair market value of the Company's common shares on the date of grant and no amounts applicable thereto are charged to net income. The Company makes no recognition of the options in the financial statements, except in the earnings per share computations, until they are exercised (see Note 8 to the Consolidated Financial Statements).

The pro forma disclosures below are provided as if the Company adopted the cost recognition requirements under SFAS No. 123 – "Accounting for Stock-Based Compensation", as amended by SFAS No. 148.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that can materially affect fair value estimates, and therefore, this model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

In calculating the fair value of options issued, the Company has determined that the underlying characteristics of the WeShare Plan and the 1990 Plan are unique enough to warrant using different assumptions for these calculations. For comparability purposes, the Company has recalculated prior years based on these revised assumptions.

In calculating the fair value of options issued under the WeShare Plan, the Company has used the following assumptions for 2002, 2001 and 2000, respectively: (1) dividend yield of .8%, .9% and 1.2%, (2) expected volatility of 32%, 34% and 34%, (3) risk-free interest rate of 3.8%, 4.3% and 6.1% and (4) expected lives of 2.7 years. The per share weighted average fair value of options granted during 2002, 2001 and 2000 was $8.93, $6.66 and $4.76, respectively.

In calculating the fair value of options issued under the 1990 Plan, the Company has used the following assumptions for 2002, 2001 and 2000, respectively: (1) dividend yield of .8%, .9% and 1.2%, (2) expected volatility of 33%, 34% and 34%, (3) risk-free interest rate of 4.7%, 4.3% and 6.1% and (4) expected lives of 4.9 years. The per share weighted average fair value of options granted during 2002, 2001 and 2000 was $12.87, $9.02 and $6.63, respectively.

Had compensation expense been recognized for stock-based compensation plans in accordance with provisions of SFAS No. 123, the Company would have recorded net income and earnings per share as follows:

(In millions, except per share data)	2002	2001	2000
Net income, as reported	$218.8	$193.6	$169.6
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(12.0)	(9.3)	(9.2)
Pro forma net income	$206.8	$184.3	$160.4
Earnings per share:			
Basic as reported	$1.96	$1.72	$1.48
Basic pro forma	$1.85	$1.64	$1.40
Diluted as reported	$1.89	$1.65	$1.44
Diluted pro forma	$1.80	$1.59	$1.37

Under the previous assumptions, the numbers reported were $184.5 million and $161.6 million for net income, $1.64 and $1.41 for basic earnings per common share, and $1.58 and $1.37 for diluted earnings per common share for the years of 2001 and 2000, respectively.

The impact of applying SFAS No. 123 in this pro forma disclosure is not indicative of future results.

NOTE 2   INTERNATIONAL CHARGES

In the fourth quarter of 2000, the Company decided to close all of the Wendy's restaurants in Argentina and accordingly recorded a pretax charge of $18.4 million related to its termination of operations. This charge was substantially non-cash. Included in this amount was $6.8 million for asset impairment charges, $1.7 million for lease termination costs, $3.2 million in employee-related costs, and $6.7 million in other closure costs. At December 31, 2000, accrued expenses related to closure and employee termination costs totalled $3.5 million, however, substantially all of these obligations were settled in 2001. The resolution of these issues did not result in any material impact to the 2001 financial statements.

NOTE 3   INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective December 31, 2001. SFAS 142 provides the accounting guidelines for goodwill and other intangibles. Under SFAS 142, the amortization of goodwill and other indefinite-lived intangibles is prohibited and these assets must be tested for impairment annually (or in interim periods if events indicate possible impairment).

In accordance with SFAS 142, the Company reclassified approximately $2.5 million of net intangibles into goodwill and ceased amortizing goodwill effective December 31, 2001. The Company has determined that no other intangibles have an indefinite life, and is continuing to amortize these remaining intangibles over their current lives.

During the first quarter of 2002, the Company assigned goodwill to reporting units and performed the first step of the transitional impairment tests for goodwill. The Company has determined its reporting units to be Domestic Wendy's, Canadian Wendy's, International Wendy's, Tim Hortons Canada, Tim Hortons U.S. and Baja Fresh. The first step requires the Company to compare the fair value of each reporting unit as measured by discounted future cash flows, to the carrying value, to determine if there is an indication that a potential impairment may exist. There was no indication of impairment and, therefore no impairment write-off was required upon adoption of SFAS 142.

The table below presents amortizable and unamortizable intangible assets as of December 29, 2002 and December 30, 2001:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2002			
Amortizable intangible assets:			
Patents and trademarks	**$42,197**	**$(2,732)**	**$ 39,465**
Purchase options	**7,500**	**(3,966)**	**3,534**
Other	**5,190**	**(796)**	**4,394**
			$ 47,393
Unamortizable intangible assets:			
Goodwill			**$272,325**
2001			
Amortizable intangible assets:			
Patents and trademarks	$10,939	$(1,329)	$ 9,610
Purchase options	7,500	(3,287)	4,213
Other	6,900	(2,552)	4,348
			$ 18,171
Unamortizable intangible assets:			
Goodwill			$ 41,214

The $272 million in goodwill at December 29, 2002 is comprised of $43 million for Wendy's, $538,000 for Hortons and $229 million related to the Company's acquisition of Fresh Enterprises, Inc. ("Baja Fresh"). None of this goodwill is deductible for tax purposes. The significant increase in patents and trademarks is likewise related to the acquisition of Baja Fresh. A total of $34.0 million of intangibles were identified with the assistance of a third-party valuation expert, and the average life is approximately 20 years (see Note 9 to the Consolidated Financial Statements).

Total intangibles amortization expense was $2.7 million for the year ended December 29, 2002, and the estimated annual intangibles amortization expense for each year through 2007 is $3.2 million, with the acquisition-related intangibles portion being $1.2 million.

The changes in the carrying amount of goodwill for the year ended December 29, 2002, are as follows:

(In thousands)	Wendy's	Tim Hortons	Baja Fresh	Total
Balance as of December 30, 2001	$41,214			$ 41,214
SFAS 142 reclassification	1,848	$754		2,602
Baja Fresh acquisition			$226,781	226,781
Goodwill acquired during year			2,109	2,109
Goodwill written off related to disposition of company restaurants	(88)	(216)		(304)
Translation adjustments and other	(77)			(77)
Balance as of December 29, 2002	$42,897	$538	$228,890	$272,325

In accordance with SFAS 142, the years ended December 30, 2001 and December 31, 2000 have not been restated. The table below presents a reconciliation of net income, basic earnings per common share and diluted earnings per common share as if SFAS 142 had been adopted for the years ended December 30, 2001 and December 31, 2000. Basic earnings per common share for the years ended December 30, 2001 and December 31, 2000 each would have been $.03 higher had the nonamortization provisions of SFAS 142 been adopted for that period. Diluted earnings per common share for the years ended December 30, 2001 and December 31, 2000 each would have been $.02 higher had SFAS 142 been adopted for that period.

(In thousands except per share amounts)	2002	2001	2000
Reported net income	$218,781	$193,649	$169,648
Goodwill amortization (net of tax)		2,402	2,627
Adjusted net income	$218,781	$196,051	$172,275
Reported basic earnings per common share	$1.96	$1.72	$1.48
Goodwill amortization (net of tax)		.03	.03
Adjusted basic earnings per common share	$1.96	$1.75	$1.51
Reported diluted earnings per common share	$1.89	$1.65	$1.44
Goodwill amortization (net of tax)		.02	.02
Adjusted diluted earnings per common share	$1.89	$1.67	$1.46

NOTE 4   TERM DEBT

Term debt at each year-end consisted of the following:

(In thousands)	2002	2001
Notes, unsecured, and mortgages payable with a weighted average interest rate of 7.5%, due in installments through 2010	$ 9,072	$ 9,672
6.25% Senior Notes, due November 15, 2011	199,289	197,949
6.20% Senior Notes, due June 15, 2014	224,406	
6.35% Notes, due December 15, 2005	98,579	98,204
7% Debentures, due December 15, 2025	96,737	96,683
	628,083	402,508
Current portion	(1,030)	(997)
	$627,053	$401,511

The 6.25% Senior Notes were issued in 2001 in connection with the Company's share repurchases (see Note 8 to the Consolidated Financial Statements). The 6.20% Senior Notes were issued in 2002 in connection with the Company's purchase of Fresh Enterprises, Inc. ("Baja Fresh") (see Note 9 to the Consolidated Financial Statements).

The 6.35% notes and 7% debentures are unsecured and unsubordinated. They are not redeemable by the Company prior to maturity.

Based on future cash flows and current interest rates for all term debt, the fair value was approximately $701 million at December 29, 2002 and $395 million at December 30, 2001.

The combined aggregate amounts of future maturities for all term debt are as follows:

(In thousands)	
2003	$ 1,030
2004	4,556
2005	99,801
2006	1,331
2007	860
Later years	520,505
	$628,083

The Company's debt agreements, as in effect on December 29, 2002, contain various covenants which, among other things, require the maintenance of certain financial ratios, including consolidated pretax interest coverage and consolidated funded indebtedness ratios. In addition, the debt agreements contain covenants that specify the maximum aggregate amount of liens the

Company could impose on restaurant property and the maximum aggregate value of restaurant property as to which the Company could enter into sale-leaseback transactions. The Company was in compliance with these covenants as of December 29, 2002 and will continue to monitor these on a regular basis.

The Company has six unused revolving credit facilities totaling $200 million at December 29, 2002. These credit facilities expire at different dates between 2003 and 2006. One of the facilities totaling $33 million expires March 1, 2003. The rate on each facility is LIBOR plus a spread based on the Company's debt rating. The spread at December 29, 2002 is .625%. The Company is also charged a commitment fee on the unused portion of each credit facility. The fee varies based on the Company's debt rating and is .125% for each facility as of December 29, 2002. In addition, the Company's Canadian subsidiaries have unused revolving credit facilities totaling $19.7 million at December 29, 2002.

Interest expense included distributions on trust preferred securities in the amounts of $2.1 million, $10.0 million and $9.9 million for the years of 2002, 2001, and 2000, respectively.

NOTE 5   COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES

In the second quarter of 2002, the Company called for redemption all of its outstanding trust preferred securities. As a result of the call, 99.9% of the trust preferred securities were converted and the remainder were redeemed by the Company. As a result of the conversion, the Company's common shares outstanding increased by 7.6 million shares.

The $200,000,000 of trust preferred securities were issued in 1996 by Wendy's Financing I, a wholly-owned consolidated subsidiary of the Company until its dissolution in November 2002.

The trust preferred securities were non-voting (except in limited circumstances), paid quarterly distributions at an annual rate of 5%, carried a liquidation value of $50 per share and were convertible into the Company's common shares at any time prior to the close of business on September 15, 2026 at the option of the holder. The trust preferred securities were convertible into common shares at the rate of 1.8932 common shares for each trust preferred security (equivalent to a conversion price of $26.41 per common share).

NOTE 6   LEASES

The Company occupies land and buildings and uses equipment under terms of numerous lease agreements expiring on various dates through 2086. Terms of land only and land and building leases are generally for 20 to 25 years. Many of these leases provide for future rent escalations and renewal options. Certain leases require contingent rent, determined as a percentage of sales, when annual sales exceed specified levels. Most leases also obligate the Company to pay the cost of maintenance, insurance and property taxes.

At each year-end capital leases consisted of the following:

(In thousands)	2002	2001
Buildings	$74,665	$66,376
Accumulated depreciation	(26,081)	(22,112)
	$48,584	$44,264

At December 29, 2002, future minimum lease payments for all leases, and the present value of the net minimum lease payments for capital leases, were as follows:

(In thousands)	Capital Leases	Operating Leases
2003	$ 8,640	$ 74,943
2004	8,459	70,301
2005	7,804	62,523
2006	9,287	56,517
2007	6,424	50,526
Later years	59,632	229,683
Total minimum lease payments	100,246	$544,493
Amount representing interest	(41,877)	
Present value of net minimum lease payments	58,369	
Current portion	(3,743)	
	$54,626	

Total minimum lease payments have not been reduced by minimum sublease rentals of $1.1 million under capital leases, and $226.9 million under operating leases due in the future under non-cancelable subleases.

Rent expense for each year is included in company restaurant operating costs and in operating costs and amounted to:

(In thousands)	2002	2001	2000
Minimum rents	$ 72,199	$61,345	$63,697
Contingent rents	32,365	28,157	24,045
	$104,564	$89,502	$87,742

In connection with the franchising of certain restaurants, the Company has leased or subleased land, buildings and equipment to the related franchise owners. Most leases provide for monthly rentals based on a percentage of sales, while others provide for fixed payments with contingent rent when sales exceed certain levels. Lease terms are approximately 10 to 20 years with one or more five-year renewal options. The franchise owners bear the cost of maintenance, insurance and property taxes.

The Company generally accounts for the building and equipment portions of the fixed payment leases as direct financing leases. The land portion of leases and leases with rents based on a percentage of sales are accounted for as operating leases.

At each year-end, the net investment in direct financing leases, included in other assets, consisted of the following:

(In thousands)	2002	2001
Total minimum lease receipts	$8,608	$9,780
Estimated unguaranteed residual value	1,263	1,263
Amount representing unearned interest	(3,682)	(4,322)
Current portion, included in accounts receivable	(484)	(460)
	$5,705	$6,261

At each year-end, company assets leased under operating leases consisted of the following:

(In thousands)	2002	2001
Land	$ 160,136	$159,615
Buildings	541,083	504,799
Equipment	53,408	48,303
	754,627	712,717
Accumulated depreciation	(169,537)	(148,185)
	$585,090	$564,532

At December 29, 2002, future minimum lease receipts were as follows:

(In thousands)	Financing Leases	Operating Leases
2003	$1,038	$ 71,137
2004	1,114	67,911
2005	959	60,776
2006	983	53,866
2007	750	45,337
Later years	3,764	111,428
	$8,608	$410,455

Rental income for each year is included in franchise revenues and amounted to:

(In thousands)	2002	2001	2000
Minimum rents	$ 60,699	$ 62,375	$ 53,223
Contingent rents	131,790	101,873	92,007
	$192,489	$164,248	$145,230

NOTE 7   INCOME TAXES

The provision for income taxes each year consisted of the following:

(In thousands)	2002	2001	2000
Current			
Federal	$ 56,694	$ 63,868	$ 53,068
State and local	2,831	3,952	4,191
Foreign	49,652	45,661	42,211
	109,177	113,481	99,470
Deferred			
Federal	21,412	(4,874)	1,417
State and local	608	1,340	479
Foreign	(4,079)	3,784	423
	17,941	250	2,319
	$127,118	$113,731	$101,789

Income before income taxes for foreign operations was $133.1 million, $126.6 million and $102.9 million for 2002, 2001 and 2000, respectively.

The temporary differences which give rise to deferred tax assets and liabilities at each year-end consisted of the following:

(In thousands)	2002	2001
Deferred tax assets		
Lease transactions	$ 4,802	$ 3,944
Benefit plans transactions	12,366	2,051
Reserves not currently deductible	11,238	12,560
Foreign operations	12,041	7,578
Foreign tax credit carryforwards	37,422	33,288
All other	5,819	4,079
	$83,688	$63,500
Valuation allowance	(20,861)	(12,280)
	$ 62,827	$51,220
Deferred tax liabilities		
Lease transactions	$2,330	$2,535
Benefit plans transactions	7,741	3,994
Property and equipment basis differences	58,018	46,554
Intangible assets basis differences	15,937	2,380
Installment sales	1,691	4,527
Capitalized expenses deducted for tax	18,068	16,082
All other	5,160	6,260
	$108,945	$82,332

Deferred tax assets for foreign operations have been established for net operating loss carryforwards and excess capital allowances. Also, a deferred tax asset has been established for certain foreign tax credit carryforwards (expiring in 2003, 2005 and 2006). A valuation allowance has been established as a result of management's determination that it is more likely than not that a portion of these foreign tax credit carryforwards will not be realized.

A reconciliation of the statutory U.S. federal income tax rate of 35 percent to the Company's effective tax rate for each year is shown below:

(In thousands)	2002	2001	2000
Income taxes at statutory rate	**$121,065**	$107,583	$ 95,003
Effect of foreign operations	**4,949**	3,521	2,815
State and local taxes, net of federal benefit	**2,235**	3,440	3,036
Other	**(1,131)**	(813)	935
Income taxes at effective rate	**$127,118**	$113,731	$101,789

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $86 million at December 29, 2002 and $19 million at December 30, 2001. The additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be substantially offset by U.S. tax credits for foreign taxes already paid.

NOTE 8   CAPITAL STOCK

On December 29, 1995, the Company acquired all of the stock of 1052106 Ontario Limited (Ontario), formerly 632687 Alberta Ltd., the parent company of the Tim Hortons restaurant chain, for 16.45 million shares of a Canadian subsidiary of the Company exchangeable for 16.45 million common shares of Wendy's International, Inc. Mr. Ronald V. Joyce, a former director of the Company, held all of the exchangeable shares. The Company purchased 1.0 million exchangeable shares from Mr. Joyce for $21.21 per share in 1998 and 9.7 million exchangeable shares for $25.75 per share in the fourth quarter of 2001. The purchase price per share of $25.75 was a 3% discount to the closing price of the Company's common shares on October 18, 2001, the date the purchase agreement was executed. As part of the 2001 transaction, Mr. Joyce retired from service as a director of the Company and as an officer and director of several subsidiaries of the Company (see Note 16 to the Consolidated Financial Statements). Also as part of the 2001 transaction, the date by which the 5.7 million

remaining exchangeable shares must be exchanged into common shares of the Company under the existing agreements with the Company was changed from December 29, 2005 to January 2, 2003. On December 19, 2002, Mr. Joyce transferred, with the Company's consent, all of the remaining 5.7 million exchangeable shares to an entity that is wholly-owned by him. On January 2, 2003, the 5.7 million exchangeable shares were exchanged into common shares of the Company (unaudited) (see Note 17 to the Consolidated Financial Statements).

In 1998, the Board of Directors approved a plan to repurchase up to $350 million of the Company's common stock. In 1999, the Board of Directors approved an increase in the repurchase program of up to $250 million. In 2002, the Board of Directors approved another increase in the repurchase program of up to an additional $200 million. At December 29, 2002, $223 million remained under this repurchase plan. During 2002, 2001 and 2000, total common shares repurchased pursuant to the plan were 1.6 million common shares, 1.6 million common shares and 5.4 million common shares for a total of $49 million, $37 million and $93 million, respectively. In addition, under a separate authorization, 9.7 million exchangeable shares were repurchased from Mr. Joyce for $250 million in 2001 (as described in the preceeding paragraph). All of the Company's treasury stock was retired in December 2002, which resulted in a decrease to "capital in excess of stated value" and "retained earnings", but did not change the total shareholders' equity balance.

On August 2, 1990, the Board of Directors adopted the WeShare Stock Option Plan (WeShare Plan), a non-qualified stock option plan that provided for grants of options equal to 10 percent of each eligible employee's earnings, with a minimum of 20 options to be granted to each eligible employee annually. Beginning in 2002, options equal to 8-12 percent of each eligible employee's earnings could be granted under the WeShare Plan. The percentage of each eligible employee's earnings is determined by the Company's annual performance as measured by earnings per share growth and the Company's three-year average total shareholder return relative to the Standard & Poor's 500 Index. An aggregate of 8.2 million common shares of the Company have been reserved pursuant to the WeShare Plan.

The options have a term of 10 years from the grant date and become exercisable in installments of 25 percent on each of the first four anniversaries of the grant date. On April 29, 2002, August 1, 2001 and August 1, 2000, approximately 677,000 options, 842,000 options and 1.1 million options were granted to eligible employees at an exercise price of $37.87 per share, $26.74 per share and $17.88 per share, respectively.

In addition, the Board of Directors also adopted the 1990 Stock Option Plan (1990 Plan) on August 2, 1990. An aggregate of 23.7 million common shares of the Company have been reserved for issuance to key employees and outside directors under the 1990 Plan, as amended. On January 31, 2003, the Company's Board of Directors approved an additional 570,000 shares to be reserved for issuance to key employees and outside directors, subject to shareholder approval.

A total of 2.8 million, 2.1 million and 2.1 million options were granted under the 1990 Plan in 2002, 2001 and 2000, respectively. These options were primarily granted on April, 29, 2002, August 1, 2001 and August 1, 2000, at an exercise price of $37.87 per share, $26.74 per share and $17.88 per share, respectively.

The following is a summary of stock option activity for the last three years:

(Shares in thousands)	Shares Under Option	Weighted Average Price Per Share
Balance at January 2, 2000	11,315	$22.45
Granted	3,201	17.95
Exercised	(1,333)	16.33
Canceled	(916)	26.18
Balance at December 31, 2000	12,267	21.71
Granted	2,909	26.71
Exercised	(2,264)	17.76
Canceled	(762)	24.24
Balance at December 30, 2001	12,150	23.49
Granted	3,469	37.72
Exercised	(3,553)	21.88
Canceled	(625)	25.67
Balance at December 29, 2002	11,441	$28.18

Options exercisable to purchase common shares totaled 4.7 million, 5.9 million and 6.2 million at December 29, 2002, December 30, 2001 and December 31, 2000, respectively. Shares reserved under the plans at each year-end were 13.8 million in 2002, 16.8 million in 2001 and 18.6 million in 2000.

The following tables summarize stock options outstanding and exercisable at December 29, 2002:

(Shares in thousands)	Options Outstanding		
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$14.38 - $18.88	2,470	6.3	$17.69
18.89 - 25.52	1,044	6.0	22.54
25.53 - 30.84	4,490	7.4	27.97
30.85 - 37.87	3,437	9.3	37.72
$14.38 - $37.87	11,441	7.6	$28.18

(Shares in thousands)	Options Exercisable	
Range of Exercise Prices	Options Exercisable	Weighted Average Exercise Price
$14.38 - $18.88	1,544	$17.58
18.89 - 25.52	927	22.45
25.53 - 30.84	2,268	28.60
30.85 - 37.87		
$14.38 - $37.87	4,739	$23.80

The Company has a Shareholder Rights Plan (Rights Plan) under which one preferred stock purchase right (Right) was distributed as a dividend for each outstanding common share. Each Right entitles a shareholder to buy one ten-thousandth of a share of a new series of preferred stock for $100 upon the occurrence of certain events. Rights would be exercisable once a person or group acquires 15 percent or more of the Company's common shares, or 10 days after a tender offer for 15 percent or more of the common shares is announced. No certificates will be issued unless the Rights Plan is activated.

Under certain circumstances, all Rights holders, except the person or company holding 15 percent or more of the Company's common shares, will be entitled to purchase common shares at about half the price that such shares traded for prior to the announcement of the acquisition. Alternatively, if the Company is acquired after the Rights Plan is activated, the Rights will entitle the holder to buy the acquiring company's shares at a similar discount. The Company can redeem the Rights for one cent per Right under certain circumstances. If not redeemed, the Rights will expire on August 10, 2008.

NOTE 9 ACQUISITIONS AND INVESTMENTS

The Company acquired two Wendy's restaurants in 2002, four Wendy's restaurants in 2001 and two Wendy's restaurants in 2000. These acquisitions were made in various markets for a total purchase price of $2.3 million in both 2002 and 2001, respectively, and $1.6 million in 2000. Additionally, in 2001 the Company acquired seven former Rally's restaurants in Michigan for $2.0 million. These sites were converted to five Wendy's and two Tim Hortons restaurants. Goodwill acquired in connection with the acquisition of Wendy's restaurants totaled $764,000 and $125,000 for 2001 and 2000, respectively.

In 2001, the Company formed a joint venture between Hortons and IAWS to build a par-baked goods manufacturing facility in Canada. The joint venture is owned and jointly-controlled on a fifty-fifty basis by Hortons and IAWS. The Company has committed to invest approximately $49.6 million in this joint venture, of which $35.7 million was paid through December 29, 2002. In the first quarter of 2002, the Company invested $9 million for a 45% minority interest in Cafe Express, a fast-casual restaurant pioneer. Cafe Express currently operates 14 restaurants in Houston and Dallas. The Company is a guarantor on a revolving credit facility for Cafe Express up to $4 million. In the fourth quarter of 2002, the Company invested $12 million in Pasta Pomodoro for 38% of the outstanding common shares of that company. Assuming conversion of Pasta Pomodoro's outstanding preferred shares and options, the Company's minority interest would decrease to 25%. Pasta Pomodoro is a casual restaurant featuring freshly prepared Italian food and as of December 29, 2002, Pasta Pomodoro operated 26 restaurants. The Company is accounting for each of these investments using the equity method.

On June 19, 2002, the Company completed its acquisition of Fresh Enterprises, Inc. ("Baja Fresh"), the owner and operator of the Baja Fresh Mexican Grill restaurant chain, pursuant to a Merger Agreement dated May 30, 2002. The results of Baja Fresh's operations have been included in the Company's consolidated financial statements since June 19, 2002. Baja Fresh owns, operates and franchises fast-casual restaurants in 19 states and the District of Columbia. As of December 29, 2002, Baja Fresh was comprised of 98 company restaurants and 112 franchise restaurants. This acquisition is consistent with the Company's strategy to invest in opportunities that can add to the Company's long-term earnings growth.

The purchase price was $274 million (including $1 million in purchase price adjustments incurred in the third quarter of 2002) in exchange for 100% of the stock of Baja Fresh. Total cash paid by the Company in connection with the transaction in 2002 was $287 million, and included $4.2 million in fees paid to third parties and $8.8 million to reimburse Baja Fresh for investment expenditures made in 2002 and other adjustments. The Company used the proceeds from the issuance of $225 million in 6.2% senior notes due 2014 and cash on hand to finance this transaction.

This acquisition was accounted for pursuant SFAS No. 141, "Business Combinations". The Company utilized a third party valuation expert to assist in the valuation of the assets acquired. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Baja Fresh Acquisition (Unaudited) (In thousands)	As of June 19, 2002*
Current assets	$ 5,111
Property and equipment, net	34,970
Goodwill	226,781
Intangible assets	34,000
Other assets	2,736
Total assets acquired	$303,598
Current liabilities	$ 1,800
Long-term debt	14,393
Total liabilities assumed	$ 16,193
Net assets acquired	$287,405

* *Includes $1 million in purchase price adjustments recorded in the third quarter of 2002.*

If the acquisition had been completed as of the beginning of each of the years indicated below, pro forma revenues, net income and basic and diluted earnings per common share would have been as follows:

(Unaudited) (In thousands, except per share data)	2002	2001
Total revenues	$2,780	$2,469
Net income	214	183
Net income per common share:		
Basic	$1.91	$1.63
Diluted	$1.84	$1.57

The selected unaudited pro forma information for the years ended December 29, 2002, December 30, 2001 and December 31, 2000 includes interest expense on the Company's $225 million of 6.2% senior notes that were issued in conjunction with the acquisition of Baja Fresh. In addition, the year ended December 29, 2002 excludes expenses incurred by Baja Fresh in conjunction with its previously planned public offering. The year ended December 30, 2001 has not been restated to reflect the amortization of the $226.8 million of goodwill related to the Company's acquisition of Baja Fresh.

The pro forma information is not necessarily indicative of the results of operations had the acquisition actually occurred at the beginning of each of these periods, nor is it necessarily indicative of future results.

NOTE 10   DISPOSITIONS

The Company franchised 3, 19 and 14 existing Wendy's restaurants during 2002, 2001 and 2000, respectively. These transactions resulted in pretax gains of approximately $710,000, $5.0 million and $1.9 million in 2002, 2001 and 2000, respectively. In addition, the Company sold properties which were previously leased to franchisees which resulted in pretax gains of $2.1 million, $1.8 million and $4.5 million in 2002, 2001 and 2000, respectively. These pretax gains are included in franchise revenues. Remaining notes receivable related to dispositions were $16.3 million at December 29, 2002 and $30.3 million at December 30, 2001.

In the third quarter of 2002, the Company's Tim Hortons subsidiary sold its cup manufacturing business to Dopaco. The sale, which closed in July 2002, resulted from a strategic business review by Tim Hortons' management team. The sale generated $20 million in cash and a one-time pretax gain of $3.2 million, which is approximately $.02 per share in the third quarter of 2002 for the Company. The cup manufacturing business generated income of approximately $.01 per share for the Company in 2001. Under a supply agreement with Dopaco, Tim Hortons has agreed to purchase a minimum of 50% of its cup and lid supplies from Dopaco, at independently-derived competitive prices, over the period from July 15, 2002 through July 15, 2007.

NOTE 11   COMMITMENTS AND CONTINGENCIES

At December 29, 2002 and December 30, 2001, the Company's reserves established for doubtful royalty receivables were $1.4 million and $1.5 million, respectively. Reserves related to possible losses on notes receivable, real estate, guarantees, claims and contingencies involving franchisees totaled $6.3 million at December 29, 2002 and $7.6 million at December 30, 2001. These reserves are included in accounts receivable, notes receivable and other accrued expenses.

The Company has guaranteed certain leases and debt payments primarily related to franchisees, amounting to $116.3 million. In the event of default by a franchise owner, the Company generally retains the right to acquire possession of the related restaurants. The Company is contingently liable for certain leases amounting to an additional $22.4 million. These leases have been assigned to unrelated third parties, which have agreed to indemnify the Company against future liabilities arising under the leases. These leases expire on various dates through 2022. The Company is also the guarantor on $19.8 million in letters of credit with various parties, however, management does not expect any material loss to result from these instruments because it does not believe performance will be required.

The Company is self-insured for most domestic workers' compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The Company is also self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The Company determines its liability for claims incurred but not reported on an actuarial basis.

The Company has entered into long-term purchase agreements with some of its suppliers. The range of prices and volume of purchases under the agreements may vary according to the Company's demand for the products and fluctuations in market rates.

In addition to the guarantees described above, the Company is party to many agreements executed in the ordinary course of business that provide for indemnification of third parties under specified circumstances, such as lessors of real property leased by the Company, distributors, service providers for various types of services (including commercial banking, investment banking, tax, actuarial and other services), software licensors, marketing and advertising firms, securities underwriters and others. Generally, these agreements obligate the Company to indemnify the third parties only if certain events occur or claims are made, as these contingent events or claims are defined in each of these agreements. The Company is not aware of circumstances that would require it to perform its indemnification obligations under any of these agreements, and believes that the resolution of any claims that might arise in the future, either individually or in the aggregate, would not materially affect the earnings or financial condition of the Company.

The Company and its subsidiaries are parties to various legal actions and complaints arising in the ordinary course of business. Many of these are covered by the Company's self-insurance or other insurance programs. Reserves related to the resolution of legal proceedings are included in "Accrued Other Liabilities". It is the opinion of the

Company that the ultimate resolution of such matters will not materially affect the Company's financial condition or earnings.

NOTE 12 RETIREMENT PLANS

The Company has a domestic defined benefit plan (the "Plan") covering all eligible employees of Wendy's International, Inc. and certain subsidiaries that have adopted the Plan. The Plan provides a base benefit for all participants based on years of service. The rate of return on employee account balances is guaranteed by the Plan and adjusted annually. The Company makes contributions to the Plan in amounts sufficient, on an actuarial basis, to fund at a minimum, the Plan's normal cost on a current basis, and to fund the actuarial liability for past service costs in accordance with Department of Treasury Regulations.

The change in projected benefit obligation for each year consisted of the following:

(In thousands)	2002	2001
Balance at beginning of year	$66,949	$64,363
Service cost	3,838	3,512
Interest cost	4,820	4,671
Plan amendments	238	
Assumption change	3,146	
Actuarial loss	3,580	399
Benefits and expenses paid	(6,337)	(5,996)
	$76,234	$66,949

The change in fair value of plan assets for each year consisted of the following:

(In thousands)	2002	2001
Balance at beginning of year	$65,164	$66,728
Actual return on plan assets	(4,659)	(2,583)
Company contributions	11,267	7,015
Benefits and expenses paid	(6,337)	(5,996)
	$65,435	$65,164

Prepaid benefit cost at each year-end consisted of the following:

(In thousands)	2002	2001
Funded status	$(10,799)	$ (1,785)
Unrecognized actuarial loss	34,780	17,941
Unrecognized prior service cost	(3,523)	(4,828)
	$ 20,458	$11,328

In determining the present value of benefit obligations, a discount rate of 6.75% was used in 2002 and 7.25% in 2001. The expected long-term rate of return on assets used was 8.5% in 2002 and 2001. In response to current economic circumstances, the Company has lowered its long-term rate of return on assets to 7.75% for 2003. In 2002 and 2001, an age-graded scale was used in determining the rate of compensation increase. Plan assets as of December 29, 2002 and December 30, 2001 consisted of debt and equity instruments and cash equivalents.

Net periodic pension cost (credit) for each year-end consisted of the following:

(In thousands)	2002	2001	2000
Service cost	$ 3,838	$ 3,512	$ 686
Interest cost	4,820	4,671	4,109
Expected return on plan assets	(6,156)	(5,496)	(5,137)
Net amortization	(364)	(726)	(906)
	$ 2,138	$ 1,961	$(1,248)

The net periodic pension cost (credit) was based on a discount rate of 7.25%, 7.50% and 7.50% for 2002, 2001 and 2000, respectively. In response to current economic circumstances, the Company has lowered its discount rate to 6.75% for 2003.

The Company recognized a reduction in net periodic pension cost of $3.5 million in 2000, due to plan redesign in 2000 relating to a reduction in benefits.

A minimum pension liability adjustment is required when the accumulated benefit obligation exceeds the fair value of plan assets and accrued benefit liabilities at the measurement date. The unfavorable economic environment has caused a decline in the market value of the Company's pension plan assets, while lower interest rates have caused the accumulated benefit obligation to increase. As a result, the Company recorded a minimum pension liability of $25.8 million at December 29, 2002, and an aftertax charge of $16.2 million to other comprehensive income in 2002.

The Company has a domestic profit sharing and savings plan. This plan covers certain qualified employees as defined in the applicable plan document. Effective January 1, 2001, the profit sharing and savings plan includes employer participation in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plan allows participants to make pretax contributions and the Company matches between 1% and 4% of employee contributions depending on the employee's contribution percentage. The profit sharing portion of the plan is discretionary and noncontributory. All amounts contributed to the plan are deposited into a trust fund administered by an independent trustee. The Company's matching 401(k) contributions totalled $7.6 million for 2002 and $6.7 million for 2001. The Company also provided profit-sharing contributions under this plan in the amount of $2.2 million for 2000.

The Company also provided for profit sharing and supplemental retirement benefits under other defined contribution plans in the amounts of $4.9 million, $3.6 million and $3.3 million for 2002, 2001 and 2000, respectively.

NOTE 13   ADVERTISING COSTS

The Wendy's National Advertising Program, Inc. (WNAP) is a not-for-profit corporation which was established to collect and administer funds contributed by the Company and all domestic franchise owners. These contributions total 2% of gross sales, as defined in the applicable agreement, and are used for advertising programs designed to increase sales and enhance the reputation of the Company and its franchise owners. For the years of 1993 through 2001, the domestic system agreed to increase national advertising spending from 2% to 2.5% of gross sales. For the years of 2002 through 2006, the domestic system has agreed to increase national advertising spending to 3% of gross sales. During 2002, 2001 and 2000, the Company contributed $47.3 million, $35.5 million and $33.1 million, respectively, to WNAP. These contributions were recognized in company restaurant operating costs.

Under a plan approved by the WNAP Committee, WNAP periodically reimburses the Company for certain production costs incurred in new product testing for programs which may be used in national or local advertising. WNAP made reimbursements to the Company totaling $4.3 million, $3.9 million and $3.6 million for 2002, 2001 and 2000, respectively.

The advertising program utilized by Wendy's of Canada is known as the Wendy's Canadian Advertising Program, Inc. (WCAP). Wendy's Canada franchisees and company operated units (excluding Quebec, where all advertising is done locally) are required to contribute approximately 2.75% of monthly gross sales, as defined in the applicable agreement, to WCAP.

The advertising program utilized by Tim Hortons Canada is known as the Tim Hortons Advertising and Promotion Fund (Canada) Inc. (Ad Fund), and the advertising program utilized by Tim Hortons U.S. is known as Tim's National Advertising Program (TNAP). Hortons' Canada franchisees and company operated units are required to contribute 4% of gross sales, as defined in the applicable agreement, to the Ad Fund and Tim Hortons' U.S. franchisees and company operated units are required to contribute 4% of gross sales, as defined in the applicable agreement, to TNAP. Pursuant to a decision made by the franchisees, the contribution percentage for the Ad Fund was voluntarily and temporarily reduced to 3.75% in 2001, then to 3.5%, effective October, 2002.

At December 29, 2002 and December 30, 2001, the Company's total net payables to WNAP, WCAP, the Ad Fund and TNAP amounted to $7.0 million and $4.6 million, respectively. None of these entities are consolidated.

Total advertising expense of the Company, including amounts contributed to WNAP, WCAP, the Ad Fund and TNAP, local advertising costs and other marketing and advertising expenses, amounted to $76.5 million, $68.4 million and $62.5 million in 2002, 2001 and 2000, respectively.

NOTE 14   SEGMENT REPORTING

The Company operates exclusively in the food-service industry and has determined that its reportable segments are those that are based on the Company's methods of internal reporting and management structure. The Company's reportable segments are Wendy's, Tim Hortons and Baja Fresh. There were no material amounts of revenues or transfers among reportable segments.

The table below presents information about reportable segments:

(In thousands)	Wendy's	Tim Hortons	Baja Fresh	Total
2002				
Revenues	**$2,010,441**	**$651,059**	**$ 68,761**[(2)]	**$2,730,261**
% of total	**73.6%**	**23.9%**	**2.5%**	**100.0%**
Income before				
income taxes	**262,541**	**158,129**	**2,318**[(2)]	**422,988**
% of total	**62.1%**	**37.4%**	**.5%**	**100.0%**
Capital				
expenditures	**240,029**	**76,461**	**14,321**[(2)]	**330,811**
Goodwill, net	**42,897**	**538**	**228,890**	**272,325**
Total assets	**1,634,796**	**665,853**	**318,798**	**2,619,447**
2001				
Revenues	$1,818,746	$572,451		$2,391,197
% of total	76.1%	23.9%		100.0%
Income before				
income taxes	233,760	131,623		365,383
% of total	64.0%	36.0%		100.0%
Capital				
expenditures	217,309	83,745		301,054
Goodwill, net	41,214			41,214
Total assets	1,508,540	550,104		2,058,644
2000				
Revenues	$1,711,986	$524,960		$2,236,946
% of total	76.5%	23.5%		100.0%
Income before				
income taxes	208,861[(1)]	114,074		322,935
% of total	64.7%	35.3%		100.0%
Capital				
expenditures	206,718	68,957		275,675
Goodwill, net	43,719			43,719
Total assets	1,383,414	496,935		1,880,349

[(1)] *Includes international charges of $18.4 million (see Note 2).*
[(2)] *For the period from June 19, 2002 (acquisition date) through December 29, 2002.*

A reconciliation of reportable segment income before income taxes to consolidated income before income taxes follows:

(In thousands)	2002	2001	2000
Income before			
income taxes	**$422,988**	$365,383	$322,935
Corporate charges[(1)]	**(77,089)**	(58,003)	(51,498)
Consolidated income			
before income taxes	**$345,899**	$307,380	$271,437

[(1)] *Corporate charges include certain overhead costs and interest income and expense. As a result of a change in its methods of internal reporting and management structure, the Company has revised the allocation of costs between the Wendy's segment and corporate charges. The prior year amounts have been reclassified to conform with the current year presentation.*

A reconciliation of total reportable segment assets to consolidated total assets follows:

(In thousands)	2002	2001
Total assets	**$2,619,447**	$2,058,644
Corporate assets	**47,914**	25,406
Consolidated total assets	**$2,667,361**	$2,084,050

Significant non-cash items included in reportable segment income before income taxes follows:

(In thousands)	Wendy's	Tim Hortons	Baja Fresh	Total
2002				
Depreciation and				
amortization	**$106,616**	**$30,730**	**$ 3,608**[(1)]	**$140,954**
Gains from asset				
dispositions, net	**2,858**	**3,163**		**6,021**
2001				
Depreciation and				
amortization	$ 98,673	$24,219		$122,892
Gains from asset				
dispositions,				
net	6,807			6,807
2000				
Depreciation and				
amortization	$ 91,766	$21,378		$113,144
Gains from asset				
dispositions,				
net	6,540			6,540

[(1)] *For the period from June 19, 2002 (acquisition date) through December 29, 2002.*

A reconciliation of total reportable segment depreciation and amortization expense to consolidated depreciation and amortization expense follows:

(In thousands)	2002	2001	2000
Depreciation and			
amortization	**$140,954**	$122,892	$113,144
Corporate charges[(1)]	**1,819**	346	347
Consolidated depreciation			
and amortization expense	**$142,773**	$123,238	$113,491

[(1)] *As a result of a change in its methods of internal reporting and management structure, the Company has revised the allocation of costs between the Wendy's segment and corporate charges. The prior year amounts have been reclassified to conform with the current year presentation.*

Revenues and long-lived asset information by geographic area follows:

(In thousands)	United States	Canada	Other	Total
2002				
Revenues	**$1,980,857**	**$733,799**	**$15,605**	**$2,730,261**
Long-lived assets	**1,678,013**	**445,578**		**2,123,591**
2001				
Revenues	$1,723,480	$649,932	$17,785	$2,391,197
Long-lived assets	1,270,645	418,554		1,689,199
2000				
Revenues	$1,616,315	$590,439	$30,192	$2,236,946
Long-lived assets	1,167,047	373,762		1,540,809

NOTE 15   RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This Statement addresses accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets. The Company has evaluated the impact of this Statement on its financial statements and will adopt the provisions of this Statement in the first quarter of 2003. Based on its evaluation to date the Company does not anticipate this Statement having a material impact on the results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and Accounting Principles Board ("APB") Opinion Number 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This Statement addresses accounting and reporting standards for the impairment or disposal of long-lived assets. This Statement was adopted in the first quarter of 2002 and has not had a significant impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections". This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds SFAS

No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. The Company is in the process of evaluating the impact of those provisions on its financial statements and will adopt such provisions in the first quarter of 2003. The remaining provisions of this Statement were adopted by the Company for transactions occurring after May 15, 2002 and have not resulted in a significant impact to the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with the exit and disposal activities, including restructuring activities, that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement also addresses accounting and reporting standards for costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement or an individual deferred-compensation contract. This Statement will be applied for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting of Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123". This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under the provisions of SFAS No. 148, companies that choose to adopt the accounting provisions of SFAS No. 123 will be permitted to select from three transition methods: Prospective method, Modified prospective method and Retroactive restatement method. The transition and annual disclosure provisions of SFAS No. 148 are effective for the fiscal years ending after December 15, 2002. The Company will continue to follow the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148.

FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of SFAS 5, 57, and 107 and rescission of FIN No. 34" was issued in November 2002. This Interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under guarantees. This Interpretation clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in the issuing of the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The recognition provisions of FIN No. 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods after December 15, 2002. The Company is in the process of evaluating the impact of this Interpretation on its financial statements and will adopt the liability recognition provisions of this Interpretation in the first quarter of 2003. The disclosure requirements are included in the accompanying financial statements report.

FIN No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51", was issued in January 2003. This Interpretation clarifies the application of the majority voting interest requirement of ARB No. 51, "Consolidated Financial Statements", to certain types of variable interest entities that do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The controlling financial interest may be achieved through arrangements that do not involve voting interests. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies to the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. FIN No. 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

The Company utilizes various advertising funds ("Funds") to administer its advertising programs. These Funds collect money from franchise and company operated restaurants to be used for mutually beneficial marketing programs (see Note 13 to the Consolidated Financial Statements). The Company is in the process of evaluating the impact of this Interpretation on its financial statements, including the classification of these Funds under FIN No. 46. The Company will adopt the disclosure provisions of this Interpretation in the first quarter of 2003 and the remaining provisions in the third quarter of 2003. If it were determined that the consolidation of these Funds would be required under FIN No. 46, the Company does not expect this to have a material impact to consolidated net income.

NOTE 16   RELATED PARTY TRANSACTIONS

In 2001, the Company paid $5.7 million to Mr. Ronald V. Joyce, a former director of the Company (see Note 8 to the Consolidated Financial Statements), for the termination of an employment agreement with a subsidiary of the Company, for the continued use of Mr. Joyce's name and likeness following his retirement from the Company in 2001, his availability as a consultant regarding employee and franchisee relationships and related operations, and appearances at meetings and special events.

The name and likeness portion of these assets is $4.0 million and is being amortized over a period of 12 years. The remaining $1.7 million relates to the consulting portion and is being amortized over a period of five years. The total unamortized balance of these assets was $5.1 million at December 29, 2002 and $5.6 million at December 30, 2001.

In 2000, the Company entered into an Assignment of Rights Agreement with the Company's Founder, R. David Thomas, and his wife (the "Assignment"). The Company has used

Mr. Thomas, who was Senior Chairman of the Board until his death on January 8, 2002, as a spokesperson and focal point for its products and services for many years, and with the efforts and attributes of Mr. Thomas has, through its extensive investment in the advertising and promotional use of Mr. Thomas' name, likeness, image, voice, caricature, endorsement rights and photographs (the "Thomas Persona"), made the Thomas Persona well known in the U.S. and throughout North America and a valuable asset for both the Company and Mr. Thomas. Under the terms of the Assignment, the Company acquired the entire right, title, interest and ownership in and to the Thomas Persona, including the sole and exclusive right to commercially use the Thomas Persona. The Company is amortizing the Thomas Persona over a period of 15 years. The unamortized balance of this asset was $4.2 million at December 29, 2002 and $4.5 million at December 30, 2001.

In addition, the Company has various related-party leases, of which approximately $500,000 in rent was paid by the Company in 2002.

NOTE 17   SUBSEQUENT EVENTS (UNAUDITED)

On December 19, 2002, Mr. Ronald V. Joyce transferred, with the Company's consent, all of his remaining 5.7 million exchangeable shares of a Canadian subsidiary of the Company to an entity that is wholly-owned by him (see Note 8 to the Consolidated Financial Statements). On January 2, 2003, the 5.7 million exchangeable shares were exchanged into common shares of the Company.

On January 30, 2003, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to issue up to $500 million of securities. Included in the $500 million are $75 million of securities that were carried forward from the Company's S-3 filing that was made in October 2001. None of these $75 million in securities had been issued or sold.

NOTE 18   QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter	First		Second		Third		Fourth	
(In thousands, except per share data)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$612,396	$555,538	$684,047	$609,610	$722,133	$610,392	$711,685	$615,657
Gross profit[1]	166,337	147,598	201,389	175,325	205,488	172,706	195,598	168,405
Net income	43,440	38,699	63,725	56,014	60,893	52,356	50,723	46,580
Basic earnings per common share	.41	.34	.58	.49	.53	.46	.44	.44
Diluted earnings per common share	.39	.33	.54	.47	.52	.44	.44	.42

[1] Total revenues less cost of sales, company restaurant operating costs and operating costs. Depreciation on store assets is not included as part of this calculation.

Wendy's International, Inc. and Subsidiaries

Management's Statement of Responsibility for Financial Statements

To Our Shareholders

Management is responsible for the preparation of the consolidated financial statements and other related financial information included in the Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, incorporating management's reasonable estimates and judgments, where applicable.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded, that transactions are executed as authorized and that transactions are recorded and reported properly. The control system is supported by written policies and procedures, appropriate divisions of responsibility and authority and utilization of an internal audit function. Even effective internal controls, no matter how well designed, have inherent limitations, such as the possibility of human error or the overriding of controls. Further, changes in circumstances may have an impact on the effectiveness of controls over time.

Management considers the recommendations of its internal auditors, Deloitte and Touche LLP, and its independent auditors, PricewaterhouseCoopers LLP, concerning the Company's system of internal controls and takes actions it believes are cost-effective in the circumstances to respond appropriately to those recommendations. Management also reviews and, where appropriate, revises internal controls and procedures to reflect changing circumstances. Management believes that, as of December 29, 2002, the Company's system of internal control was adequate to accomplish the objectives discussed above.

The Company engages PricewaterhouseCoopers LLP as independent public accountants to perform an independent audit of the financial statements. Their report appears herein.

The Board of Directors has an Audit Committee composed entirely of outside directors. The Audit Committee meets periodically with management and with representatives of Deloitte and Touche LLP and PricewaterhouseCoopers LLP, both of whom have unrestricted access to the Audit Committee.

Kerrii B. Anderson

Kerrii B. Anderson
Executive Vice President and Chief Financial Officer

Report of Independent Accountants

To The Board of Directors and Shareholders of Wendy's International, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, comprehensive income, and cash flows present fairly, in all material respects, the financial position of Wendy's International, Inc. and Subsidiaries at December 29, 2002 and December 30, 2001 and the results of their operations and their cash flows for the periods ended December 29, 2002, December 30, 2001 and December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
January 31, 2003
Columbus, Ohio

Wendy's International, Inc. and Subsidiaries

Officers and Directors

Executive Officers

John T. Schuessler
Chairman of the Board, Chief Executive Officer and
President, Director

Kerrii B. Anderson
Executive Vice President and Chief Financial Officer,
Director

Thomas J. Mueller
President and Chief Operating Officer, North America

Donald F. Calhoon
Executive Vice President

Jonathan F. Catherwood
Executive Vice President

Kathie T. Chesnut
Executive Vice President

George Condos
Executive Vice President

John M. Deane
Executive Vice President

Leon M. McCorkle, Jr.
Executive Vice President, General Counsel and Secretary

Ronald E. Musick
Executive Vice President

John F. Brownley
Senior Vice President and Treasurer

Brion G. Grube
Senior Vice President

Lawrence A. Laudick
Senior Vice President, General Controller and Assistant
Secretary

Director who is also an Officer of Tim Hortons

Paul D. House
President and Chief Operating Officer,
Tim Hortons, Director

Outside Directors

The Honorable Ernest S. Hayeck
National Judicial College Faculty,
Retired Judge, Trial Court of Massachusetts

Janet Hill
Vice President, Alexander & Associates, Inc.

Thomas F. Keller
R.J. Reynolds Professor of Business Administration,
Fuqua School of Business, Duke University
Retired Dean, Fuqua School of Business
Retired Dean, Fuqua School of Business Europe

William E. Kirwan
Chancellor, University System of Maryland

True H. Knowles
Retired President/Chief Operating Officer,
Dr Pepper Company, and Retired Executive Vice President,
Dr Pepper/Seven-Up Companies, Inc.

David P. Lauer
Retired President and Chief Operating Officer,
Bank One, Columbus, NA

Andrew G. McCaughey
Former Chairman/Chief Executive Officer,
Scott's Hospitality Inc.

James F. Millar
President and Chief Operating Officer,
Pharmaceutical Distribution and Medical Products
Cardinal Health, Inc.

James V. Pickett
Chairman, The Pickett Realty Advisors Inc.,
Principal, Stonehenge Financial Holdings, Inc.

Thekla R. Shackelford
Owner/President, School Selection Consulting

Wendy's International, Inc. and Subsidiaries

Market for Common Stock and Related Stockholder Matters

Wendy's International, Inc. shares are traded on the New York, Boston, Chicago, Pacific and Philadelphia Stock Exchanges (trading symbol: WEN). Options in Wendy's shares are traded on the Pacific Stock Exchange.

Market Price of Common Stock

2002	High	Low	Close
First Quarter	$35.50	$28.92	$34.98
Second Quarter	41.60	34.11	39.83
Third Quarter	40.80	30.01	33.11
Fourth Quarter	36.47	26.15	27.07

2001	High	Low	Close
First Quarter	$26.44	$20.00	$22.32
Second Quarter	26.77	22.26	25.54
Third Quarter	29.38	24.54	26.65
Fourth Quarter	30.50	25.90	29.17

At February 24, 2003, the Company had approximately 77,000 shareholders of record.

Dividends Declared Per Share

Quarter	2002	2001
First	$.06	$.06
Second	.06	.06
Third	.06	.06
Fourth	.06	.06

Selected Financial Data

	2002[1]	2001	2000[2]	1999	1998[3][4]
Operations (In millions)					
Retail sales	$2,187	1,925	1,808	1,666	1,580
Revenues	$2,730	2,391	2,237	2,067	1,942
Income before income taxes	$ 346	307	271	269	208
Net income	$ 219	194	170	167	123
Financial Position (In millions)					
Total assets	$2,667	2,084	1,958	1,884	1,838
Property and equipment, net	$1,851	1,648	1,497	1,389	1,281
Long-term obligations	$ 682	451	248	249	246
Company-obligated mandatorily redeemable preferred securities	$	200	200	200	200
Shareholders' equity	$1,449	1,030	1,126	1,065	1,068
Other Data (In millions)					
Systemwide sales — Wendy's	$7,535	6,837	6,412	5,994	5,528
Systemwide sales — Hortons	$1,679	1,462	1,287	1,080	895
Systemwide sales — Baja Fresh	$ 142				
Capital expenditures	$ 331	301	276	248	242
Per Share Data					
Net income — basic	$ 1.96	1.72	1.48	1.37	.96
Net income — diluted	$ 1.89	1.65	1.44	1.32	.95
Dividends	$ .24	.24	.24	.24	.24
Market price at year-end	$27.07	29.17	26.25	20.81	21.81

[1] Baja Fresh was acquired by the Company on June 19, 2002. Systemwide sales prior to this date are not included.
[2] Includes international charges of $18.4 million ($11.5 million aftertax) (see Note 2 to the Consolidated Financial Statements).
[3] Includes international charges of $33.9 million ($25.2 million aftertax).
[4] Fiscal year includes 53 weeks.

WENDY'S INTERNATIONAL, INC.

Safe Harbor Under The Private Securities Litigation Reform Act Of 1995

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information, so long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Wendy's International, Inc. (the "Company") desires to take advantage of the "safe harbor" provisions of the Act.

Certain information in the 2002 Summary Annual Report and this Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders, particularly information regarding future economic performance and finances, and plans, expectations and objectives of management, is forward looking. The following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements:

Competition. The quick-service restaurant industry is intensely competitive with respect to price, service, location, personnel and type and quality of food. The Company and its franchisees compete with international, regional and local organizations primarily through the quality, variety and value perception of food products offered. The number and location of units, quality and speed of service, attractiveness of facilities, effectiveness of advertising and marketing programs, and new product development by the Company and its competitors are also important factors. The Company anticipates that intense competition will continue to focus on pricing. Certain of the Company's competitors have substantially larger marketing budgets.

Economic, Market and Other Conditions. The quick-service restaurant industry is affected by changes in international, national, regional, and local economic conditions, consumer preferences and spending patterns, demographic trends, consumer perceptions of food safety, weather, traffic patterns and the type, number and location of competing restaurants. Factors such as inflation, food costs, labor and benefit costs, legal claims, and the availability of management and hourly employees also affect restaurant operations and administrative expenses. The ability of the Company and its franchisees to finance new restaurant development, improvements and additions to existing restaurants, and the acquisition of restaurants from, and sale of restaurants to franchisees is affected by economic conditions, including interest rates and other government policies impacting land and construction costs and the cost and availability of borrowed funds.

Importance of Locations. The success of Company and franchised restaurants is dependent in substantial part on location. There can be no assurance that current locations will continue to be attractive, as demographic patterns change. It is possible the neighborhood or economic conditions where restaurants are located could decline in the future, thus resulting in potentially reduced sales in those locations.

Government Regulation. The Company and its franchisees are subject to various federal, state, and local laws affecting their business. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic, and other regulations. Restaurant operations are also subject to licensing and regulation by state and local departments relating to health, sanitation and safety standards, federal and state labor laws (including applicable minimum wage requirements, overtime, working and safety conditions, and citizenship requirements), federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities, such as the Americans with Disabilities Act of 1990. Changes in these laws and regulations, particularly increases in applicable minimum wages, may adversely affect financial results. The operation of the Company's franchisee system is also subject to regulation enacted by a number of states and rules promulgated by the Federal Trade Commission. The Company cannot predict the effect on its operations, particularly on its relationship with franchisees, of the future enactment of additional legislation regulating the franchise relationship.

Growth Plans. The Company plans to increase the number of systemwide Wendy's and Tim Hortons restaurants open or under construction. There can be no assurance that the Company or its franchisees will be able to achieve growth objectives or that new restaurants opened or acquired will be profitable.

The opening and success of restaurants depends on various factors, including the identification and availability of suitable and economically viable locations, sales levels at existing restaurants, the negotiation of acceptable lease or purchase terms for new locations, permitting and regulatory compliance, the ability to meet construction schedules, the financial and other development capabilities of franchisees, the ability of the Company to hire and train qualified management personnel, and general economic and business conditions.

International Operations.   The Company's business outside of the United States is subject to a number of additional factors, including international economic and political conditions, differing cultures and consumer preferences, currency regulations and fluctuations, diverse government regulations and tax systems, uncertain or differing interpretations of rights and obligations in connection with international franchise agreements and the collection of royalties from international franchisees, the availability and cost of land and construction costs, and the availability of experienced management, appropriate franchisees, and joint venture partners. Although the Company believes it has developed the support structure required for international growth, there is no assurance that such growth will occur or that international operations will be profitable.

Disposition of Restaurants.   The disposition of company operated restaurants to new or existing franchisees is part of the Company's strategy to develop the overall health of the system by acquiring restaurants from, and disposing of restaurants to, franchisees where prudent. The realization of gains from future dispositions of restaurants depends in part on the ability of the Company to complete disposition transactions on acceptable terms.

Transactions to Improve Return on Investment.   The sale of real estate previously leased to franchisees is generally part of the program to improve the Company's return on invested capital. There are various reasons why the program might be unsuccessful, including changes in economic, credit market, real estate market or other conditions, and the ability of the Company to complete sale transactions on acceptable terms and at or near the prices estimated as attainable by the Company.

Joint Venture to Manufacture and Distribute Par-Baked Products for Tim Hortons Restaurants.   The success of the joint venture to manufacture and distribute par-baked products for Tim Hortons restaurants could be affected by a number of factors, including many of the factors set forth above. In addition, the ability of the joint venture to acquire real estate and construct and equip a manufacturing plant on acceptable terms, the realization of expected levels of production efficiencies, and actual product distribution costs and costs incurred to equip Tim Hortons restaurants for par-baked products occurring within expected ranges, could affect actual results.

Mergers, Acquisitions and Other Strategic Transactions.   The Company intends to evaluate potential mergers, acquisitions, joint venture investments, alliances, vertical integration opportunities and divestitures as part of its strategic planning initiative. These transactions involve various inherent risks, including accurately assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; the potential loss of key personnel of an acquired business; the Company's ability to achieve projected economic and operating synergies; and unanticipated changes in business and economic conditions affecting an acquired business.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements contained in the 2002 Summary Annual Report and this Financial Statements and Other Information furnished with the Company's Proxy Statement for the 2003 Annual Meeting of Shareholders, or to update them to reflect events or circumstances occurring after the date these materials were first furnished to shareholders, or to reflect the occurrence of unanticipated events.

Map to Wendy's International, Inc. Annual Meeting of Shareholders Columbus, Ohio



315
23
71
270
33
161
Dublin - Granville Rd.
High St.
670
Port Columbus
International
Airport
East Broad St.
70
West Broad St.
Veterans
Memorial
N
Columbus, OH

Wednesday, April 23, 2003
Meeting begins at 10:00 a.m. • Doors open at 9:30 a.m.

Veterans Memorial • 300 West Broad St. • Columbus, OH 43215
(614) 221-4341
For further information, call Wendy's Investor Relations at 1-800-443-7266, extension 3251.

Directions from I-71:

Heading South: Take I-71 south to the Broad St. exit and turn right (west). Continue approximately 1.4 miles and cross the Scioto River. Veterans Memorial will be on your right.

Heading North: Take I-71 north to I-70 west. Take the Broad St. exit and turn right (east). Continue approximately 2 miles and Veterans Memorial will be on your left.

Directions From I-70:

Heading West: Take I-70 west to I-71 north. Take the Broad St. exit and turn left (west). Continue approximately 1.4 miles and cross the Scioto River. Veterans Memorial will be on your right.

Heading East: Take I-70 east to the Broad St. exit and turn left (east). Continue approximately 2 miles and Veterans Memorial will be on your left.